UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 10, 2016

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

WHYDOSO MANYPEOPLE INCITIES GET DIABETES? GLP-1 Smallprotein, big potential OBESITY How do you market a treatment for a disease that many doctors don’t evenacknowledge? GLOBAL DEMAND for diabetes products triggers major productioninvestments

06 2015 PERFORMANCE
and 2016 outlook


26 GLP-1
– Small protein, big potential


28 OBESITY CARE
– Building the market from scratch


30 Tackling the rise of
DIABETES IN CITIES


38 GLOBAL DEMAND
triggers major production
investments

CONTENTS

ACCOMPLISHMENTS AND RESULTS 2015

- 01 Letter from the Chairman
- 02 Letter from the CEO
- 04 Novo Nordisk at a glance
- 06 2015 performance and 2016 outlook
- 14 Performance highlights

OUR BUSINESS

- 16 Our strategy
- 18 Novo Nordisk Way
- 20 Pipeline overview
- 22 193 million people do not know they have diabetes – Are you one of them?
- 24 Future diabetes medicines – What's next from Novo Nordisk's labs?
- 26 GLP-1 – Small protein, big potential
- 28 Obesity care – Building the market from scratch
- 30 Tackling the rise of diabetes in cities
- 32 30 years of changing haemophilia
- 33 The people behind it all
- 34 The future of pharmaceuticals
- 38 Global demand triggers major production investments
- 40 Environmental strategy – Doing more with less
- 42 Managing risks

GOVERNANCE, LEADERSHIP AND SHARES

- 44 Shares and capital structure
- 46 Corporate governance
- 49 Remuneration
- 52 Board of Directors
- 54 Executive Management

FINANCIAL, SOCIAL AND ENVIRONMENTAL STATEMENTS

- 55 Consolidated financial, social and environmental statements
- 105 Financial statements of the parent company
- 109 Management's statement and Auditor's reports

ADDITIONAL INFORMATION

- 112 Product overview
- 113 More information and references

All references can be found on p 113.

The Management review, as defined by the Danish Financial Statements Act (FSA), is found on pp 1–54 and 95.
This Annual Report is published in English only. A shorter version, consisting of the Management review and excerpts from the consolidated statements, is available in Danish. In the event of any discrepancies, the English version shall prevail.

1

A GOOD YEAR

LETTER FROM THE CHAIRMAN

2015 was a good year for Novo Nordisk. This is how the Board of Directors sees it when taking stock of the year that is now behind us. I hope that you will agree with us.

In a difficult and changing environment for the pharmaceutical industry, Novo Nordisk delivered on the forecasts it made at the beginning of the year, both in terms of sales growth and profit growth. Equally important was the encouraging progress in the company's pipeline of new and upcoming products, which bodes well for the future.

In his review of the year on the following pages, President and CEO Lars Rebien Sørensen highlights some of the key developments and achievements in 2015, including the launch of Saxenda® for the treatment of obesity, the flow of encouraging phase 2 and 3 data regarding semaglutide in both an injectable and an oral version for type 2 diabetes, and, of course, the long-awaited approval of Tresiba® in the US.

These achievements are the result of a very robust long-term strategy and excellent execution by the entire Novo Nordisk organisation. Every year we spend a considerable amount of time in board meetings and in meetings with members of Executive Management reviewing this strategy – challenging assumptions and bringing in new perspectives to be sure not only that the company's strategic priorities are the right ones, but also that the organisation has the capabilities needed to execute them.

If you have been following Novo Nordisk for some years, you will notice from the article on pages 16–17 that we have not made any significant changes to the strategy in 2015. This means the company will retain its sharp focus on just four disease areas: diabetes, obesity, haemophilia and growth disorders. Many of our discussions last year focused on how best to ensure that Novo Nordisk can continue its track record of innovation within these areas, so that we will have new and better medicines also in the coming decades for people with these serious chronic conditions. This requires further expansion of our research organisations in Europe, the US and China, and also that we become even more active in forming partnerships with biotech companies and universities that have knowledge and technologies that complement what we have in-house.

One of the main responsibilities of a board is to ensure that the company has the right executive leadership and that there are solid succession plans in place for top management. In April, we announced significant changes to the organisation's leadership, elevating the heads of our commercial activities in the US, Europe and International Operations, and of Product Supply to Executive Management. Moreover, Jakob Riis, executive vice president, Marketing, Medical Affairs and Stakeholder Engagement, was given additional responsibility for China, Japan, Korea, Australasia and Canada. The Board also decided that CEO Lars Rebien Sørensen should remain in his role until he approaches the end of his contract, which expires in 2019.

These changes enhance the visibility of Novo Nordisk's international business operations to the Board at a time when the company is preparing for global launches of several key products and embarking on an unprecedented investment programme in new production facilities. In addition, they support the further development of our key leadership talent.

As a result of the changes, Kåre Schultz, president and COO, decided to continue his professional career outside Novo Nordisk. I wish him all the best and thank him for his achievements over many years at Novo Nordisk. Lars Rebien Sørensen now has the additional role of chairman of the Operations Committee, with Lars Fruergaard Jørgensen, executive vice president, Corporate Development, as vice chair.

In light of Novo Nordisk's solid performance in 2015, the Board will at the Annual General Meeting propose a 28% increase in dividend to 6.40 Danish kroner per share. Furthermore, the Board has decided to initiate a new share repurchase programme of up to 14 billion kroner, which will commence in February 2016, and intends to introduce an interim dividend for 2016 in August 2016.

With the financial results for 2015, we have achieved the long-term financial targets that we last revised in January 2013. In light of the significant improvement in operating margin during the past years and the need to invest in sustaining sales growth, further improvement of the operating margin is not a strategic priority in the coming years. Reflecting this, we have set the long-term target for operating profit growth at 10%, underlining our confidence in the growth outlook for the company.

On behalf of the Board of Directors, I would like to express my appreciation for the leadership shown by Lars Rebien Sørensen and his management team, and for the hard work and dedication of the entire Novo Nordisk organisation.



Göran Ando
Chairman of the Board of Directors

IT'S ALL ABOUT INNOVATION

LETTER FROM THE CEO

In my letter in last year's Annual Report, I predicted that 2015 would be one of the most exciting and challenging years in Novo Nordisk's 92-year history. And indeed it has been. As it turned out, there were many reasons to be excited, and we successfully dealt with most of the challenges.

I will return to the challenges later. Let us start with the excitement which, to a large extent, was related to new developments in our product pipeline. The fact is that if our pipeline does not progress well, if we fail to discover and develop new, innovative products for people with diabetes and other serious chronic conditions, then we will not be successful in the long term. So let us look at the highlights from our pipeline in 2015:

- Tresiba® (insulin degludec) – our new-generation long-acting insulin – was approved in the US in September and launched in January 2016 for the treatment of type 1 and type 2 diabetes.
- Xultophy® – the combination of insulin degludec and liraglutide for type 2 diabetes – was launched in the first European countries and filed for approval in the US.
- Following successful completion of the phase 3a studies, we filed for regulatory approval of faster-acting insulin aspart in both the EU and the US for the management of blood glucose around meals for both type 1 and 2 diabetes patients.
- Injectable semaglutide – a once-weekly GLP-1-analogue for type 2 diabetes – showed superior efficacy over the comparator products in four phase 3 trials announced during the year.
- A once-daily oral formulation of semaglutide showed very encouraging results in a proof-of-concept phase 2 trial, and we subsequently decided to take this product into phase 3 development.
- We launched Saxenda® (liraglutide 3 mg) in the US and in the first markets outside the US. Saxenda® is our first product for chronic weight management, an undeveloped market despite the huge and growing burden of obesity all over the world.
- We launched NovoEight® in the US for people with haemophilia A, and in January 2016 we filed our long-acting factor IX (nonacog beta pegol) for the treatment of haemophilia B for approval in Europe. We expect to file in the US in the first half of 2016.

With the number of projects we have in our pipeline these days, one would also expect a number of setbacks. However, we were privileged to have only one significant disappointment in 2015: the results of phase 3 trials showed that liraglutide (Victoza®), as adjunct to insulin therapy, met the primary end-point of improving blood glucose control for people with type 1 diabetes, but unfortunately without the hypoglycaemic benefit experienced in type 2 diabetes. We therefore decided not to submit an application to expand the label of Victoza® for use in type 1 diabetes.

Our expectation is that there will continue to be increasing demand for our products for many years to come. That is why, in 2015, we decided on an unprecedented expansion of our production capacity for diabetes, obesity and haemophilia products. This includes investing close to 2 billion US dollars in a new site in Clayton, North Carolina, which will produce active pharmaceutical ingredients for both oral semaglutide and a range of Novo Nordisk's current and future diabetes care products.

While developing and making such products will always remain our number one priority, our efforts to change diabetes go beyond medicine. In 2014, we launched Cities Changing Diabetes – a partnership programme to identify and address the root causes of type 2 diabetes in major cities around the world. I was very happy to see the progress already made when we hosted the inaugural Cities Changing Diabetes Summit in Copenhagen in November 2015.

When I referred to 2015 as a challenging year in the opening of my letter, I was referring to the challenges of obtaining access to the market for our new products.

In 2015, we found ourselves in increasingly tougher negotiations with payers in the US to get our products onto their formularies. In Europe, China, Japan and many other countries, we are experiencing continued strong pressure on prices and reimbursement restrictions for new products. In one case, for Tresiba® in Germany, we had to make the difficult decision to discontinue the product following the negative outcome of price negotiations with the statutory health insurance funds. We were offered a price at the level of ordinary human insulin, a product which was launched in the 1980s. If we were to accept this price, we would undermine our ability to research and develop medical innovations for people with diabetes.

This is an extreme case, but it serves as an example of what could become an unsustainable future for research-based pharmaceutical companies if payers and producers cannot find common ground when determining the value of a medicinal product. There is no doubt that we at Novo Nordisk, and in the industry at large, need to become better at demonstrating the value that our new products bring. It is in this light that our new partnership with IBM Watson Health should be seen. Announced in December, this partnership will explore possibilities for improved diabetes care via insights from real-time, real-world evidence of Novo Nordisk diabetes treatments and devices.

Despite market access challenges, we ended the year growing sales by 8% and operating profit by 21%, both in local currencies. Sales growth was primarily driven by Victoza®, aided by the high growth of the GLP-1 market, but other products also did well, including Levemir®, NovoRapid®, Tresiba® and our human growth hormone, Norditropin®.

Measured in local currencies, new-generation insulin accounted for 10% sales growth, and Tresiba® continues to do well in all the markets in which it is competing on an equal footing with other insulin products in terms of reimbursement status. Tresiba® was launched in Japan as the first country in February 2013, and by the end of 2015 it had claimed more than 33% of the segment for long-acting insulin (basal insulin) in Japan, measured in value.

3



From a regional perspective, North America accounted for 62% of sales growth, followed by International Operations and Region China. It is also in these regions that we expect to see most of the growth in the coming years, although we have had to lower our short-term growth projections for China due to a combination of lower economic growth, pricing reforms and increased competition from both local and global competitors.

In the performance review starting on **page 6** and in subsequent articles in this Annual Report, you can read more about some of the topics I have mentioned in my letter. I hope they will give you a good sense of why, despite the challenging business environment for the pharmaceutical industry, I remain optimistic about the future for Novo Nordisk. The need for medical treatment and better pharmaceuticals is there, not least in many emerging economies. We will do our best to meet these needs and, in doing so, create value for our shareholders and for society at large by the knowledge we generate, the taxes we pay and the jobs we create.

So what about 2016? I predict another exciting and challenging year. There will be an intense news flow from our pipeline, including the results of the two large cardiovascular outcomes trials: LEADER regarding Victoza® and DEVOTE regarding insulin degludec. Plus, of course, there will be a lot of attention on how Tresiba® performs in the all-important US market. You will find a table of key pipeline events on **page 21** and our financial outlook for 2016 on **page 8**.

As always, I take great pleasure in working with my Executive Management team, our Senior Management Board and the Board of Directors on making the most of the opportunities and dealing with the challenges ahead. As mentioned by our Chairman, Göran Ando, in his letter, we had a reorganisation of Executive Management in 2015, which led to Kåre Schultz, our chief operating officer for many years, seeking new opportunities outside Novo Nordisk. I have worked with Kåre for as long as I can remember and have great respect for his capabilities and what he has done for Novo Nordisk over the years. I wish him all the best in his new career.

Last but not least, I would like to thank everyone in the Novo Nordisk organisation for their contributions to our results in 2015, the people who use our products for their confidence in us, our stakeholders and partners for their collaboration and our shareholders for their continued support.

Lars Rebien Sørensen
President and chief executive officer

NOVO NORDISK AT A GLANCE

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. For more information, visit novonordisk.com, Twitter, LinkedIn, YouTube and Facebook.

OUR BUSINESS MODEL

HOW NOVO NORDISK CREATES AND SUSTAINS VALUE

Taking a patient-centred approach, Novo Nordisk provides innovation for the benefit of all of the company's stakeholders. The Triple Bottom Line principle, anchored in the Novo Nordisk Way, is the foundation that makes it possible to optimise the use of resources and maximise value creation in a sustainable way.

RESOURCES

EXTERNAL

- Capital provided by investors
- Insights from patients and expertise from academic and educational institutions
- Raw materials

INTERNAL

- Financial resources to invest in R&D, production capacity and customer outreach
- A skilled and diverse workforce
- Biological research and manufacturing facilities

FOCUS

WE DISCOVER, DEVELOP AND MANUFACTURE INNOVATIVE BIOLOGICAL MEDICINES AND MAKE THEM ACCESSIBLE TO PATIENTS THROUGHOUT THE WORLD


Diabetes
Obesity
PATIENTS
Haemophilia
Growth disorders

CORPORATE STRATEGY

NOVO NORDISK WAY

VALUE CREATED

- Improved health and quality of life for people with diabetes and other serious chronic diseases
- Return to shareholders
- Contributions to communities
- Tax contributions
- Job creation and productivity
- Capacity and competence building

5

A GLOBAL ORGANISATION WITH A LOCAL PRESENCE

HEADQUARTERED IN DENMARK
ESTABLISHED IN 1923

PRODUCTS MARKETED
IN 180+ COUNTRIES

AFFILIATES OR OFFICES IN
75 COUNTRIES

RESEARCH AND DEVELOPMENT FACILITIES ON
3 CONTINENTS

THE TRIPLE BOTTOM LINE

8.6
DKK billion expensed in company income tax (+13%)

34.9
DKK billion in net profit (+32%)

FINANCIALLY RESPONSIBLE

PATIENTS

SOCIALLY RESPONSIBLE

ENVIRONMENTALLY RESPONSIBLE

41,122
employees (+5%)*

107
thousand tons of CO_2 emissions (–11%)

26.8
million patients use our diabetes care products (+10%)

3,131
thousand m³ water consumption (+6%)

THE PEOPLE WE FOCUS ON

415
MILLION PEOPLE LIVE WITH **DIABETES**[1]

600
MILLION PEOPLE LIVE WITH **OBESITY**[2]

0.4
MILLION PEOPLE LIVE WITH **HAEMOPHILIA**[3]

3
OUT OF 10,000 CHILDREN LIVE WITH **GROWTH DISORDERS**[4]

* Excluding employees in NNIT A/S, witch was divested in 2015.

2015PERFORMANCE AND 2016OUTLOOK FINANCIAL PERFORMANCE 2011 2012 2013 2014 2015 0 5 10 15 20 SALESGROWTH • In localcurrencies • In DKK asreported % 25 2011 2012 * 2013 2014 * 2015 0 20 40 60 80 100 SHARE OF GROWTH IN LOCAL CURRENCIES  Japan &Korea  RegionChina  International Operations  Europe  NorthAmerica % *In2012and2014,Japan &Koreacontributed–1%tothetotalgrowth. 2011 2012 2013 2014 2015 0 25 50 75 100 125 SALES BYSEGMENT  Biopharmaceuticals  Diabetes and obesitycare DKKbillion NovoNordisk’s2015performancewasinline withthelatestguidance providedinOctober. SALESDEVELOPMENT Salesincreasedby22%inDanishkronerand by 8% measured in local currencies. North Americawasthemain contributorwith62% shareofgrowthmeasuredinlocalcurrencies, followed by International Operations with 26%. Sales growth was realisedwithin both diabetes care and biopharmaceuticals, with the majority of growth originating from modern insulinandVictoza ® . In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2015 and November 2014 provided by the inde- pendent data providerIMSHealth. DIABETES AND OBESITY CARE,SALESDEVELOPMENT Sales of diabetes and obesity careproducts increased by 22% measured in Danish kronerand by9% inlocalcurrenciestoDKK 85,590 million. NovoNordiskis the world leader in diabetes care and holds a global value market share of 28%, compared to 27% at the same time last year. Sales of new-generation insulin (Tresiba ® , Ryzodeg ® and Xultophy ® )reached DKK1,438 million, compared with DKK658 million in2014. INSULIN The roll-out of Tresiba ® (insulin degludec), the once-daily new-generation basal insu- lin, continues and the product has now been launched in 39 countries, including Spain and the US, with initial encouraging market access. In Japan, where Tresiba ® was launched inMarch 2013 with thesame level of reimbursement as insulin glargine, its share of the basal insulin market has grown steadily, and Tresiba ® has captured 33% of the market measured in monthly value market share. Similarly, Tresiba ® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine, whereas penetration re- mains modest in markets with restricted market access compared with insulin glargine. Novo Nordisk has ceased distri- bution of Tresiba ® in Germany in January 2016 as a result of the negative outcome from price negotiations with the National Association of Statutory Health Insurance Funds (GKV-SV). Ryzodeg ® , a soluble formulation of insulin degludec and insulin aspart, was recently launched in Japan as the third market following launches in Mexico and India. Launch activities areprogressing asplanned and early feedback from patients and pre- scribersisencouraging . Xultophy ® ,aonce-dailysingle-injection com- bination of insulin degludec (Tresiba ® ) and liraglutide (Victoza ® ), has been marketed in Switzerland, Germany, theUKand Sweden. Launch activities areprogressing asplanned, and also here, earlyfeedback from patients and prescribersisencouraging . Sales ofmodern insulin increased by21%in Danishkronerand by7% inlocal currencies to DKK 50,164 million. North America accounted for66% ofthegrowth, followed by International Operations and Region China. Sales of modern insulin and new- generation insulin now constitute 82% of NovoNordisk’ssalesofinsulin. VICTOZA ® (GLP-1THERAPY FORTYPE 2DIABETES) Victoza ® sales increased by 34% in Danish kroner and by 18% in local currencies to DKK18,027 million. Sales growth is driven by North America as well as positive contributions from Europe, Japan & Korea and International Operations. The GLP-1 segment’s value share of the total diabetes care market has increased to 7.8%, com- pared with 7.0% in 2014. Victoza ® is the marketleader intheGLP-1segment, with a 67%value marketshare. OTHER DIABETES AND OBESITY CARE Sales of other diabetes and obesity care products, which predominantly consist of oral antidiabetic products, needles and Saxenda ® , increased by 16% in Danish kroner and by 5% in local currenciesto NOVO NORDISK ANNUAL REPORT2015 6 ACCOMPLISHMENTS AND RESULTS2015

2011 2012 2013 2014 2015 0 10 20 30 40 0 10 20 30 DKKbillion NETPROFIT • Net profit margin (right)  Net profit(left) 2011 2012 2013 2014 2015 0 10 20 30 40 DEVELOPMENT INCOSTS Costs in % of sales • Sales and distribution • Cost of goods sold • Research and development • Administration % 2011 2012 2013 2014 2015 0 10 20 30 40 50 0 10 20 30 40 OPERATING PROFIT • Operating profit margin (right)  Operating profit(left) DKKbillion % 50% 40 DKK4,730 million.Thisreflects asignificant positive contribution from the USlaunch of Saxenda ® , liraglutide 3 mg for weight management, in May 2015. In the US, Saxenda ® has broad market access in the commercial segment, launch activities are progressing as planned and feedback from patients and prescribers is encouraging . Declining sales of needles in Europe and oral anti-diabetics in North America and International Operations partly offset sales growth. BIOPHARMACEUTICALS SALESDEVELOPMENT Sales of biopharmaceutical products in- creased by19% measured inDanishkroner andby6% inlocalcurrenciestoDKK22,337 million. Sales growth is primarily driven by North America, International Operations andEurope. HAEMOPHILIA Sales of haemophilia products increased by 14% in Danish kroner and by 3% in local currenciestoDKK10,647million.Thegrowth in local currenciesisprimarilydriven by the roll-out of NovoEight ® in Europe, Japan and the US as well as by NovoSeven ® in Inter- national Operations, partly offset by lower NovoSeven ® salesintheUSandJapan. NORDITROPIN ® (GROWTH HORMONE THERAPY) Sales of Norditropin ® increased by 20% in Danishkronerand by8% inlocal currencies to DKK7,820 million. The sales growth is primarily derived from North America, reflecting favourable pricing and increased demand driven by the pre-filled FlexPro ® device aswellasLatinAmerican and Middle East markets in International Operations. NovoNordiskistheleading company inthe global growth hormone market,witha32% marketsharemeasured involume. OTHER BIOPHARMACEUTICALS Sales of other products within biopharma- ceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 28% in Danish kroner and by 13% in local currencies to DKK3,870 million.Sales growth isdrivenby a positive impact from pricing of Vagifem ® intheUS. DEVELOPMENT IN COSTS AND OPERATINGPROFIT Thecostof goods soldincreased by11% to DKK 16,188 million, resulting in a gross margin of 85.0%, compared with 83.6% in 2014.Thisreflectsapositivecurrencyimpact of 1.5 percentage points and a positive impact from the product mix, primarilydue to increased sales of Victoza ® and modern insulin. Thisis countered by ramp-up costs fornewmanufacturing capacity. Sales and distribution costs increased by 22% in Danish kroner and by 9% in local currencies to DKK 28,312 million. The increaseincostsisdrivenbyUSlaunch costs related to Saxenda ® and NovoEight ® and by preparations for the Tresiba ® launch in the US, sales force investments in selected countriesinInternational Operationsaswell asadjustments tolegal provisions. Research and development costs decreased by1% inDanish kronerand by6% inlocal currencies toDKK13,608 million.Excluding all costs related to inflammatory disorders, an area which Novo Nordisk exited in September 2014,researchand development costs increased by 8% compared to 2014. Theincrease inunderlying costsreflects the progression of the late-stage diabetes care portfolio and is primarily driven by the cardiovascular outcomes trial DEVOTEfor insulin degludec and the phase 3a pro- gramme SUSTAINfortheonce-weeklyGLP-1 analogue semaglutide.Theincrease incosts is partly offset by lower costs related to faster-acting insulin aspart following the completion of the phase 3a development programme onsetinAugust2015. Administration costs increased by 9% in Danishkronerand by4% inlocal currencies toDKK3,857 million. Other operating income (net) was DKK 3,482 million, compared with DKK 770 million in2014.Theincreaseisdrivenbythe DKK 2,376 million non-recurring income fromthepartial divestment ofNNITA/S, an IT service and consultancy company, in connection with the Initial Public Offering on Nasdaq Copenhagen under the symbol ‘NNIT’(ISINDK0060580512) as well as the DKK 449 million non-recurring income related to the out-licensing of assets for inflammatory disorders. Operating profitincreasedby43% inDanish kroner to DKK 49,444 million. In local currencies the growth was 21%, which is slightly higher than the latest guidance for operating profit growth measured in local currenciesfor2015of‘around20%’.Adjusted for the income related to the partial divestment of NNITA/S, the growth in operating profitwas14%inlocalcurrencies. NETFINANCIALSANDTAX Net financials showed a net loss of DKK 5,961 million, compared with a net loss of DKK396 million in 2014.Thereported net financial lossin2015islargerthan thelatest guidance of ‘around DKK 5.6 billion’, primarily reflecting higher than expected lossesoncommercial balances following the depreciation of the Argentine peso in December 2015 as well as an effect from the depreciation of the Russian rouble and the Brazilian real during the fourth quarter of2015. CONTINUED NOVO NORDISK ANNUAL REPORT2015 ACCOMPLISHMENTSANDRESULTS2015 7

8 | ACCOMPLISHMENTS AND RESULTS 2015

In line with Novo Nordisk's treasury policy, the most significant foreign exchange risks for the Group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 5,898 million compared with a loss of DKK 381 million in 2014. This development reflects losses on foreign exchange hedging involving especially the US dollar due to its appreciation versus the Danish krone compared with the prevailing exchange rates in 2014. As of 31 December 2015, foreign exchange hedging losses of around DKK 700 million have been deferred for recognition in the income statement in 2016.

The effective tax rate for 2015 was 19.8%, which is in line with the latest guidance of a tax rate of 'around 20%' for the full year 2015. The lower tax rate compared with the 2014 level of 22.3% primarily reflects the tax-free gain from the partial divestment of NNIT A/S, the gradual reduction of the corporate income tax rate in Denmark from 24.5% in 2014 to 23.5% in 2015 as well as changes in provisions related to international tax cases.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 5.2 billion, compared with DKK 4.0 billion in 2014, which is in line with the latest guidance of 'around DKK 5.0 billion'. Net capital expenditure was primarily related to investments in additional insulin filling capacity, expansion of the manufacturing capacity for biopharmaceutical products and the construction of new research facilities.

Free cash flow was DKK 34.2 billion, compared with DKK 27.4 billion in 2014, which is in line with the latest guidance of 'DKK 33–35 billion'. The increase of 25% compared with 2014 primarily reflects the increased cash flow from operating activities as well as the non-recurring proceeds from the partial divestment of NNIT A/S.

OUTLOOK 2016

Sales growth for 2016 is expected to be 5–9% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulin, Victoza® and Tresiba® as well as a contribution from Saxenda® and Xultophy®. These sales drivers are expected to be partly countered by an impact from a contract loss in the US, healthcare reforms, the loss of exclusivity for products within hormone replacement therapy, intensifying competition within diabetes and biopharmaceuticals as well as macroeconomic conditions in China and a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is expected to be around 1 percentage point lower than the local currency level.

For 2016, operating profit growth is expected to be 5–9% measured in local currencies, adjusted by DKK 2,376 million for the partial divestment of NNIT A/S and by DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015. The expectations for operating profit growth reflect growth in selling and distribution costs to support continued launch activities as well as in research and development costs to support the progress of Novo Nordisk's pipeline. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is expected to be around 1 percentage point lower than the local currency level.

For 2016, Novo Nordisk expects a net financial loss of around DKK 1.3 billion. The current expectation primarily reflects losses associated with foreign exchange hedging contracts, mainly related to the appreciation of the US dollar versus the Danish krone compared to the prevailing exchange rates in 2015.

The effective tax rate for 2016 is expected to be in the range of 20–22%.

Capital expenditure is expected to be around DKK 7.0 billion in 2016, primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, additional capacity for active pharmaceutical ingredient production within diabetes care, an expansion of the insulin filling capacity and construction of new research facilities. Depreciation, amortisation and impairment losses are expected to be around DKK 3.0 billion. Free cash flow is expected to be DKK 36–39 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2016, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk's operating profit as outlined in the table to the left.

KEY INVOICING CURRENCIES	ANNUAL IMPACT ON NOVO NORDISK'S OPERATING PROFIT OF A 5% MOVEMENT IN CURRENCY	HEDGING PERIOD (MONTHS)
USD	DKK 2,000 million	12
CNY	DKK 300 million	11*
JPY	DKK 150 million	12
GBP	DKK 85 million	11
CAD	DKK 70 million	11

* USD and Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk's CNY currency exposure.

OUTLOOK 2016

The current expectations for 2016 are summarised in the table below:

EXPECTATIONS ARE AS REPORTED, IF NOT OTHERWISE STATED	EXPECTATIONS 3 FEBRUARY 2016
Sales growth	
• in local currencies	5–9%
• as reported	Around 1 percentage point lower
Operating profit growth*	
• in local currencies	5–9%
• as reported	Around 1 percentage point lower
Net financials	Loss of around DKK 1.3 billion
Effective tax rate	20–22%
Capital expenditure	Around DKK 7.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion
Free cash flow	DKK 36–39 billion

* Adjusted DKK 2,376 million for the partial divestment of NNIT A/S and DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015.

LONG-TERM FINANCIAL TARGETS

Novo Nordisk introduced four long-term financial targets in 1996 to balance short- and long-term considerations, thereby ensuring a focus on shareholder value creation. The targets were subsequently revised and updated on several occasions, most recently in connection with the annual results for 2012 released in January 2013.

NOVO NORDISK ANNUAL REPORT 2015

ACCOMPLISHMENTS AND RESULTS 2015 | 9

PERFORMANCE AGAINST LONG-TERM FINANCIAL TARGETS	Result 2015	Average 2012–2015*	Previous target	Updated target
Operating profit growth	43%	23%	15%	10%
Operating margin	46%	40%	40%	N/A**
Operating profit after tax to net operating assets	149%	111%	125%	125%
Cash to earnings	98%			
Cash to earnings (three-year average)	97%	97%	90%	90%

* Calculated as a simple average. ** A new target has not been established, as operating margin is expected to remain around 44%.

In 2015, Novo Nordisk reached these four long-term financial targets and consequently, the Board of Directors has approved three updated long-term financial targets to guide Novo Nordisk's performance. The targets have been revised based on an assumption of a continuation of the current business environment. Significant changes to the business environment, including the structure of the US healthcare system, regulatory requirements, pricing and market access environment, competitive environment, healthcare reforms, exchange rates and changes to accounting standards may significantly impact the time horizon for achieving the long-term targets or require them to be revised.

The target level for long-term operating profit growth has been set at 10%, reflecting the current outlook for organic sales growth and opportunities for operating margin leverage.

Novo Nordisk's current operating margin level of 43.6% (adjusted for the effect of the partial divestment of NNIT A/S) has been achieved by continuous improvement in manufacturing efficiency, positive pricing impact, sales and distribution leverage, reprioritisation of focus areas within research and development as well as administrative efficiencies. It is a strategic priority to continue to invest in future organic sales growth, and as a consequence operating margin improvement is not expected to be a major contributor to operating profit growth. This expectation reflects an expanded product portfolio, a significant number of product launches and continued investments within research and development. Consequently, no target for operating margin has been established, as the operating margin is expected to remain at the current level around 44%.

The target level for operating profit after tax to net operating assets is unchanged at 125%. The target reflects the expectation of a continued robust operating profit growth combined with a stable effective tax rate and gradual increase in net operating assets, partly related to an expanded fixed asset investment to sales ratio to accommodate future sales growth, primarily within diabetes care.

The target level for the cash to earnings ratio is maintained at 90%, as expected continued growth in International Operations and expanding investment priorities will gradually impact net operating assets. As previously, and given the inherent volatility in this ratio, the target will be pursued looking at the average over a three-year period.

FORWARD-LOOKING STATEMENTS

Novo Nordisk's reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and Form 20-F, both expected to be filed with the SEC in February 2016, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as 'believe', 'expect', 'may', 'will', 'plan', 'strategy', 'prospect', 'foresee', 'estimate', 'project', 'anticipate', 'can', 'intend', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

- statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk's products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
- statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
- statements regarding future economic performance, future actions and outcome of contingencies, such as legal proceedings
- statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the heading '2015 performance and 2016 outlook' and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, reliance on information technology, Novo Nordisk's ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors on pp 42–43.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

NOVO NORDISK ANNUAL REPORT 2015

RESEARCH ANDDEVELOPMENT 2011 2012 2013 2014 2015 0 5 10 15 20 25 30 Thousand * A patient year is measured as the total number of months a patient is enrolled in a clinical trial divided by 12. 2015 was a year in which Novo Nordisk made significant progressinitsresearchand development pipeline and reached several milestones. Belowarethehighlights fromthekeydevel- opment projects. On p 20, the pipeline overview shows all the compounds in clinical development, and further details on clinical trials can be found in the company announcements and press releases pub- lished by NovoNordiskduring 2015, which areavailable onnovonordisk.com. DIABETES In March 2015, Novo Nordisk decided to resubmit New Drug Applications (NDA)of Tresiba ® and Ryzodeg ® 70/30 intheUS. The resubmission was based on the interim analysis ofthecardiovascular outcomes trial for Tresiba ® , DEVOTE. In order to preserve the integrity of the ongoing DEVOTEtrial, only a small team within NovoNordiskhad access to the data and made the decision to resubmit the NDA. NovoNordisk man- agement doesnothave accesstotheresults of the interim analysis. TheDEVOTEtrial is expected tobe completed in mid-2016 and theresultsareexpected tobeannounced in thesecond half of2016. Based on the class IIresubmission, the US Food and Drug Administration (FDA) approved Tresiba ® and Ryzodeg ® 70/30 for the treatment of diabetes in adults in September 2015. Following the approval, Tresiba ® was introduced to diabetes care specialists inthe USduring November2015 and was launched broadly inJanuary2016. trial programme, which involved around 2,100 people with type 1 and 2 diabetes. In the onset programme, people treated with faster-acting insulin aspart achieved improvements inpostprandial controlversus NovoRapid ® and an HbA 1c reduction on par with NovoRapid ® . Across the onset trials, faster-acting insulin aspart had a safe and well-toleratedprofile,withthemostcommon adverse event being hypoglycaemia similar tothelevelsobserved withNovoRapid ® . OBESITY In March 2015, the European Commis- sion granted marketing authorisation for Saxenda ® (liraglutide 3 mg) for the treatment of obesity. Saxenda ® is the first once-daily human glucagon-like peptide-1 (GLP-1) analogue for the treatment of obesity approved in Europe. Saxenda ® is indicated in the EU as an adjunct to a reduced-calorie diet and increased physical activity for weight management in adult patients with an initial Body Mass Index (BMI) of =30 kg/m 2 (obese), or =27 kg/m 2 to <30 kg/m 2 (overweight) in the presence of at least one weight-related comorbidity such as dysglycaemia, hypertension, dys- lipidaemia or obstructive sleep apnoea. Saxenda ® was launched in Denmark in August 2015. Earlier in the year, during May, Saxenda ® had already been launched intheUS,following theUSFDAappro- val in December 2014. Novo Nordisk will continue the global roll-out of Saxenda ® during 2016 and expects tolaunch itin up totencountries. HAEMOPHILIA In January 2016, Novo Nordisk submitted the MAA to the EMA for the approval of long-acting factor IX,nonacog beta pegol. Nonacog beta pegol is a glycopegylated recombinant factor IXwith a significantly improved pharmacokinetic (PK)profile, de- veloped for patients with haemophilia B. NovoNordiskexpects to file the Biologics License Application (BLA)fornonacog beta pegol to the US FDAduring the first half of2016. New data for long-acting recombinant factor VIII, N8-GP (turoctocog alfa pegol) was reported from the first part of the pathfinder™2 extension trial in November 2015. Thereported data provide additional support that N8-GP(turoctocog alfa pegol) appeared tohave a safe and well-tolerated profile, and that 95% of mild tomoderate bleeds can bemanaged with 1–2infusions. In January 2016, the results from the double-blinded phase 3b trial SWITCH2 were announced. The primary endpoint of the trial was met by showing a statistically significantly lower rate of severe or blood glucose confirmed symptomatic hypogly- caemia during the maintenance period of 30% for people treated with Tresiba ® compared toinsulinglargine. In August 2015, Novo Nordisk decided to initiate a phase 3a programme with oral semaglutide, a once-daily oral formulation of the long-acting GLP-1 analogue sema- glutide. The decision followed the encour- aging resultsof the proof-of-concept phase 2trialannounced inFebruary 2015 and the subsequent consultations with regulatory authorities. The successful phase 2 trial resultsmarkasignificant milestone forNovo Nordisk in its ambition to deliver protein- based medicine, like semaglutide, in the form of a tablet and producing it in large scale. Novo Nordisk intends to initiate a global phase 3a programme, named PIONEER, comprising ten trialswith more than 9,000 people with type 2 diabetes. ThePIONEER programme will include nine safety and efficacy trialsand onetrialforevaluating the cardiovascular safety of oral semaglutide. In September 2015, NovoNordiskfiled the NDAtothe USFDAforXultophy ® ,the first once-daily single-injection combination of Tresiba ® (insulin degludec) and Victoza ® (liraglutide). The submission is currently being reviewedundertheUSFDA’sPrescrip- tionDrugUserFeeActV(PDUFAV). PATIENTYEARS INCLINICAL TRIALS *  Japan &Korea  RegionChina  International Operations  Europe  NorthAmerica During the second half of 2015, Novo Nordiskcompleted fouroutofsixphase 3a trials with semaglutide in the SUSTAIN programme. Semaglutide is a new GLP-1 analogue administered subcutaneously once weekly forthetreatment oftype 2diabetes in adults. Thedata reported so far confirm the strong efficacy profile of semaglutide, which alsoappeared safe and welltolerated inthetrials. InDecember2015,NovoNordisksubmitted the Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA)and theNDAtotheUSFDAforfaster- acting insulin aspart. Faster-acting insulin aspart is a mealtime insulin for improved control of postprandial glucose excursions and has been developed for the treatment ofpeople withtype1and type2diabetes. The filing of faster-acting insulin aspart is based on the results from the onset clinical NOVO NORDISK ANNUAL REPORT2015 10 ACCOMPLISHMENTS AND RESULTS2015

ACCOMPLISHMENTS AND RESULTS 2015 | 11

SOCIAL PERFORMANCE

Social performance has three dimensions: improving access to medical treatment and quality of care for patients, offering a healthy and engaging working environment, and providing assurance that responsible business practices are in place, with the aim of contributing to the communities in which the company operates.

PATIENTS

Just over half of the 415 million people living with diabetes[1] are diagnosed, and many of those diagnosed do not receive medical treatment.

As part of Novo Nordisk's strategy for global access to diabetes care, the company has set itself the long-term target of reaching 40 million people with its diabetes care products by 2020, which is double the baseline number in 2010. The aim is to enable more people with diabetes to receive medical treatment.

In 2015, Novo Nordisk provided medical treatments to an estimated 26.8 million patients with diabetes worldwide, compared with 24.4 million in 2014, calculated based on WHO's recommended daily doses for diabetes medicines. The number reflects an overall increase in the number of patients treated with Novo Nordisk's insulin products and was driven by human insulin in International Operations (1.2 million patients) and modern and new-generation insulins globally (0.9 million patients). Novo Nordisk focuses on enhancing quality of care through product innovation, while remaining committed to expanding access to medical treatment and care for patients with diabetes throughout the world. The company has several programmes specifically targeting people in low- and middle-income countries who have limited access to health services.

Novo Nordisk sold human insulin according to the company's differential pricing policy in 23 of the world's 48 poorest countries (the Least Developed Countries – LDC), compared with 32 countries in 2014. According to this policy, the price should not exceed 20% of the average insulin price in the western world (defined as the EU, Norway, Switzerland, the US, Canada and Japan). In 2015, the LDC ceiling price for insulin treatment per patient per day was USD 0.19, while the average realised price for insulin sold under the programme was USD 0.15, corresponding to USD 3.85 per vial. The decline is attributed to fewer insulin tenders in 2015 and lack of response from governments or private wholesalers and other partners to Novo Nordisk's offer. The total number of patients treated with insulins sold at or below ceiling price was approximately 411,000 in 2015, which is a slight decrease compared with approximately 431,000 in 2014. Beyond this scheme, Novo Nordisk sells human insulin at similar prices in low-income countries. In 2015, an estimated 5.5 million patients have been treated with insulin for USD 0.19 per day or less, corresponding to a price per vial of USD 4.81 or less. In comparison, an estimated 4.3 million patients were treated with insulin at or below the ceiling price in 2014.

By the end of 2015, continued progress had been achieved by Changing Diabetes® programmes with the aim of reaching more people with diabetes and building capacity. The Changing Diabetes® in Children programme has been rolled out in nine countries since its launch in 2009, reaching more than 3,400 children, who receive insulin treatment free of cost. A total of 108 clinics have been established, and more than 6,500 healthcare professionals have been trained or re-trained. The Changing Diabetes® in Pregnancy programme, also launched in 2009, has since screened more than 33,300 women for gestational diabetes mellitus, and more than 3,800 women have been diagnosed and subsequently treated. The Base of the Pyramid programme has, since its launch in 2011, established seven Diabetes Support Centres in Nigeria and six in Ghana. The programme has been scaled up in Kenya to build capacity and ensure supply. Furthermore, two new Centres of Excellence in Diabetes care were launched in the Kenyan public sector at county level in 2015.

In 2014, Novo Nordisk launched Cities Changing Diabetes – a cross-disciplinary and cross-sector partnership programme to identify and address the root causes of the rise in type 2 diabetes in urban areas. The programme is currently running in Mexico City, Copenhagen, Houston, Tianjin and Shanghai, representing more than 60 million inhabitants. In 2016, they will be joined by Vancouver and Johannesburg. The aim of the programme is to drive transformative action through new research focusing on cultural determinants and social factors that will facilitate the implementation of integrated and sustainable solutions in cities.

Donations through the World Diabetes Foundation (WDF) amounted to DKK 78 million in 2015. The WDF is an independent non-profit organisation established by Novo Nordisk in 2002 to help expand access to diabetes care. The foundation invests in sustainable initiatives to build healthcare capacity, with the aim of improving prevention and treatment of diabetes in developing countries. In 2015, the WDF supported 22 new projects. These included projects with a focus on prevention and others aimed at reaching people in the most remote rural areas. Read more on worlddiabetesfoundation.org.

Novo Nordisk also provides financial support to improve global access to haemophilia care. In 2015, the company donated DKK 19 million to the Novo Nordisk Haemophilia Foundation, established in 2005. The foundation supports projects and fellowships in developing and emerging economies. Initiatives focus on capacity building, awareness, diagnosis and patient registries. Read more on nnhf.org.

EMPLOYEES

At the end of 2015, the total number of employees was 41,122, corresponding to 40,638 full-time positions, which is a 1% decrease compared with 2014 due to the divestment of NNIT A/S in March 2015. The underlying growth (5%) is primarily driven by expansion within the sales region International Operations and in Denmark, primarily within research & development and production.

Employee turnover increased from 9.0% in 2014 to 9.2% and was primarily driven by Region China. In previous years the turnover rate has been 8–10%.

The consolidated score in the annual employee survey, eVoice, was 4.3 as in 2014, measured on a scale of 1 to 5, with 5 being the best score. The survey measures the extent to which the organisation is working in accordance with the Novo Nordisk Way. The 2015 result reflects a strong culture and commitment to the company's values.

To ensure a robust pipeline of talent for management positions, a new aspiration has been set that strives for enhanced diversity in all management teams, including entry-level and middle management. By the end of 2015, the gender diversity among managers was 59% men and 41% women. Of the newly promoted managers, 44% were women.

Tragically, a sales representative in India died in a traffic accident while on duty in 2015. The 2015 average frequency rate of occupational accidents with absence decreased to 3.0 per million working hours, compared with

CONTINUED ▶

NOVO NORDISK ANNUAL REPORT 2015

2011 2012 2013 2014 2015 0 10 20 30 40 50 PATIENTS REACHED WITH DIABETES CAREPRODUCTS Estimate • Realised Target(2020) Million 2011 2012 2013 2014 2015 1 2 3 4 5 WORKING THENOVONORDISK WAY Average score in annual employee survey • Realised Target Scale 3.2in2014.NovoNordiskisworkingwith a zero-injury mindset, and the long-term commitment istocontinuously improveper- formance. Focus is on strengthening risk awareness and preventing occupational acci- dentsforallemployees. ASSURANCE Training in business ethics is mandatory and a high priority. Annual business ethics training is required for all employees, in- cluding new hires. Business ethics training is also a key element of the onboarding programmes.In 2015,as in 2014,98% of all relevant employees completed and documented their training, and passed the related tests.Thishigh level isattributed to the constant focus and communication by senior management on the importance of business ethicscompliance. Adherence to the company’s global stan- dards for ethical behaviour must be ob- served and is monitored. Internal business ethics assurance activities are conducted using on-siteinterviews and documentation reviews to assess adherence to compliance requirements and internal procedures. During 2015, 49 business ethics assurance reviewswereconducted, compared with 42 in2014. During the year, the global facilitator team conducted 65 audits ofunits’ adherence to the Novo Nordisk Way, so-called facil- itations, covering approximately 18,500 employees, 15%ofwhom wereinterviewed. Thefacilitations conducted in2015 showed a high level of compliance with the Novo Nordisk Way. A facilitation consists of document review and interviews with local management, employees and stakeholders todetermine the level of adherence tothe corporate values and expected behaviours spelled outintheNovoNordiskWay. Best practices are shared internally, while findings of non-compliance are reported to localmanagement, which mustsubsequently implement correctiveactions. In2015, 94% of actions wereclosed on time.Asummary report,presented tothe Boardof Directors, outlines key observations and trends across all facilitations, and the conclusion is that therewasahigh levelofcompliance withthe NovoNordiskWayacrosstheorganisation in 2015.TheEssentials, of which thereare10, arethe basis forthe implementation of the NovoNordiskWay.See the article on p 18 and novonordisk.com/about-novo-nordisk/ novo-nordisk-wayforadditionalinformation. Atotalof240supplierauditswereconducted toassess theirlevel of compliance with the company’s standards for suppliers. These relatetoquality aswellastheenvironment, labour, human rights and business ethics, in line with Novo Nordisk’s responsible sourcingpolicy. These audits are undertaken by Novo Nordisk’s global quality organisation. The levelofaudit activitywasupfrom224audits in 2014 due to Management’s decision to build new factories. Of the audits carried outin2015,28werefocused onresponsible sourcing criteria, which is a slight increase compared with25audits in2014.Onlyhigh- risk suppliers, identified through a robust riskassessment, areselected forresponsible sourcing audits. One critical finding was identified in connection with a quality audit in 2015. A continuous improvement and engagement programme has been initiated withthesupplierinordertoaddresstheissue. In2015,asin2014,NovoNordiskhad two product recalls from the market. Both recallswererelated toincorrectlabelling of products. Local health authorities were informed in both instances to ensure that distributors, pharmacies, doctors and pa- tients receivedappropriate information. In 2015, as in 2014, there were no failed inspections among those resolved at year- end. Inspections are measured in relation to the US Food & Drug Administration, European Medicines Agency (EMA), the Japanese Pharmaceuticals &Medical Devices Agency (PMDA), Lloyd’s Register Quality Assurance (LRQA)and domestic authorities forstrategic manufacturing sites.Atotal of 82 inspections were conducted in 2015 at Novo Nordisk sites, at clinics conducting investigations for Novo Nordisk or for voluntary ISO9001 certification, compared with59inspections in2014.Atyear-end,57 inspections had been passed and 25 were unresolved. NovoNordisk is implementing its commit- ment torespect human rights assetout in the UNGuiding Principles on Business and Human Rights. The human rights due diligence started with a Group-wide human rights impact assessment against all internationally recognised human rights. NovoNordiskrecognises that the company has a number of potential impacts with regard toa range ofhuman rights, right to health, right to privacy, right to a living wage, and safe and healthy working conditions.Theassessment has shown that strong management systems are in place. Vigilance and continuous improvements are partofongoing efforts. Acompany’s reputation with its key stake- holdersisanindicatoroftheextenttowhich the company lives up to expectations. The better the reputation, the more likely it is that these stakeholders will trust, support and engage with the company. Novo Nordisk measures its reputation with key stakeholders annually using the RepTrak ® methodology developed by Reputation In- stitute.Reputation ismeasured onascaleof 0–100 and a scoreabove 80 is considered excellent.In2015,thescorewas 82.4,com- pared with 80.8in2014. LONG-TERM SOCIALTARGETS Novo Nordisk has chosen two long-term social targets to support long-term finan- cial performance, balancing responsibility with profitability, with the aim of creating sustainable value forshareholdersand other stakeholders.Thesocialtargetsreflectaspira- tions expressed in the Novo NordiskWay: helping people livebetter livesand working theNovoNordiskWay.Thelong-termpatient target is expected to be met. Development year on year will vary, reflecting gains and lossesoflargetendersandcontracts. Foradditional information about the social performance, seethesocialstatement onpp 96–101 and the UNGCCommunication on Progressatnovonordisk.com/annualreport. NOVO NORDISK ANNUAL REPORT2015 12 ACCOMPLISHMENTS AND RESULTS2015

ENVIRONMENTAL PERFORMANCE 0 1 2 3 4 2011 2012 2013 2014 2015 ENERGYCONSUMPTION • Realised Target (not toexceed)* *From 2007 to 2011, the target was set as an accumulated reduction over four years from a 2007 baseline. 1,000,000 GJ 2011 2012 2013 2014 2015 0 1 2 3 4 WATERCONSUMPTION • Realised Target (not toexceed)* *From 2007 to 2011, the target was set as an accumulated reduction over four years from a 2007 baseline. 1,000,000 m 3 NovoNordiskmeasures environmental per- formance on four dimensions:consumption of energy, consumption of water, CO 2 emis- sionsfromenergy consumption andwaste. ENERGYANDWATER In2015,2,778,000GJenergyand3,131,000 m 3 water were used at production sites around the world. In spite of a high focus on process optimisations, the energy consumption increased by9% andthewater consumption by 6%. This development reflects increased production and capacity. Ofthewaterused atproduction sites, 14% is in water-scarce regions in Brazil and China.Thesesiteshave aparticular focus on good waterstewardship. CO 2 EMISSIONS While the main focus of Novo Nordisk’s climate action programme has been to re- duce CO 2 emissions from production as well as emissions from distribution of products, NovoNordiskis now extending the scope of the climate programme to encompass indirect emissions from relevant business activities. The initial focus is on the supply chain, and emissions from company cars and business travel.Refertop 40 formore information ontheclimateambition. The CO 2 emissions related to consumption of energy at the production facilities de- creased by 11%, despite the increase in energy use of 9%. Theproduction plant in Tianjin, China, has started sourcing wind power from a windfarm in Inner Mongolia, and the Danish production facilities are now sourcing bio-natural gas.Thisisbiogas produced from liquid manure, food waste and organic waste from the industry. The biogas is upgraded to meet the quality re- quirements ofnatural gas and feeds intothe natural gas distributionsystem. CO 2 emissions from transport (product distribution)decreased significantly, by25%, compared with 2014.Thisismainly due to an increase in the volume of products distributed via sea from 72% in 2014 to 83% in 2015. In 2015, CO 2 emissions from seafreight accounted for16%,transportvia trucks accounted for 5% and air transport accounted for79%oftotalemissions.Distri- buting as many products as possible bysea isa priorityfor NovoNordisk,as itreduces bothCO 2 emissions andcosts. Novo Nordisk also aims to reduce CO 2 emissionsfrombusinessflights andcompany cars. In 2015, business flights resulted in estimated CO 2 emissions of 74,000 tons, which isan increase of 9% compared with 2014. The estimated CO 2 emissions from leased company carsdecreased by7%,from 72,000 tonsin2014to67,000tonsin2015. WASTE In 2015, Novo Nordisk generated 34,715 tons of waste, which isan increase of 13% compared with 2014.Thisismainly due to an increase in non-recyclable ethanol used in purification processes for insulin production. Reducing ethanol waste is a high priorityforthe company, and efficient regeneration plants enable the ethanol to bere-usedmanytimes. LONG-TERM ENVIRONMENTALTARGETS The long-term ambition is to decouple consumption of water and energy from sales growth.Thecurrenttarget issetas a maximum of half of the percentage in- creaseinsales inlocal currencies, measured as a three-year average. In 2015, sales increased by 8% in local currencies while energy consumption increased by 9% and water consumption by 6%. The target is challenged by production expansion and lowersalesgrowthrates. NEW LONG-TERM TARGET FOR CO 2 EMISSIONS NovoNordiskhassetanewlong-termtarget toreduce CO 2 emissions.Akeyelement of the strategy is increasing the share of renewable energy. In 2020, production sites worldwide will be 100% powered by renewable electricity. As part of the We Mean Business Coalition, NovoNordisk has signed the RE100 initiative led by The Climate Group in partnership with CDP. Thisisa collaborative initiative of influential businesses committed to 100% renewable electricity that is working to increase cor- poratedemand forrenewable energy. Foradditional information onenvironmental performance, see the environmental state- ment on pp 102–104 and the UNGCCom- munication on Progress at novonordisk. com/annualreport. NOVO NORDISK ANNUAL REPORT2015 ACCOMPLISHMENTS AND RESULTS 2015 13

14 | ACCOMPLISHMENTS AND RESULTS 2015

PERFORMANCE HIGHLIGHTS

	2011	2012	2013	2014	2015	2014–2015 Change	2014–2015 Excl NNIT A/S[2]
FINANCIAL PERFORMANCE							
Net sales	66,346	78,026	83,572	88,806	107,927	22%	
Underlying sales growth in local currencies[1]	11.4%	11.6%	11.9%	8.3%	8.4%		
Currency effect (local currency impact)	(2.2%)	6.0%	(4.8%)	(2.0%)	13.1%		
Net sales growth as reported	9.2%	17.6%	7.1%	6.3%	21.5%		
Depreciation, amortisation and impairment losses	2,737	2,693	2,799	3,435	2,959	(14%)	
Operating profit	22,374	29,474	31,493	34,492	49,444	43%	36%
Net financials	(449)	(1,663)	1,046	(396)	(5,961)	N/A	
Profit before income taxes	21,925	27,811	32,539	34,096	43,483	28%	21%
Net profit for the year	17,097	21,432	25,184	26,481	34,860	32%	22%
Total assets	64,698	65,669	70,337	77,062	91,799	19%	
Equity	37,448	40,632	42,569	40,294	46,969	17%	
Capital expenditure, net	3,003	3,319	3,207	3,986	5,209	31%	
Free cash flow[1]	18,112	18,645	22,358	27,396	34,222	25%	17%
FINANCIAL RATIOS							
Percentage of sales:							
Sales outside Denmark	99.3%	99.4%	99.4%	99.5%	99.7%		
Sales and distribution costs	28.6%	27.6%	28.0%	26.2%	26.2%		
Research and development costs	14.5%	14.0%	14.0%	15.5%	12.6%		
Administrative costs	4.9%	4.2%	4.2%	4.0%	3.6%		
Gross margin[1]	81.0%	82.7%	83.1%	83.6%	85.0%		
Net profit margin[1]	25.8%	27.5%	30.1%	29.8%	32.3%		
Effective tax rate[1]	22.0%	22.9%	22.6%	22.3%	19.8%		
Equity ratio[1]	57.9%	61.9%	60.5%	52.3%	51.2%		
Return on equity[1]	46.0%	54.9%	60.5%	63.9%	79.9%		
Cash to earnings[1]	105.9%	87.0%	88.8%	103.5%	98.2%		
Payout ratio[1]	45.3%	45.3%	47.1%	48.7%	46.6%		
Payout ratio adjusted for the partial divestment of NNIT A/S[4]	45.3%	45.3%	47.1%	48.7%	50.0%		
LONG-TERM FINANCIAL TARGETS							**2015 targets[3]**
Operating profit growth	18.4%	31.7%	6.9%	9.5%	43.3%		15%
Operating profit growth in local currencies	22.1%	20.2%	14.6%	12.7%	20.6%		
Operating margin[1]	33.7%	37.8%	37.7%	38.8%	45.8%		40%
Operating profit after tax to net operating assets[1]	77.9%	99.0%	97.2%	101.0%	148.7%		125%
Cash to earnings (three-year average)	112.8%	103.7%	93.9%	93.1%	96.8%		90%

1. For definitions, please refer to p 94. **2.** Adjusted for non-recurring income from the partial divestment of NNIT A/S of DKK 2,376 million and non-recurring proceeds in free cash flow of DKK 2,303 million. **3.** The long-term financial targets were updated in February 2016. Please refer to '2016 Outlook' on p 8. **4.** The net profit impact from the partial divestment of NNIT A/S was returned to Novo Nordisk's shareholders through a DKK 2.5 billion increase in the share repurchase programme announced in April 2015.

SALES BY GEOGRAPHIC REGION


Japan & Korea
Region China
International Operations
Europe
North America
DKK billion
125
100
75
50
25
0
2011
2012
2013
2014
2015

DIABETES AND OBESITY CARE SALES


Other diabetes and obesity care
Victoza®
New-generation insulin
Modern insulins (insulin analogues)
Human insulins
DKK billion
100
80
60
40
20
0
2011
2012
2013
2014
2015

BIOPHARMACEUTICALS SALES


Other biopharmaceuticals
Norditropin®
Haemophilia
DKK billion
25
20
15
10
5
0
2011
2012
2013
2014
2015

NOVO NORDISK ANNUAL REPORT 2015

ACCOMPLISHMENTS AND RESULTS 2015 | 15

	2011	2012	2013	2014	2015	2014–2015
SOCIAL PERFORMANCE						**Change**
Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy	36	35	35	32	23	(28%)
Donations (DKK million)[5]	81	84	83	84	97	15%
New patent families (first filings)	80	65	77	93	77	(17%)
Employees (total)[6]	32,632	34,731	38,436	41,450	41,122	(1%)
Employee turnover	9.8%	9.1%	8.1%	9.0%	9.2%	
Gender in Management (men/women)	63%/37%	61%/39%	61%/39%	60%/40%	59%/41%	
Relevant employees trained in business ethics	99%	99%	97%	98%	98%	
Product recalls	5	6	6	2	2	–
Failed inspections	0	1	0	0	0	–
Company reputation (scale 0–100)	N/A	N/A	82.9[7]	80.8	82.4	
LONG-TERM SOCIAL TARGETS						**2015 targets**
Patients reached with Novo Nordisk diabetes care products (estimate in million)	20.9	22.8	24.3	24.4	26.8	40 by 2020
Working the Novo Nordisk Way (scale 1–5)	4.3	4.3	4.4	4.3	4.3	4.0
ENVIRONMENTAL PERFORMANCE						**Change**
Energy consumption (1,000 GJ)	2,187	2,433	2,572	2,556	2,778	9%
Water consumption (1,000 m³)	2,136	2,475	2,685	2,959	3,131	6%
CO_2 emissions from energy consumption (1,000 tons)	94	122	125	120	107	(11%)
Organic residues (tons)	71,685	99,209	110,228	110,095	124,049	13%
Waste (tons)	18,695	19,213	20,387	30,720	34,715	13%
LONG-TERM ENVIRONMENTAL TARGETS						**2015 targets**
Energy consumption (vs prior year)	(2%)	11%	6%	(1%)	9%	Not to exceed 4%[8]
Water consumption (vs prior year)	4%	16%	8%	10%	6%	Not to exceed 4%[8]
SHARE PERFORMANCE						**Change**
Basic earnings per share/ADR in DKK[1,9]	6.05	7.82	9.40	10.10	13.56	34%
Diluted earnings per share/ADR in DKK[1,9]	6.00	7.77	9.35	10.07	13.52	34%
Total number of shares (million), 31 December	2,900	2,800	2,750	2,650	2,600	(2%)
Treasury shares (million), 31 December	122	87	103	57	52	(9%)
Share capital (DKK million)	580	560	550	530	520	(2%)
Net asset value per share in DKK[1,9]	12.91	14.51	15.48	15.21	18.07	19%
Dividend per share in DKK[9]	2.80	3.60	4.50	5.00	6.40[10]	28%
Total dividend (DKK million)	7,742	9,715	11,866	12,905	16,230[10]	26%
Share repurchases (DKK million)	10,839	12,162	13,989	14,728	17,229	17%
Closing share price (DKK)[9]	132.00	183.30	198.80	260.30	399.90	54%

5. Donations to the World Diabetes Foundation and the Novo Nordisk Haemophilia Foundation, which are working to increase healthcare capacity in developing countries. **6.** 2015 data exclude employees in NNIT A/S, which was divested in 2015 (approximately 2,400 employees in NNIT A/S in 2014; had these employees been included, the growth would have been 5%). **7.** Data for people with diabetes and employees are not included due to lack of availability. **8.** The 4% equals half of the business growth measured as the increase in sales in local currencies as a three-year average. For detailed target definition, please refer to p 13. **9.** Share performance-related key figures have been calculated reflecting a trading unit of DKK 0.20. **10.** Proposed dividends for the year (not yet declared).

EMPLOYEES (TOTAL)


Japan & Korea
Region China
International Operations
Europe
North America
Thousand
50
40
30
20
10
0
2011
2012
2013
2014
2015

SALES AND CO_2 EMISSIONS (2004 = INDEX 100)


Index sales in DKK
Index CO2 emissions
Index
400
320
240
160
80
0
2011
2012
2013
2014
2015

NET CASH DISTRIBUTION TO SHAREHOLDERS


Dividends
Share repurchases
DKK billion
50
40
30
20
10
0
2011
2012
2013
2014
2015

NOVO NORDISK ANNUAL REPORT 2015

16 | OUR BUSINESS

OUR STRATEGY

The ingredients that make up Novo Nordisk's corporate strategy are a sharp focus on four therapeutic areas, five core capabilities and a clear purpose, all anchored in a values-based management system.

NOVO NORDISK'S STRATEGY

STRATEGIC FOCUS AREAS	CORE CAPABILITIES					PURPOSE
Expand leadership in **DIABETES** Establish presence in **OBESITY** Pursue leadership in **HAEMOPHILIA** Expand leadership in **GROWTH DISORDERS**	Engineering, formulating, developing and delivering protein-based treatments	Deep disease under-standing	Efficient large-scale production of proteins	Planning and executing global launches of new products	Building and maintaining a leading position in emerging markets	**Driving change to defeat diabetes and other serious chronic conditions**

Novo Nordisk Way

Since it was founded in Denmark more than 90 years ago, Novo Nordisk has been changing diabetes. This heritage has given the company experience and capabilities that also enable it to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Today, Novo Nordisk is a leading company within diabetes, haemophilia and growth disorders, and is well on its way to building a presence within obesity.

This sharp focus on a few selected therapeutic areas is a key part of Novo Nordisk's corporate strategy. Another is the strong focus on the constant development of five core capabilities that Novo Nordisk has built up over the years and continues to leverage in all four therapeutic areas. The final ingredient of the strategy is the values-based management system, the Novo Nordisk Way. All of which serves the purpose of driving change to defeat diabetes and other serious chronic conditions. Read more about the Novo Nordisk Way on p 18.

THE FOUR STRATEGIC PRIORITIES

1. EXPAND LEADERSHIP IN DIABETES

According to the International Diabetes Federation, 415 million people worldwide are living with diabetes, and it is predicted that by 2040 more than 10% of the world's adult population – 642 million people worldwide – will have diabetes.[1]

The global market for diabetes care products amounts to 353 billion Danish kroner, of which Novo Nordisk products account for approximately 27%. The market has grown by around 10% annually in the last decade, and all indications are that it will continue to grow as a result of the increasing number of people with diabetes and the need for better treatments. Of this global market, insulin accounts for 56%, oral diabetes products (tablet-based medications) account for 37% and GLP-1 products account for 7%, measured in value.

Diabetes care is by far Novo Nordisk's largest business area, accounting for 79% of the company's total sales. In 2007, the company decided to focus all its efforts in diabetes care on protein-based products, such as insulin and GLP-1. As a result, today Novo Nordisk is the leader in both segments, with market shares of 40% and 75% respectively, measured in value.

Novo Nordisk's ambition is to further expand its leadership within the insulin and GLP-1 segments. Key to achieving this ambition are the new generation of insulin products, Tresiba®, Xultophy® and Ryzodeg®, and the once-daily GLP-1 analogue Victoza®, all of which have been or will be launched in convenient injection devices, such as FlexTouch®. Significant projects in the research and development pipeline include a new faster-acting formulation of insulin aspart, a once-weekly injectable GLP-1 analogue semaglutide and a once-daily tablet version of semaglutide.

NOVO NORDISK ANNUAL REPORT 2015

OUR BUSINESS | 17

Innovative biological medicines such as these are Novo Nordisk's key contribution to defeating diabetes. However, the company is well aware that its products only do part of the job: it takes more than medicine to change diabetes. That is why Novo Nordisk, with Changing Diabetes®, is engaged in other activities aimed at creating awareness of type 2 diabetes and promoting healthy lifestyles and societal changes that are needed to curb the alarming rise in new cases of the disease. A recent example is Cities Changing Diabetes, a global initiative to tackle diabetes in the world's big cities. Read more about:

Novo Nordisk's pipeline of products in development, p 20
GLP-1 products, p 26
The challenge of fighting diabetes, p 22
Cities Changing Diabetes, p 30.

2. ESTABLISH A PRESENCE IN OBESITY

Obesity is known to be a major risk factor in developing serious diseases such as type 2 diabetes and, as such, is a natural therapeutic area for Novo Nordisk to enter. Obesity has reached pandemic proportions, with more than 600 million adults having clinical obesity (defined as having a Body Mass Index of 30 or above).[2] However, currently there are few pharmaceutical treatment options available to treat obesity, and reimbursement for these medications is limited. The global pharmaceutical market for obesity products currently amounts to around 10 billion kroner.

In 2015, Novo Nordisk entered the obesity market with Saxenda® (liraglutide 3 mg), which was launched in the US in April and is now also available in Denmark and Canada. Novo Nordisk's ambition is to build a long-term presence in the obesity market, and Saxenda® is seen as the first of several steps towards achieving this. Read more about Novo Nordisk's obesity strategy on p 28.

3. PURSUE LEADERSHIP IN HAEMOPHILIA

Haemophilia is an inherited or acquired bleeding disorder that prevents blood from clotting. An estimated 420,000 people worldwide are living with severe or moderate haemophilia.[3] The global haemophilia pharmaceutical market has a value of around 75 billion kroner and has grown by around 5% annually in recent years.[5]

Novo Nordisk entered the haemophilia market in 1996 with NovoSeven® for the treatment of people with haemophilia who form antibodies against traditional treatments.

The launch of NovoEight® in 2014 was a significant milestone in the company's ambition to move from this niche into the main haemophilia A market. In January 2016, Novo Nordisk filed for regulatory approval of long-acting factor IX in the EU for the treatment of haemophilia B. Furthermore, the company has a long-acting clotting factor in phase 3 development for haemophilia A. Novo Nordisk's ambition is to achieve a leadership position within both haemophilia A and haemophilia B.Read more about Novo Nordisk's activities within haemophilia on p 32.

4. EXPAND LEADERSHIP IN GROWTH DISORDERS

Novo Nordisk has been active in the treatment of growth hormone deficiency for almost four decades. The global market for growth disorder treatments is estimated to be 16 billion kroner. Novo Nordisk's growth hormone, Norditropin®, is the global market leader, with a market share of 35% measured by value. The company's ambition is to expand its leadership in the growth hormone market. A key project in this respect is Novo Nordisk's long-acting growth hormone product which is in phase 3 development.

ENGINEERING, FORMULATING, DEVELOPING AND DELIVERING PROTEIN-BASED TREATMENTS

1920
- Nordisk Insulinlaboratorium (1923) and Novo Terapeutisk Laboratorium (1925) founded.

1940
- Nordisk develops isophane insulin (NPH), a neutral insulin with prolonged action.

1980
- NovoPen® is launched – an injection system similar in appearance to a fountain pen.
- Novo starts production of human insulin with the help of genetically engineered yeast cells.
- Nordisk markets Norditropin® – genetically engineered human growth hormone.

1990
- NovoSeven® is launched – for the treatment of haemophilia patients with inhibitor reaction.
- NovoRapid® – the company's first modern insulin – is marketed.

2000
- Victoza® – a human GLP-1 analogue for once-daily treatment of type 2 diabetes – is launched.

2010
- Tresiba® – the company's first new-generation insulin – is launched.

FIVE CORE CAPABILITIES

Novo Nordisk's core capabilities have been developed and refined over many years.

ENGINEERING, FORMULATING, DEVELOPING AND DELIVERING PROTEIN-BASED TREATMENTS

Novo Nordisk's researchers are among the world's best within protein engineering, formulation technology, expression and delivery, enabling the company to continuously improve the properties of therapeutic proteins such as insulin and GLP-1 and the injection devices needed. Recently, Novo Nordisk has built new capabilities in formulating protein-based products into tablets.

DEEP DISEASE UNDERSTANDING

Striving for decades to meet the medical needs of people with diabetes has given Novo Nordisk a deep understanding of what it is like to live with this condition. Together with strong relationships and collaborations with external researchers and clinicians, this understanding provides a solid foundation for the company's research, development and marketing activities.

EFFICIENT LARGE-SCALE PRODUCTION OF PROTEINS

A high-quality, cost-effective global manufacturing infrastructure is a prerequisite for competing successfully in an increasingly competitive pharmaceutical market. Novo Nordisk is the world's largest producer of insulin and has been developing its expertise in the production of protein-based pharmaceuticals since 1923. Read more about new investments in production on p 38.

PLANNING AND EXECUTING GLOBAL LAUNCHES OF NEW PRODUCTS

Due to the high and increasing costs associated with developing and launching new medicines, most products are launched globally over a relatively short period to ensure a reasonable time before patent expiration. Through the global launch of Victoza®, Novo Nordisk has refined this capability, which is now being used for the launch of new products, such as Tresiba® and NovoEight®.

BUILDING AND MAINTAINING A LEADING POSITION IN EMERGING MARKETS

Many years of experience have helped Novo Nordisk understand the needs of emerging markets as their healthcare systems develop. The company's strategy has always been to establish a local organisation early and to grow organically as the market develops. This has enabled Novo Nordisk to build a highly skilled sales force, long-term relationships and a sustainable market presence in emerging markets.

NOVO NORDISK ANNUAL REPORT 2015

18 | OUR BUSINESS

NOVO NORDISK WAY

Through its approach to business, Novo Nordisk aims to create shared value with its stakeholders.



Novo Nordisk's values-based management system, the Novo Nordisk Way, is a key ingredient in the company's corporate strategy. "It describes who we are, where we want to go and the values that characterise our company," explains President and Chief Executive Officer (CEO) Lars Rebien Sørensen.

He argues that it is an effective means of governing a fast-growing global organisation such as Novo Nordisk: "There's no way we could have a written rule for everything we do in this company. In many cases we have to rely on our people making the right decisions, and this is why the Novo Nordisk Way is so important. It applies to and sets the direction for all employees at Novo Nordisk – no matter what they do or where they work. It's a promise we make to each other and to our external stakeholders."

Lars Rebien Sørensen mentions some of the ways the company ensures that the Novo Nordisk Way becomes part of every employee, from traditional means such as employee induction programmes and leadership training to a unique feature called 'facilitations'. A group of senior employees have been appointed facilitators and they travel the global organisation to interview employees, managers and internal stakeholders of the organisational units they are facilitating, while also looking into documents and local business practices. Ultimately, this forms the basis for an assessment of the degree to which each particular unit is operating in accordance with the Novo Nordisk Way.

In 1923, our Danish founders began a journey to change diabetes. Today, we are thousands of employees across the world with the passion, the skills and the commitment to continue this journey to prevent, treat and ultimately cure diabetes.

- Our ambition is to strengthen our leadership in diabetes.
- We aspire to change possibilities in haemophilia and other serious chronic conditions where we can make a difference.
- Our key contribution is to discover and develop innovative biological medicines and make them accessible to patients throughout the world.
- Growing our business and delivering competitive financial results is what allows us to help patients live better lives, offer an attractive return to our shareholders and contribute to our communities.
- We never compromise on quality and business ethics.
- Our business philosophy is one of balancing financial, social and environmental considerations – we call it the Triple Bottom Line.
- We are open and honest, ambitious and accountable, and treat everyone with respect.
- We offer opportunities for our people to realise their potential.

Every day we must make difficult choices, always keeping in mind what is best for patients, our employees and our shareholders in the long run.

It's the Novo Nordisk Way.

NOVO NORDISK ANNUAL REPORT 2015

OUR BUSINESS | 19



The end product is a report evaluating the unit's performance against the Novo Nordisk Way and an action plan agreed with local management for how to do even better. Just as the facilitators can identify areas for improvement, they also identify best practices which can be shared throughout the company. Both Executive Management and the Board of Directors regularly receive reports on how well the organisation is living up to the Novo Nordisk Way.

THE TRIPLE BOTTOM LINE

A key element of the Novo Nordisk Way is the Triple Bottom Line business principle, which was written into the company's Articles of


NOVO NORDISK

Association at the Annual General Meeting in 2004. It states that Novo Nordisk "strives to conduct its activities in a financially, environmentally and socially responsible way".

The Triple Bottom Line business principle frames Novo Nordisk's long-term strategy to be a sustainable business. It obliges everyone in the company to always consider how decisions and actions may affect people, communities and the environment. The aim is to ensure long-term profitability by reducing risks related to business activities and to enhance the positive contributions to society from Novo Nordisk's global operations.

Lars Rebien Sørensen underlines that the Triple Bottom Line principle is about maximising the value of the company in the long term. "Because," as he said in a recent interview with *Harvard Business Review*, "in the long term, social and environmental issues become financial issues. There's really no hocus pocus about this. And Novo Nordisk is part-owned by a Danish foundation that obliges us to maximise the value of the company for the long term.

"When we convert to renewable energy, we reduce costs. When we provide a safe workplace and challenges for each individual, employees can realise their potential. When we provide affordable medicines in the world's poorest countries, we strengthen our business and reputation. And when we contribute to our communities, we earn stakeholder trust," he adds.

CREATING SHARED VALUE

Lars Rebien Sørensen is a firm believer that Novo Nordisk's long-term success depends on its ability to create both economic and societal development: "If we're not seen as creating value for the local communities in which we have a presence and the countries in which we do business, we will not be successful in the long run."

Contributions to communities are often measured in economic terms, such as job creation and tax payments. Novo Nordisk pays taxes in all jurisdictions where the company is present. It has a policy to 'pursue a competitive tax level in a responsible way', reflecting a continued focus on value creation without compromising business ethics. To manage uncertainties regarding tax payments, multi-year agreements, known as Advance Pricing Agreements, are negotiated in key jurisdictions and fully disclosed to tax authorities.

But there are more ways to generate value beyond commercial transactions. Often referred to as creating shared value, companies can earn returns in a sustainable way by developing solutions for the benefit of society. One example is in Kalundborg, Denmark, where Novo Nordisk's largest production site is located. Here, the company works with local stakeholders to promote sustainable development in the municipality. Its aim is to ensure that Kalundborg will develop into an even more attractive place to live and work, and a place where businesses will flourish.

Novo Nordisk's initiatives at country level aim to create value for society on a larger scale, for example by building capabilities in the healthcare system and improving access to healthcare. When successful, this strengthens the company's stakeholder relations, reputation and ultimately its chances of business success in that country.

An example of this philosophy in action can be seen in Algeria, one of Novo Nordisk's fastest-growing markets, where the company has had a successful partnership with the Ministry of Health for many years. Outcomes from this partnership include a Changing Diabetes® mobile clinic, which improves the competences of local healthcare professionals, and access to diabetes screening and care for underserved populations, and the Algerian Changing Diabetes® Barometer, which measures progress in the fight against diabetes.

DRIVING CHANGE ON A GLOBAL SCALE

Novo Nordisk proactively engages in dialogue on sustainable development with relevant partners worldwide. Since the Rio+20 Conference in 2012, the company has participated in the process leading up to the approval of the United Nations Sustainable Development Goals (SDGs), or, as they are often referred to, the Global Goals for Sustainable Development.

"The Global Goals are important for Novo Nordisk, not least because non-communicable diseases including diabetes are explicitly mentioned in the goal to provide 'health and well-being for all, of all ages'," says Lars Rebien Sørensen. "The Global Goals give us a platform from which we can engage local, national and international stakeholders in discussions on diabetes and sustainable development, but also on many other topics on our agenda."

NOVO NORDISK ANNUAL REPORT 2015

20 | OUR BUSINESS

PIPELINE OVERVIEW

DIABETES AND OBESITY CARE

Compound	Indication	Description	Phase 1	Phase 2	Phase 3	Filed/ regulatory approval
Diabetes						
Xultophy® NN9068	Type 2 diabetes	A combination of insulin degludec and liraglutide in a once-daily single injection. Approved in Europe.	■	■	■	■
Faster-acting insulin aspart NN1218	Type 1 and 2 diabetes	A new formulation of insulin aspart intended to accelerate onset of action, with the potential for increased flexibility of dosing.	■	■	■	■
Semaglutide NN9535	Type 2 diabetes	A once-weekly GLP-1 analogue intended to offer the clinical benefits of a GLP-1 analogue with less frequent injections to people with type 2 diabetes.	■	■	■	□
OG217SC NN9924	Type 2 diabetes	A long-acting oral GLP-1 analogue intended as a once-daily tablet treatment for people with type 2 diabetes.	■	■	□	□
OI338GT NN1953	Type 1 and 2 diabetes	A long-acting basal insulin analogue intended to offer the clinical benefits of a basal insulin analogue in a once-daily tablet.	■	■	□	□
Anti-IL-21 T1D NN9828	Type 1 diabetes	Intended as a beta-cell preservation treatment for people who are newly diagnosed with type 1 diabetes.	■	■	□	□
Dual-agonist NN9709	Type 2 diabetes	A GLP-1/GIP dual-agonist intended as a once-daily treatment for people with type 2 diabetes.	■	■	□	□
LAI287 NN1436	Type 1 and 2 diabetes	A long-acting basal insulin analogue intended for once-weekly dosing.	■	□	□	□
Mealtime NN1406	Type 1 and 2 diabetes	A liver-preferential mealtime insulin analogue.	■	□	□	□
OI320GT NN1957	Type 2 diabetes	A long-acting basal insulin in an oral formulation intended as a once-daily tablet treatment.	■	□	□	□
PYY 1562 NN9748	Type 2 diabetes	An appetite-regulating hormone, peptide tyrosine, for the treatment of diabetes.	■	□	□	□

Phase 1

Studies in a small group (usually 10–100) of healthy volunteers, and sometimes patients, to investigate how the body handles, distributes and eliminates new medication and establish the maximum tolerated dose.

Phase 2

Studies of various dose levels in a larger group of patients (usually 100–1,000) to learn about the new medication's effect on the condition and its side effects. In phase 2, clinical trials are carried out to evaluate efficacy (and safety) in specified populations of patients. The outcome of phase 2 trials is clinical proof of concept and the selection of dose for evaluation in phase 3 trials.

Phase 3

Studies in large groups of patients (usually 1,000–3,000) comparing a new medication with a commonly used drug or placebo for both safety and efficacy. Phase 3a covers trials conducted after efficacy is demonstrated and prior to regulatory submission. Phase 3b covers clinical trials completed during and after regulatory submission. In small therapeutic areas such as haemophilia, regulatory guidelines may allow the design of single-arm therapeutic confirmatory trials or trials that compare against historical control, for example, instead of existing treatment or placebo.

Filed/regulatory approval

The phase in which a product undergoes regulatory authority review. Products listed under this phase are currently under regulatory review in at least one of the triad markets: the US, the EU and Japan.

NOVO NORDISK ANNUAL REPORT 2015

OUR BUSINESS | 21

Compound	Indication	Description	Phase 1	Phase 2	Phase 3	Filed/ regulatory approval
Obesity						
Semaglutide NN9536	Obesity	A long-acting GLP-1 analogue intended as a once-daily treatment for obesity.				
AM833 NN9838	Obesity	A novel amylin analogue intended as a once-weekly treatment for obesity.				
G530L NN9030	Obesity	A novel glucagon analogue which, in combination with liraglutide, is intended for the treatment of obesity.				
PYY 1562 NN9747	Obesity	An appetite-regulating hormone, peptide tyrosine, which, alone or in combination with semaglutide, is intended for the treatment of obesity.				

BIOPHARMACEUTICALS

Compound	Indication	Description	Phase 1	Phase 2	Phase 3	Filed/ regulatory approval
Haemophilia						
N9-GP NN7999	Haemophilia B	A glycopegylated long-acting recombinant coagulation factor IX intended to offer prophylaxis and treatment of bleeds.				
N8-GP NN7088	Haemophilia A	A glycopegylated long-acting recombinant coagulation factor VIII intended to offer prophylaxis and treatment of bleeds.				
Concizumab NN7415	Haemophilia A and B	A monoclonal antibody against Tissue Factor Pathway Inhibitor (TFPI) intended for bleeding prevention after subcutaneous administration.				
Growth disorders						
Somapacitan NN8640	Growth disorders	A long-acting human growth hormone intended to offer once-weekly injections.				

Read more at novonordisk.com/investors and clinicaltrials.gov.

2016 KEY MILESTONES

Tresiba®	SWITCH and DEVOTE results
Victoza®	LEADER results
Semaglutide	Phase 3a completion
Oral semaglutide	Phase 3a initiation
Xultophy®	Expected feedback from regulatory filing in the US
Faster-acting insulin aspart	Expected feedback from regulatory filing in the US
N9-GP	Regulatory filing in the US

NOVO NORDISK ANNUAL REPORT 2015

193 MILLION PEOPLE DO NOT KNOW THEY HAVE DIABETES

ARE YOU ONE OF THEM?

Early diagnosis and optimal control of blood sugar are key to avoiding long-term complications from diabetes.



The International Diabetes Federation (IDF) estimates that, of the 415 million people in the world living with diabetes, almost half have not been diagnosed.[1] This means that approximately 193 million people are going about their everyday lives not realising the damage that is being done to their bodies: the longer it takes to diagnose diabetes, the more likely it is that complications will have arisen – including damage to the eyes, kidneys, nerves and heart. Furthermore, people with undiagnosed diabetes are at significantly higher risk of stroke and cardiovascular disease.

Alarmingly, the UK Prospective Diabetes Study (UKPDS) found that complications were already present in up to 50% of people at the time of diabetes diagnosis.[6] With almost 642 million people estimated to be living with diabetes by 2040[1], the number of people who remain undiagnosed is a major cause for concern.

"Traditionally, people only go to the doctor when they have a problem – which means that by the time they're diagnosed with diabetes a lot of damage has already been done, as someone can have diabetes for a long time before they experience any symptoms from complications," explains Professor Stephen Gough, senior principal clinical scientist at Novo Nordisk and former head of department at the Oxford Centre for Diabetes Endocrinology & Metabolism (OCDEM). "If we are to reduce the burden of diabetes, we must diagnose people earlier – timing is crucial."

RISK-BASED SCREENING

The diabetes 'Rule of Halves' illustrates that only half of the many millions of people with diabetes have been diagnosed (see graphic). The first – and perhaps the most crucial – step to breaking this rule is therefore to ensure that people with diabetes are diagnosed earlier.

President of the IDF, Dr Shaukat Sadikot, stresses how important it is that diagnosis rates are increased: "Wider screening would enable us to catch diabetes at an earlier stage of progression when it's easier to manage and treat well with less intensive therapy. But unfortunately the reality is that universal screening is not possible, because of population sizes and the costs involved."

However, there are a number of well-known risk factors associated with developing type 2 diabetes (see box), and screening only those people who have one or more of these risk factors would, in many countries, be a manageable task.

"Screening people who are at higher risk of having diabetes, before they exhibit any symptoms, would have a major impact on

23

THE 'RULE OF HALVES'

ACCORDING TO THE RULE OF HALVES[7], ONLY AROUND 6% OF PEOPLE WITH DIABETES LIVE A LIFE FREE FROM DIABETES-RELATED COMPLICATIONS.*



Of the estimated 415 million people with diabetes…
about 50% are diagnosed*…
of whom about 50% receive care*…
of whom about 50% achieve treatment targets**…
of whom about 6% live a life free from diabetes-related complications.
Diabetes 100%
Diagnosed 50%
Receive care 25%
Achieve treatment targets 12.5%
Achieve desired outcomes ≈ 6%

* Actual rates of diagnosis, treatment, targets and outcomes vary in different countries. ** That is, recommended glucose levels.

health outcomes," points out Dr Sadikot. "Not only would we be able to catch people at an early stage of diabetes who would respond well to routine management, we would also be able to help people who are borderline for diabetes – who have impaired glucose tolerance, for example – and help them to delay the onset of diabetes through lifestyle changes."

With Changing Diabetes® (see box), Novo Nordisk is promoting earlier diagnosis of diabetes through risk-based screening programmes, so that the risk of diabetes complications is reduced and people with diabetes are able to live their lives with as few limitations as possible.

OPTIMAL CARE

However, even when diagnosed with diabetes, the Rule of Halves highlights that only about 12.5% of people receive the appropriate therapy to achieve their treatment targets. This means that very few can live their lives free from complications.

Professor Stephen Gough explains that the problem is that people with diabetes are often prescribed the simplest treatment, or a treatment that is not intensive enough to enable the optimal target to be reached for the disease stage. "The next step in treatment is then not taken until blood glucose levels increase to an unacceptable level," he says.

"In an ideal world, optimal control of diabetes is keeping blood glucose, lipid profiles and blood pressure the same as in someone without diabetes. This requires that treatment is initiated earlier and optimised continuously. Many people, however, may stop taking their medicine, because such tight control can lead to an increase in hypoglycaemic attacks and weight gain," he continues. "This is where the new advanced and better-tolerated treatments come in. They have been designed to minimise some of the unwanted effects of optimal control and are therefore easier for people to use to reach and maintain their targets."

THE BURDEN OF DIABETES

The diabetes pandemic is a severe burden on people and society. According to the IDF, diabetes was a factor in 5 million deaths and accounted for 673 billion US dollars in health expenditure, or 11.6% of the total healthcare spend worldwide, in 2015.[1] Added to this is the impact of reduced employment and productivity, which together put a significant economic burden on people living with diabetes, their families and society. Evidence shows that early detection, even before symptoms are evident, and optimal control of diabetes lead to fewer and less serious complications, and increased life expectancy.

Studies supporting the cost-effectiveness of screening and optimising treatment have proven that, while short-term costs of treatment and management may increase, long-term costs for healthcare systems will substantially decrease.[9,10,11] Furthermore, evidence suggests that, in the long term, the society gain will be three times the initial investment costs of optimising treatment.[12] Enhanced treatment is therefore not only cost-effective; it may also be cost-saving – and, ultimately, life-saving.

RISK FACTORS FOR TYPE 2 DIABETES[8]

Risk factors for type 2 diabetes include:

- Family history of diabetes
- Overweight
- Unhealthy diet
- Physical inactivity
- Increasing age
- High blood pressure
- Ethnicity
- Impaired glucose tolerance
- History of gestational diabetes
- Poor nutrition during pregnancy.

CHANGING DIABETES®

Changing Diabetes® is Novo Nordisk's response to the global diabetes challenge. The company's key contribution is to discover and develop better biological medicines, but more is needed to help people defeat diabetes – to live a life with as few limitations as possible. Changing Diabetes® addresses the biggest unmet needs and focuses on three priorities: more people with diabetes must be diagnosed earlier, more people with diabetes must achieve optimal control, and diabetes must be on the agenda of those managing cities, where two out of three people with diabetes live today. Read more on **p 30**. For more information, visit **novonordisk.com/about-novo-nordisk/changing-diabetes**.

POTENTIAL COMPLICATIONS OF UNCONTROLLED DIABETES

STROKE
Strokes are up to four times as likely

BLINDNESS
Diabetes is a leading cause of blindness

HEART ATTACK
Heart attack is three times as likely and heart disease is up to four times as likely

KIDNEY FAILURE
Total kidney failure is three times as likely

AMPUTATION
Diabetes is a leading cause of non-traumatic lower-limb amputations

FUTURE DIABETES MEDICINES WHAT’S NEXT FROM NOVO NORDISK’SLABS?

OUR BUSINESS | 25



"At Novo Nordisk, it's our fundamental belief that the future of diabetes treatment is not simply 'more of the same' – it's something new, innovative and exciting."

PETER KURTZHALS
HEAD OF GLOBAL RESEARCH

Researchers at Novo Nordisk are working on new protein-based medicines which hold great promise for diabetes treatment.

Treatment options for diabetes have come a long way since insulin was first used in 1922, but the ultimate goal of conveniently achieving normal blood glucose levels – with, for example, no risk of hypoglycaemia or weight gain – has still not been reached.

"The reality is that we're not there yet – there are still challenges to overcome with current diabetes therapy," explains Peter Kurtzhals, senior vice president and head of Global Research at Novo Nordisk. "This is why we have hundreds of world-class scientists, based in our cutting-edge research facilities in Denmark, the US and China, doing what we do best: finding new and better protein-based therapeutics. This is a very exciting time as we have so many promising leads for new innovative diabetes medicines."

INSULIN: THE ULTIMATE TREATMENT

While insulin remains the ultimate therapy[13] for many people with diabetes today, much more can be done to improve insulin treatment with regard to both efficacy and convenience – and who knows better than people with diabetes? Tanner Barton, an American student-athlete who has type 1 diabetes, was part of a Novo Nordisk patient workshop in Seattle in 2015, where he shared his views and wishes with Novo Nordisk researchers. "I think it's incredibly beneficial for people with diabetes to be engaged with pharmaceutical companies, so that treatments address not just the physical burden, but also the psychosocial burden of this disease. I believe there are many exciting medicines on the horizon, but it's important they hone in on the accuracy of treatment so that the anxiety of regulating blood sugar levels is eliminated," he says. "I want to be able to compete in a swim meet and not worry about my blood sugar."

Within the field of insulin therapy, Novo Nordisk is developing a faster-acting insulin and once-weekly long-acting insulins, with the aim of meeting the needs of people living with diabetes.

Although a once-weekly injection of insulin will appeal to many people with diabetes, some may still prefer to forego injections entirely – which is why Novo Nordisk started working on the development of insulin in tablet form a few years ago. But this is no easy task, as Peter Kurtzhals explains: "Oral insulin, as we call it, is a huge challenge, as we have to figure out a way to protect the insulin molecule so that it isn't digested in the gut, then find a way for this large protein molecule to pass into the blood stream in the correct quantities and for it to remain in the blood for the right amount of time. But we have high aspirations and are excited about having brought an oral insulin compound into phase 2 development."

To further its knowledge and expertise in the field of protein delivery devices, Novo Nordisk recently announced a three-year research collaboration with the Langer Laboratory at Massachusetts Institute of Technology, which Peter Kurtzhals has great hopes for: "Professor Robert Langer and his team have a phenomenal track record of being innovative at the interface of bio-pharmaceuticals and technology. They are world-leading experts in creating new approaches for delivering peptides and proteins across complex barriers in the body, such as the intestine. This collaboration highlights our commitment to oral treatment options, and we're already researching the next generation of oral insulin." This partnership is yet another example of a research collaboration agreement with a high-profile academic institution that Novo Nordisk has recently entered into; other examples include Oxford University and the Karolinska Institute in Stockholm, where several joint post-doc programmes are now in place. "Collaborations between academia and industry will be increasingly important to translate new discoveries into medicines for people with diabetes," says Peter Kurtzhals.

THE POTENTIAL OF GLP-1

Novo Nordisk is also continuing its research into GLP-1 (glucagon-like peptide-1), a class of medicine which has substantial innovation potential (see p 26). The company has a once-weekly GLP-1 analogue semaglutide in phase 3 and will soon take its once-daily oral GLP-1 into phase 3 development. Moreover, it is researching next-generation GLP-1 products as well as new combinations with insulin to improve treatment outcomes.

To further expand the company's portfolio of projects, Novo Nordisk recently announced its acquisition of a research portfolio from two biotech companies based in the US. "These companies are a great addition to our competences, particularly in protein chemistry, and will further strengthen our pipeline, not least within GLP-1 and insulin research," Peter Kurtzhals says.

FINDING A CURE

No matter the advances in diabetes treatment options, the biggest wish for people with diabetes is still for a cure to be found. "Because I'm such a passionate type 1 diabetes advocate, I've participated in some amazing outreach opportunities, but don't get me wrong – I absolutely want a cure!" emphasises Tanner Barton. "And I think the potential for finding a cure in my lifetime is within reach, if the great minds in this world come together and work as one."

Novo Nordisk is committed to finding a cure, and the company is continuing its stem cell research in this area. "We're getting closer than ever to this goal, but we don't want to raise expectations. It's an extremely difficult task and we're investing for the very long term," stresses Peter Kurtzhals.

A powerful intervention, although not a cure per se, is also being investigated by Novo Nordisk in the form of a compound that may conserve beta cell function – and thereby prevent the progression of type 1 diabetes.

"At Novo Nordisk, it's our fundamental belief that the future of diabetes treatment is not simply 'more of the same' – it's something new, innovative and exciting. We stand by our aspiration and belief that we can continue doing better than what's on offer now. With each step, we're getting closer to the summit and to helping people with diabetes live a life with as few limitations as possible," Peter Kurtzhals concludes.

NOVO NORDISK ANNUAL REPORT 2015

GLP-1

SMALL PROTEIN, **BIG POTENTIAL**

Glucagon-like peptide-1 (GLP-1) analogues are a relatively new therapy for diabetes – but Novo Nordisk has been researching them for almost a quarter of a century. "GLP-1 is an extremely exciting peptide," Executive Vice President and Chief Science Officer Mads Krogsgaard Thomsen explains. (Peptide is the scientific term for a small protein.) "We've known about its significant role in metabolism for some time, but only recently have we come to understand some other roles it plays in the human body. This is opening up new avenues of research for us."

Today, Novo Nordisk is the market leader in the GLP-1 segment for the treatment of type 2 diabetes. Its compound is liraglutide, a GLP-1 analogue marketed under the brand name Victoza® and delivered as a daily injection. In 2015, the company launched a higher-dose version of liraglutide under the brand name Saxenda® for the treatment of obesity. But what excites Mads Krogsgaard Thomsen most is the pipeline of potential GLP-1 analogue therapies that his people are working on and which are aimed at diabetes and obesity as well as other indications.

A POWERFUL LITTLE PROTEIN

Lotte Bjerre Knudsen, scientific vice president within Global Research, has been a driving force in Novo Nordisk's GLP-1 research since the company first became interested in this peptide. "What makes GLP-1 so powerful is that it does several things at the same time – including lowering blood glucose levels with little risk of hypoglycaemia and reducing appetite, which may lead to weight loss," she says.

However, the hormone in its natural state is not a suitable drug candidate. "GLP-1 has a half-life of less than two minutes in the blood and therefore can't be used as a medical therapy in its natural form, so we needed to use our protein engineering expertise to create a modified version – an analogue – that will work for 24 hours. We've achieved this by attaching a natural fatty acid to the GLP-1 peptide that inhibits the elimination of GLP-1. The molecule was named liraglutide. We first synthesised it in 1997 and were all very proud when it entered clinical trials," explains Lotte Bjerre Knudsen.

PIONEERING THERAPY

Liraglutide, which is 97% similar to the naturally occurring human GLP-1, went on to be launched in 2009 for people with type 2 diabetes and was the first once-daily GLP-1 treatment on the market. "I didn't think of the potential market when we began working on GLP-1; I just knew this molecule had a very interesting biology and I was focused on doing what we do best, to make it a useful compound for people with diabetes," Lotte Bjerre Knudsen says.

Today, over 1 million people with type 2 diabetes globally use Victoza®. And in 2015, Saxenda® was launched in the US, Canada and Denmark for the treatment of obesity.

27

HOW GLP-1 WORKS

Glucagon-like peptide-1 (GLP-1) is produced by the gut and the brain in response to eating. GLP-1 interacts with the pancreas to increase the amount of insulin in the body. It stimulates insulin secretion in the beta cells in the pancreas and reduces glucagon in the alpha cells. It does so in a glucose-dependent manner, which helps lower fasting and postprandial blood glucose. At the same time, GLP-1 increases feelings of satiety and reduces feelings of hunger – leading to a reduction in food intake.


INSULIN
β↑
GLUCAGON
α↓
SATIETY
HUNGER
FOOD INTAKE

EVEN GREATER POTENTIAL

In the more than six years since Victoza® entered the market, Novo Nordisk has continued to study the GLP-1 molecule and has subsequently created semaglutide – another GLP-1 analogue that has shown great potential in phase 2 and 3 clinical trials.

The company's ever-growing expertise in protein engineering has enabled researchers to modify the fatty acid attached to the GLP-1 molecule, with the result that semaglutide remains in the blood plasma longer than liraglutide. This means that semaglutide can be taken once a week compared with the once-daily administration of liraglutide.

"I believe that once-weekly semaglutide has great potential as a treatment for type 2 diabetes," says Mads Krogsgaard Thomsen. "The results from phase 2 as well as four phase 3a clinical trials underscore how powerful this molecule might be." Semaglutide is currently completing phase 3a trials for type 2 diabetes and undergoing phase 2 trials for obesity.

NEXT-GENERATION GLP-1

The development of semaglutide has also, for the first time, provided the opportunity for Novo Nordisk to develop a GLP-1 analogue that can be taken as a tablet. "When we first began working on GLP-1 analogues, people joked about creating a tablet version, as it was deemed impossible," explains Lotte Bjerre Knudsen. "One of the problems is that the uptake of a protein molecule is greatly reduced when it's taken orally – which is a huge problem because you'll need to administer a much larger amount, and there'll be too big a variability in how it works from day to day in the individual patient. But because semaglutide is a stable molecule, we've been able to get it to work in a tablet."

Once-daily oral semaglutide for type 2 diabetes will enter phase 3 clinical development in February 2016. Mads Krogsgaard Thomsen says: "Our phase 2 data were really exciting, with oral semaglutide efficacy data matching its injectable counterpart. Oral semaglutide may therefore have the power of GLP-1 combined with the convenience of a tablet."

NEW AVENUE OF RESEARCH

The potential of GLP-1 analogues for the treatment of conditions other than diabetes and obesity is also being investigated. Novo Nordisk plans to initiate a phase 2 clinical programme in 2016 to investigate semaglutide for the treatment of non-alcoholic steatohepatitis (NASH).

A common liver disease with no approved treatments currently, NASH may progress to cirrhosis, hepatocellular carcinoma and liver failure. NASH is currently the third most common cause for liver transplantation and is projected to be the leading cause for liver transplantation in 2020.[14] "The liver handles both glucose and fat metabolism. GLP-1 therapy therefore appears to be an attractive approach to treating this type of fatty liver disease because of its dual effect on blood glucose control and weight loss," says Mads Krogsgaard Thomsen.

"Today, we know that GLP-1 plays a key role in many of the biological processes in our body," he adds. "I truly believe that we have so much more to understand, discover and develop in this area."

OBESITY CARE

BUILDING THE MARKET FROM SCRATCH

How do you market a treatment for a disease that many doctors do not even acknowledge? That is the challenge facing Novo Nordisk following the launch of Saxenda®, the company's therapy for chronic weight management.



Michael Battaglia lives in the US and works as a contractor. Michael's BMI is 35.

For those living with obesity, stigmatisation is a painful reality of day-to-day life. It is an ugly societal trope that begins with the bullies in the school playground, and ends with an unsympathetic doctor refusing to prescribe anything other than "eat less, exercise more".

It is also the main hurdle Novo Nordisk must overcome if the company is to make a success of Saxenda® (liraglutide 3 mg), its first foray into the obesity pharmacotherapy space. Although the product was recently launched in the US, where around 35% of the population has obesity,[15] it is by no means expected to become an overnight success.

"Yes, Saxenda® has huge potential, but it's certainly not going to be an instant blockbuster," explains Jakob Riis, executive vice president of China, Pacific & Marketing. "One day, hopefully, but the horizon is much longer than it is when we're taking a product into an established market where prescription habits are already there.

"You have to remember that many people – including some doctors and healthcare professionals – simply don't accept that obesity is a disease. Until we can convince them otherwise, we'll struggle to make Saxenda® live up to its full potential."

That is why Novo Nordisk has taken a very focused approach when bringing Saxenda® to the market, as Jakob Riis explains: "Our focus is solely on people with a BMI of 35 or more, as they often need to lose weight quickly."

TEN-YEAR PLAN

Novo Nordisk has a 10-year ambition that starts by educating doctors and payers about the scientifically proven benefits of Saxenda®, and culminates in Novo Nordisk

29

establishing a leading position within the treatment of obesity.

"Our first aim is to make sure obesity is widely recognised as a chronic disease and that even a moderate weight loss of 5–10% could have an impact on weight-related comorbidities," Jakob Riis explains.

Novo Nordisk's ambition is to develop a leading obesity portfolio and pipeline that in 10 years' time will include several phase 3 programmes – with at least one promising even greater weight loss efficacy.

"These are fairly daunting tasks and, of course, we'll have to fine-tune our strategy as we go along," he admits. "However, we think this ambition – set out over a 10-year horizon – strikes the right balance between being ambitious and being achievable."

It is a plan that has already been put into action in the US, where Saxenda® was launched in April 2015. Thanks to the efforts of Novo Nordisk's field sales force, who have been on the road educating potential prescribers about the product's safety and efficacy profile since day one, Saxenda® is starting to reach those who need it the most.

PATIENTS BEFORE PROFITS

Although Saxenda® may not be generating huge amounts of revenue for the company just yet, Jakob Riis is clear that – initially, at least – success will not be measured in dollars and cents.

"In the short term, we'll be measuring success more in terms of the benefits it provides to patients – are they happy with the level of weight loss? We'll also be seeking acknowledgement from both prescribers and payers that this product actually does what we say it does."

One man who knows all about patient needs is Joe Nadglowski, chief executive officer of the Obesity Action Coalition (OAC) – a 50,000 member-strong patient organisation dedicated to giving a voice to those living with obesity across the US. For him, Novo Nordisk is already making a big difference – and he is proud to call the company a partner in his organisation's fight to help improve the lives of the 78.6 million adult Americans affected by the disease.[15]

"Novo Nordisk is laying the groundwork to be seen as industry leader in the obesity space for many years to come," he says. "In the US, patients are looking for new options to treat obesity, so to now have weight-loss medications approved and available is a huge boon for those living with the disease.

"But more importantly, Novo Nordisk recognises the fact that not every therapy will work for every patient, and is therefore investing in a whole pipeline of future obesity treatments. Couple this with a genuine desire to engage with and listen to the patient community, and it's a recipe for lasting success."

THE BEGINNING OF THE BEGINNING

So what is next on the obesity agenda? According to Executive Vice President and Chief Science Officer Mads Krogsgaard Thomsen, Saxenda® is just the beginning of an exciting new chapter for Novo Nordisk.

"With Saxenda®, we can help people understand that obesity is a disease often requiring medical intervention and gradually build the market," he says. "My hope is then that our Seattle research site, together with our strong academic network, will be able to pick up new targets and begin creating new biologics which can make an even bigger difference in terms of both physical health and quality of life for people with obesity."

One molecule already showing great potential is semaglutide (see p 26). Like liraglutide, it is a long-acting glucagon-like peptide-1 (GLP-1) analogue, but recent phase 3 study results suggest it may be significantly more effective for the treatment of obesity.

According to Mads Krogsgaard Thomsen, the most impressive results may ultimately be derived from combination therapies – an area he describes as 'the playground' of Novo Nordisk R&D.

"Ten years down the road we have some very strong ambitions for new obesity medicines – specifically, combination therapies that work synergistically," he adds.

A glance at the pipeline gives a hint of what is in store. Aside from semaglutide, there are already three promising new candidates in development at Novo Nordisk for the treatment of obesity: NN9030, a novel glucagon analogue designed to be used in combination with liraglutide, NN9838, a novel long-acting amylin analogue, and NN9747, a novel long-acting PYY analogue (PYY is a human peptide, secreted in response to a meal, that has been shown to reduce appetite).

"This is only the beginning of the beginning," Mads Krogsgaard Thomsen says. "With our obesity pipeline and strategy, we're in a fantastic position to secure a leadership position within the field for many years to come, to the benefit of people who are struggling with obesity."



WHAT IS OBESITY?

Obesity is defined as abnormal or excessive fat accumulation that may impair health for people with a body mass index (BMI) of more than 30. BMI provides the most convenient population-level measure of overweight and obesity currently available.[2] BMI itself, however, does not define health risk. BMI is a simple weight-for-height index that is commonly used to classify overweight and obesity in adults. It is calculated by dividing a person's weight in kilograms by the square of the person's height in metres (kg/m²).

34.9% OF THE US ADULT POPULATION (OVER THE AGE OF 20) HAS OBESITY (BMI >30)*

* Ogden CL, Carroll MD, Kit BK & Flegal KM. Prevalence of Childhood and Adult Obesity in the United States, 2011–2012. *The Journal of the American Medical Association* 2014; 311(8):806–814.

TACKLING THE RISE OF DIABETES IN CITIES

What makes people in cities vulnerable to diabetes, and how can we prevent people from getting diabetes in the first place? The inaugural Cities Changing Diabetes Summit saw these questions and many more discussed, as over 250 international delegates descended on Copenhagen in November 2015.


65%

OF PEOPLE WITH DIABETES LIVE IN URBAN AREAS[1]

Cities are home to two-thirds of the world's 415 million people living with diabetes and, as the number of people with diabetes reaches 642 million, it is projected that this proportion will rise to three in four people by 2040.[1] Whilst cities have the potential to bring about significant health benefits for residents, the vast human and economic burden of diabetes is currently being driven by the way people live in cities.

In its second year of responding to this challenge, the Cities Changing Diabetes partnership has gathered momentum. Founding partners Novo Nordisk, University College London (UCL) and Steno Diabetes Center have been joined by five study cities – Copenhagen, Houston, Mexico City, Shanghai and Tianjin. In 2016, Johannesburg and Vancouver will join the effort to identify, understand and address the root causes of diabetes in cities.

UNDERSTANDING THE CHALLENGE

The Cities Changing Diabetes programme has a three-phase strategy – to map the challenge, to share learnings with cities around the world and to act as a catalyst for action to defeat the rise of diabetes in cities. The mapping phase provides a foundation for future interventions, as Jakob Riis, executive vice president at Novo Nordisk, explains: "We know that certain urban diets and lifestyles are driving diabetes, but we can't hope to address these issues without first understanding what lies behind them. In the same way that Sherlock Holmes asked 'why didn't the dog bark?', so our research needs to ask intelligent, new questions to bring about a deeper knowledge of this unprecedented challenge."

In 2015, the initial mapping phase resulted in the completion of the world's largest study on urban diabetes, led by UCL in collaboration with leading researchers in the five study cities. Trained fieldworkers undertook more than 550 interviews with people at risk or already diagnosed with diabetes. This first-of-its-kind research found that vulnerability to diabetes in cities around the world is influenced far more than previously thought by social and cultural factors.

Multiple examples of these factors were found in each study location and frequently came as a surprise to experienced researchers. In Mexico City, gender roles

31

were seen to directly influence vulnerability to diabetes as women neglected their own health to avoid being seen as burdensome. In Shanghai, the cultural trend for the denial of hardship meant that people with diabetes were less likely to seek help from friends, family or healthcare professionals. Such was the strength of social and cultural factors in Houston that the findings challenged the traditional notion of disadvantage being equal to vulnerability, as segments of society both with and without financial constraints had an increased risk of diabetes.

Importantly for future research and intervention strategies, the findings will be useful across the diabetes spectrum – from initial risk through to diagnosis and treatment. Furthermore, although the factors manifest themselves uniquely in different cities, they will help build a framework that will enable a consistent approach to understanding diabetes in other cities around the world.

David Napier, professor of Medical Anthropology, UCL and global academic lead, believes that the research has moved traditional thinking about urban diabetes forward: "For the first time, we can confidently say that we have a holistic understanding of vulnerability to diabetes in cities. In particular, our new-found appreciation of the cultural and social drivers of the condition means that we can consider how and why past interventions may have fallen short, and consider new solutions for traditional problems such as diet and inactivity."

TRANSITION TO ACTION

The Cities Changing Diabetes Summit marked the first major milestone for the partnership and provided the first opportunity for the partners to come together to discuss the findings and share local learnings and experiences. It also provided a forum for transition, as delegates from 27 countries turned their minds to the action phase of the programme. To facilitate this step, keynote speakers and workshops focused not only on diabetes but also on urban planning, collaborative working and peer support.

After opening the Summit, Frank Jensen, Mayor of Copenhagen, commented: "Through this partnership, we have – on the one hand – been reaffirmed on why Copenhagen has succeeded in becoming such a liveable city. But we've also – on the other hand – realised in which areas we need to act in order to improve the health and well-being of our citizens. Having come together with colleagues from other cities, partners and expert contributors at this Summit, we're now ready to put in place new solutions that safeguard and improve the health of our citizens in Copenhagen."

Across the five cities, the action phase has been gathering pace throughout 2015. Through town hall meetings, the partners have already engaged hundreds of stakeholders, including non-governmental organisations (NGOs), faith-based groups, employers, health providers and beyond, to share local learnings and insights and to form action plans. In order to drive the prevention, early detection and improved treatment of diabetes, upon leaving the Summit, delegates voted to focus action on areas including community-level interventions beyond the traditional scope of clinical care and the integration of health within urban planning and municipal policies.

BY 2050, 2/3 OF THE WORLD'S POPULATION IS PROJECTED TO BE URBAN[16]

For Novo Nordisk's part, a further 20 million US dollars of expert resource and research funds has been committed to the fight against urban diabetes by 2020. In addition, a partnership with C40 – the world's largest network of megacities – was announced in December 2015 to move health up the agenda of those managing and designing the world's urban environments.

Looking ahead, President and CEO of Novo Nordisk Lars Rebien Sørensen reflected: "We remain convinced that addressing diabetes in the urban setting is the right thing to do – both by our company and by the global community which we serve. We're committed to changing diabetes, and preventing the rise of this condition through healthy cities is fundamental to this objective." Read more about the Cities Changing Diabetes partnership, visit citieschangingdiabetes.com.

30 YEARS OF CHANGING HAEMOPHILIA

Building on its experience with NovoSeven®, Novo Nordisk has in recent years expanded its presence in haemophilia with NovoThirteen® and NovoEight®, underscoring its commitment to help defeat this serious condition.

Not so long ago, the outlook for a person who developed antibodies (inhibitors) against standard haemophilia treatments was very bleak, but in June 1985, Novo Nordisk began a groundbreaking project to develop recombinant factor VIIa – the active ingredient in NovoSeven®. After more than a decade of development, NovoSeven® was launched, enabling the blood of inhibitor patients to form stable clots without the use of standard blood factor treatments. As NovoSeven® is not derived from human blood plasma, this innovative product also addressed concerns at the time regarding safety in relation to blood contamination.

Paul Huggins, who heads Novo Nordisk's global marketing of biopharmaceuticals in Zurich, Switzerland, appreciates what a big – and risky – step the development of NovoSeven® was for the company. "The business case was not convincing as the patient population was only a few thousand people globally. But the company's management decided nevertheless that it couldn't ignore the unmet medical need as Novo Nordisk had the capabilities to develop a compound that would potentially meet this need," he explains.

NovoSeven® went on to become a very important treatment option, used for the on-demand treatment of bleeding episodes and the management of bleeding during surgery for people with haemophilia with inhibitors, acquired haemophilia, factor VII deficiency and Glanzmann's thrombasthenia.

GIVING PEOPLE A CHOICE

By the mid-2000s, Novo Nordisk started developing new and innovative factor VIII, IX and XIII treatments for bleeding disorders.

WHAT IS HAEMOPHILIA?

Haemophilia is an inherited or acquired bleeding disorder that prevents the blood from clotting. People with haemophilia either partially or completely lack an essential clotting factor needed to form stable blood clots. Without treatment, uncontrolled internal bleeding can cause stiffness, pain, severe joint damage and even death. Treatment with replacement clotting factors may be administered when bleeding occurs or, increasingly, on a preventive basis (prophylactic treatment). People with haemophilia A, an estimated 350,000,[17] have absent, decreased or defective production of the blood clotting factor VIII. People with haemophilia B, of whom there are some 70,000,[18] have deficiencies in producing clotting factor IX. Both types are inherited.

"In 2012, we launched NovoThirteen®, which is marketed as Tretten® in some countries, for a very small and vulnerable community of people with congenital factor XIII deficiency, which is an extremely rare and serious bleeding disorder affecting only about 1,300 people globally," says Paul Huggins. "We then had two products for patient communities which hadn't previously attracted a lot of attention from companies engaged in haemophilia – which made the launch of NovoEight® last year very important to us, as it was our first treatment for the wider haemophilia community."

At the time of approval, NovoEight® was the first new recombinant factor VIII treatment for people with haemophilia in Europe and Japan for over a decade. It was launched in Europe and Japan in 2014 and in the US in 2015. "NovoEight® has been very well received in the US; the uptake has exceeded our expectations. Patients like – and deserve – a choice, which is why I think the haemophilia community has welcomed NovoEight®," explains Paul Huggins.

THREE DECADES OF RESEARCH AND DEVELOPMENT

Thirty years on, and Novo Nordisk's commitment to the haemophilia community – which began with NovoSeven® – is undiminished.

With its long-acting versions of factor IX (N9-GP) and VIII (N8-GP), which Novo Nordisk expects to submit for regulatory approval in 2016 and 2018 respectively, the company aims to provide even more options for people with haemophilia.

Novo Nordisk also has a long-acting version of a recombinant factor VIIa in pre-clinical development, which it hopes will make routine prophylaxis the norm for people with inhibitors. Moreover, the company is developing a monoclonal antibody against Tissue Factor Pathway Inhibitor (TFPI), which is intended for prophylactic treatment after subcutaneous administration (see R&D pipeline on p 21).



NOVO NORDISK HAEMOPHILIA FOUNDATION

On 25 January 2015, the Novo Nordisk Haemophilia Foundation celebrated its 10th anniversary. The Foundation is a grant-making non-profit organisation that strives to improve access to care for people with haemophilia and allied bleeding disorders. Since it was established, the Foundation has supported 168 programmes in 63 countries in the developing world, where many people with bleeding disorders still lack proper diagnosis or adequate care. Read more on nnhf.org.

Carl lives with his mother, father and little sister in Lyngby, Denmark. Carl is 8 years old and in 2nd grade and was diagnosed with haemophilia at birth.

Behind every great company are great people. In Novo Nordisk’s case that’s 40,000+ people who day in, day out, play their part in making the complex machinery of a globalorganisationworksmoothly–withcompetence,commitmentandapassionfor improvingthelivesofpeoplewithdiabetesandother seriouschronicconditions.Here areafewnumbersaboutthepeoplebehindNovoNordisk. PROGR EMPLOYEE DEVELOPMENT * MANAGEMENT APPOINTMENTS ** 1 , 373 27 IONS *** OVERALL RETENTION RATE **** 90.8% ENGAGEMENT SCORE ***** 4.3 11% 89% 26% 74% M Tea 39% 61% 56% MEN 51% WOMEN 49% MEN 44% WOMEN 0 10,00 20,00 30,00 40,00 ¦ Denmark OutsideDenmark 37.5% 62.5% 0 0 0 2015 0 2010 2011 2012 2013 2014 2015 ESS IN GENDER DIVERSITY INM anagers/ Corporate Vice mLeaders Presidents/ Vice Presidents/ General Managers 2015 2015 ANAGEMENT Executive Vice Presidents/ Senior Vice Presidents 2015 Women Men Total 2015 1 , 8 INTERNAL PROMOT 42% 30% 14% 41% 2015 58% 70% 86% 59% 2010 2010 2010 2010 * Development in the number of employees excl NNIT A/S. ** All appointments to management positions, incl internal promotions and external hires in 2015 excl NNIT A/S. *** Employees moving to a job at a higher level within a 12-month period excl NNIT A/S. **** Retention of employees excl NNIT A/S. ***** Working the Novo Nordisk Way (scale1–5). NOVO NORDISK ANNUAL REPORT2015 OUR BUSINESS 33

THE FUTURE OF PHARMACEUTICALS Most financial analysts and other observers of the pharmaceutical industry agree on one thing: the industry is changing.In fact, the way most healthcare products and services are being delivered and paid for is undergoing rapid change –nowhere more so than in the US, the world’s largest economy and healthcare market. This article takes a closer look at the changes in theglobal healthcare market and how they may affect NovoNordisk. THE PHARMACEUTICAL MARKET’S FOURHURDLES NNOOVVOONNOORRDDIISSKKAANNNNUUAALLRREEPPOORRTT22001155 34 OURBUSINESS

OUR BUSINESS | 35

THE GLOBAL PHARMA MARKET IS FORECASTED TO GROW 6% ANNUALLY IN THE PERIOD 2014–2020: THIS BRINGS THE TOTAL MARKET TO USD 1.4 TRILLION IN 2020.


Global market sales (2014–2020)
US
Emerging markets
Europe
China
Japan
Others
Sales (USD billion)
CAGR % (2014–2020)
600
500
400
300
200
100
0
2014
2015
2016
2017
2018
2019
2020
6.8%
7.4%
3.4%
7.6%
1.3%
4.2%

Source: IMS Market Prognosis Global Sept 2015. At ex-manufacturer price levels, not including rebates and discounts.

All over the world, governments, healthcare professionals, patients, pharmaceutical companies and a host of intermediaries are engaged in heated debates and tough negotiations about which patients should have access to which products and services, at what cost and, let us not forget, who should foot the bill.

Some will argue (and rightly so) that this is not a new discussion. For as long as there have been healthcare systems, there have been discussions about how to balance access, cost and quality – the three foundational elements of a healthcare system. However, what many patients have experienced in recent years is that cost containment has become the dominant consideration when healthcare systems implement new initiatives or reforms. One consequence is that more patients are finding themselves denied access to pharmaceuticals and healthcare services that they would previously have expected to be covered by their public healthcare system or insurance.

The pharmaceutical industry is feeling the effects of the strong focus on cost containment in the form of ever-tougher pricing and reimbursement negotiations, sometimes resulting in reimbursement being denied by a public healthcare system or, in the US, exclusion from the formularies of managed care organisations.

When introducing new products, research-based companies are facing what has become known as the 'fourth hurdle' – being required by payers to demonstrate that their new products, in addition to being of good quality, effective and safe, also represent good value for money. To clear this fourth hurdle, companies need to show that their products are more effective than relevant comparators and that the increased cost is offset by savings elsewhere in the healthcare system. While this may not sound like an unreasonable demand, it is often difficult to meet. One reason is that the benefits of using a newer product may only become apparent years later – which, for someone charged with making ends meet in this year's budget, is not an attractive proposition.

Diabetes drugs serve as a case in point: a new treatment may help a person with diabetes achieve better control of their blood glucose than an older product. In the short term, this may give the person a better quality of life – which is important – but the biggest cost savings are likely to come much later, from the reduced risk of developing serious long-term complications from diabetes: blindness, amputations and nerve damage. In the US, for example, it has been estimated that of the total healthcare spending on diagnosed diabetes, hospital inpatient care account for 43%, medicines to treat complications 18%, diabetes medicines and supplies 12% and other costs 27%.

REAL-WORLD EVIDENCE

Novo Nordisk Executive Vice President Jakob Riis, whose responsibilities include ensuring market access for the company's products, mentions another complicating factor when pharmaceutical companies and payers negotiate the pricing and reimbursement of a product: "There's no commonly agreed standard for evaluating whether a new treatment will lead to an improved health outcome for certain patients and the financial value of this. Each healthcare system seems to do this in its own way."

One general trend, though, is that payers want more 'real-world evidence' of the benefits of a new product in addition to the data on efficacy and safety from the clinical trials that formed the basis of its approval by health authorities. Payers want to know whether similar results can be achieved in real life, when patients are not part of a clinical trial.

"We'll have to find ways to collect and analyse real-world evidence in a way that satisfies payers. This will be a focus area for our development and market access organisations in the coming years," says Jakob Riis.

In this context, he mentions the opportunities presented by an increasingly digitalised healthcare system and, as an example, highlights a partnership Novo Nordisk formed with IBM Watson Health in December 2015: "By combining our leadership in diabetes care with the analytical power of IBM Watson Health's cognitive computing capability, we'll explore possibilities for improving diabetes care through the gathering and analysis of real-time, real-world evidence from current diabetes treatment. If successful, this will not only help improve the lives of people with diabetes by making

CONTINUED ▶

NOVO NORDISK ANNUAL REPORT 2015

36 | OUR BUSINESS

HEALTHCARE PROFESSIONALS ARE CONSOLIDATING INTO INTEGRATED DELIVERY NETWORKS IN THE US


Traditional model
Independent practices and hospitals paid on a fee-for-service basis
Patient management
The pressures on healthcare professionals and market trends point in the same direction: towards organisation and corporatisation of primary care
PRESSURE TO REDUCE COSTS
MISALIGNED INCENTIVES
HEALTH INFORMATION TECHNOLOGY
FEDERAL & STATE HEALTH REFORM
NEW MODELS OF CARE DELIVERY
GROWING PATIENT EMPOWERMENT
New model
Fully integrated delivery networks paid for delivering certain performance or outcome targets
Population management

the management of the condition more simple, effective and measurable, but will also help satisfy the payers' demand for real-world evidence of the benefits of our products."

THE IMPORTANCE OF INNOVATION

Despite market access challenges and price pressure, the pharmaceutical industry is still expected to grow. The need for more and better pharmaceuticals keeps growing with ageing populations and the increasing prevalence of chronic diseases, such as type 2 diabetes, that come with age, unhealthy eating habits and too little exercise. At the same time, economic growth in some countries will allow for more funds to be invested in better healthcare. Given this landscape, IMS Health, a leading global information provider, predicts that the pharmaceutical industry will grow global sales by 6% per year between now and 2020.

Not all companies will do equally well and, for some, the only option is to let themselves be acquired or merged with another company. In October 2015, Thomson Reuters reported that more than 850 billion US dollars of merger and acquisition transactions had been announced since the start of 2014.

"Novo Nordisk has no plans to engage in such industry consolidation," says President and CEO Lars Rebien Sørensen. "I appreciate that such moves can help boost profits when sales are under pressure, but only short term. The only way to drive value in the long term is by innovation. As long as our research and development organisation can continue to discover new treatments that are first in a new class or significantly better than products in an existing class, we'll be able to grow. We currently have a very strong pipeline of products that we'll be launching in the coming years. Our main challenge will be to make them accessible to as many patients as possible while obtaining a price that reflects the clinical value the new products bring. That's no easy task in today's healthcare environment, but it's one we're determined to carry out."

The following is an overview of the world's main pharmaceutical markets.

UNITED STATES

The US is the world's largest market for pharmaceuticals, accounting for roughly 44% of global sales. Product success is largely based on competition on efficacy, safety, quality and price.

The US healthcare system is complex, as it involves multiple payers and intermediaries with complex interactions. Roughly half of all Americans are insured by their employers – this is known as the managed care segment. One-third is insured through public programmes, such as Medicare and Medicaid, while around 9% of Americans are uninsured. The number of people insured through public programmes is expected to grow, while the number of people uninsured is expected to drop in the coming years due, among other reasons, to the public exchanges that were established as part of the Affordable Care Act. To manage the purchase and delivery of healthcare, employers and the government contract with intermediaries such as health plans and pharmacy benefit managers (PBMs). These are often referred to as payers, but are in most cases managers of healthcare costs on behalf of payers.

Health plans contract with providers such as physician, hospital and pharmacy networks to provide the required service. They provide different levels of coverage based on the payers' willingness to pay for selected services for their employees. A PBM is an intermediary that contracts with payers and health plans to manage the pharmacy benefit for a specific population.

The health plans use various methods to manage the use and cost of pharmaceuticals. Among the most widely used interventions are generic substitution, quantity limits, prior authorisation (which means that a medication will only be covered under certain conditions and subject to individual approval by the health plan) and tightly controlled Preferred Drug Lists.

FOCUS IS SHIFTING TO VALUE

While, for many years, healthcare in the US was delivered by small, independent practices and hospitals, and paid for as a fee-for-service, more and more healthcare providers are now becoming part of fully integrated delivery networks. Moreover, new payment models are emerging, with a growing number of accountable care organisations being paid for delivering certain performance or outcome targets rather than a fee-for-service.

At the same time, the managed care segment is consolidating, leading to fewer, more powerful payers. As a result, rebate negotiations have become tougher for the pharmaceutical industry. Contracts are generally of shorter duration than before and often

NOVO NORDISK ANNUAL REPORT 2015

have price protection mechanisms built in, which means that list price increases automatically trigger an increased rebate level. Anothertrend ofnoteistheincreasing number ofpeople obtaining coverage through Medicare PartD.Therebates that pharmaceutical companies must offer forcontracts under thisscheme aregenerally higher than forprivatemarketcontracts.Nevertheless,theUS,which in2015 accounted for51%oftotalNovoNordisksales, iswherethe company expects to generate most of its growth in the coming years. The main growth drivers are expected to be market share gains in the insulin market, upgrades to new-generation insulin products and the continued penetration of GLP-1products for the treatment ofdiabetes andobesity. EUROPE Europehas been a market with no orverylimited growth formost pharmaceutical companiesforquitesomeyears.Thisispartlytheresult ofthedepressedeconomyinmanyEuropeancountriesinthewakeof the financial crisis,which has led governments to implement cost- cutting measures in many shapes and forms. Therearecurrentlyno signsthatthiswillchange significantly inthenearfuture.IMSpredicts low single-digit growth in the coming years, with almost all growth coming fromspecialitydrugs.NovoNordiskalsoexpectsverymodest growth in Europe due to the above-mentioned factors, increasing competitionanditshigh marketshareintheinsulinsegment. CHINA China is the world’s second largest healthcare market. Annual growth ratesof15–20%werethenormuntilrecently,astheChinese government invested heavily in expanding access to healthcare, especially in larger cities.Investments came in response togrowing demands from an ageing population increasingly prone todiabetes and other chronic diseases that often come with urban lifestyles. However, all signs are that double-digit growth rates are history. Withthe slowdown inChina’s economic growth in2014 and 2015, the government now has a stronger focus on cost containment. Increased use of essential drug lists and a new drug price review processservetoforcepricesdown.Moreover,specific measureshave been taken toreducehospitals’ reliance ondrug salesasasourceof income and limit pharmaceutical companies’ access to healthcare professionals. China is NovoNordisk’ssecond largest market. An estimated 110 millionChinesehavediabetes and lessthan aquarterofthemreceive medical care, so despite the factors mentioned above –as well as increasing competition from international and local competitors – NovoNordiskexpects continued growth inthe coming years, albeit notatthedouble-digit growth ratesseeninthepast. EMERGING MARKETS China is far from the only country facing the growing burden of chronicdiseases. Growing economies inAsia,theMiddle East,Africa and Latin America areexperiencing exactly the same phenomenon . IMS predicts that closeto50% ofpharmaceutical marketgrowth in 2015–2020 willcomefromthesecountriesaspopulations grow and age, and economic growth makes itpossible formorepeople toget some form of healthcare. At Novo Nordisk, these countries are grouped under International Operations –a vast and diverseregion ofmorethan 140countries. Nextto the US, the countries in International Operationsrepresent NovoNordisk’slargest growth opportunity inthecoming years.Half of all people with diabetes live in this region, and the number is growing fasterthan anywhere else.Inmany ofthecountries,thereis both a public and a privatemarket.Thepublic market typically only reimbursestheuseoflow-pricedhuman insulinvials,whiletheprivate market typically comprises modern insulin and Victoza ® paid for by people who eitherhave privateinsuranceorwho can payoutoftheir ownpocketsatpricessimilartothoseinmoredeveloped markets. JAPAN In Japan, the government will be implementing price revisions, which, together with the increased utilisation of generics, means that IMS predicts a flat market. Furthermore, the insulin market is declining duetotheincreased useofneworalantidiabetics, which is why NovoNordisk, despite success with Tresiba ® and Victoza ® and with the launch of Ryzodeg ® ,expects verymodest growth inJapan inthecomingyears. 2011 2012 2013 2014 2015 0 10 20 30 DIABETES CARE Value market share by geographic region • NorthAmerica • Europe • International Operations • RegionChina • Japan &Korea % 40 ”We currently have a very strong pipeline of products that we’ll be launching inthecomingyears.Ourmainchallenge willbeto makethem accessible to as many patients as possible while obtaining a price that reflects the clinical value the new productsbring.” LARS REBIENSØRENSEN PRESIDENT ANDCEO OUR BUSINESS 37

GLOBAL DEMAND TRIGGERS MAJOR PRODUCTION INVESTMENTS

In 2015, Novo Nordisk announced plans for major investments in new production plants.

Manufacturing proteins, such as insulin, is a highly sophisticated task. While other pharmaceuticals are manufactured through a series of chemical syntheses, proteins are bigger, more complex molecules, and producing them relies on large investments in sterile production facilities and an understanding of working with living cells, such as yeast, to produce a pure, uniform product.

"Novo Nordisk is the world's largest producer of insulin and has developed its production expertise over almost nine decades," says Henrik Wulff, executive vice president and head of Product Supply. "We've been manufacturing insulin since the 1920s, and the efficient large-scale production of proteins is one of our core competences.

"There have been many innovations over the years as we continuously strive to make our production processes even more efficient and stable," he continues, "and our focus has stayed the same – on increasing ambitions: delivering high-quality products in regulatory compliance and meeting the increasing global demand for our products."

MEETING GLOBAL DEMAND

The year 2015 was an exciting time for Product Supply, as Novo Nordisk announced several plans for major investments in new production plants over the next five years. This will also be evident from Novo Nordisk's accounts in the coming years, according to Novo Nordisk's chief financial officer, Jesper Brandgaard. Commenting on investments at Novo Nordisk's Capital Markets Day in November 2015, he said: "Demands to support future product supply are rising, and we expect investments relative to sales will increase in the years to come."

The largest planned investment is a diabetes API (Active Pharmaceutical Ingredient) production site in Clayton, North Carolina, USA. The site is expected to be operational in 2020 and is estimated to create close to 700 new production and engineering jobs in Clayton, where Novo Nordisk already employs more than 700 people. A further 100 new jobs will be created at a new drug product plant in Måløv, Denmark. Novo Nordisk plans to invest 2 billion US dollars in these two facilities in the next five years.

Among other major expansion projects announced in 2015 is a filling facility in Hillerød, Denmark, which will produce medicines for the treatment of diabetes and obesity. This 10,300 m² production facility is expected to be operational in 2019 and will add 450 new production and engineering jobs to the 1,900 jobs already there.

"These and other investments in our manufacturing capacity are a response to the increasing demand for Novo Nordisk's products, which is mainly driven by the growing global incidence of diabetes," explains Henrik Wulff.

"With the initiation of these large investments, we plan to have sufficient capacity for current and future diabetes products well into the next decade," he says, "and with the new facility in Måløv, we'll be able to produce protein-based medicines such as semaglutide in tablet form on a large scale. This is something only few believed would be possible just a couple of years ago."

Novo Nordisk insulin production plant in Kalundborg, Denmark.

39



NOVO NORDISK PRODUCTION SITES AROUND THE WORLD


DENMARK
RUSSIA
FRANCE
JAPAN
USA
CHINA
ALGERIA
BRAZIL

STRATEGIC SITES
A strategic site is established for high-volume production and can supply worldwide

LOCAL SITES
A local site is established to meet specific local requirements

ADDRESSING LOCAL NEEDS

Meeting local needs is also a priority for Product Supply, which is why, in April, Novo Nordisk opened a new insulin formulation and filling facility in Russia and, in September, announced that it would be the first western pharmaceutical company to build a manufacturing plant in Iran, for pre-filled insulin injection devices.

"Local plants allow us to react fast to local requirements and support our business in future key markets," Henrik Wulff says.

SECURING A HIGH-QUALITY SUPPLY

The compliance and quality of products are the primary focus for all employees in Product Supply. Every Novo Nordisk manufacturing facility, no matter where it is located, must comply fully with international and national regulations as well as adhere to the company's global quality management system.

"We have a very robust quality management system at Novo Nordisk, which we rely on when building competences and organisations across the world," explains Henrik Wulff. "We use this system, along with our considerable manufacturing expertise and knowledge, to ensure that we maintain consistently high standards in our production processes globally."

THE ADDED COMPLEXITY OF AN EXPANDING PORTFOLIO

The complexity of Novo Nordisk's manufacturing has increased in the past few years as new products have been added to the company's existing portfolio at a faster rate than at any time previously. In addition, new products are typically more sophisticated molecules than first-generation products, generally demanding more complex production processes.

"Our growing capacity and production complexity require best-in-class planning and execution capabilities," Henrik Wulff points out. "Product Supply works 24 hours a day, 365 days a year, and has to fulfil many important tasks worldwide every day to ensure we succeed in ensuring high-quality products for more and more patients.

"Ultimately, it all comes back to the needs of our patients. They expect high-quality products and we have to make sure we can deliver them – on time and in compliance with the requirements of the authorities – both now and in the future."

ENVIRONMENTAL STRATEGY

DOING MORE WITH LESS

By 2020, all Novo Nordisk production facilities worldwide will be run on renewable power, but what about its suppliers' CO_2 emissions?



For decades, Novo Nordisk has been focusing on reducing its impact on the environment, and in 1993 it became one of the first global companies to report annually on its environmental performance and set targets for future improvements.

The environmental strategy has changed over time since Novo Nordisk's first Environment Department was established in 1973. Initially, the focus was on decreasing emissions of pollutants to air and water through so-called end-of-pipe solutions to ensure compliance. "Today, we have good systems and controls in place," says Henrik Wulff, executive vice president in charge of Product Supply. "Energy-, water- and waste-reducing initiatives are part of our normal operations."

GHG PROTOCOL

The Greenhouse Gas (GHG) Protocol Initiative is working with businesses, non-governmental organisations and governments with the mission to develop internationally accepted GHG accounting and reporting standards.

The Protocol defines three scopes to help define direct and indirect emission sources:

1. Direct GHG emissions from sources that are owned or controlled by the company, for example from production processes.
2. Indirect GHG emissions from the generation of purchased electricity consumed by the company.
3. Other indirect GHG emissions which are a consequence of the company's activities but occur from sources not owned or controlled by the organisation. This includes emissions associated with waste, water, business travel, commuting and procurement.

In 2010, Jing Tommy Wan started working as Filling Professional in Tianjin, China, and in August 2015, he joined Novo Nordisk Production in Hillerød, Denmark.

OUR BUSINESS | 41

FOCUS OF THE **NEW CLIMATE AMBITION**


RAW MATERIALS
Glucose, ethanol, plastic, glass
PURCHASED GOODS
Office supplies, IT equipment
SERVICES
Business flights, company cars
PRODUCTION
Electricity, steam, facilities
DISTRIBUTION
Road, air, sea
WASTE
Production waste, product waste

For the past 10 years, the environmental strategy has had a strong focus on reducing CO_2 emissions from Novo Nordisk's own production plants. So much so that the company announced a long-term target in 2006: Novo Nordisk committed to cutting its production-related CO_2 emissions by 10% within 10 years, using 2004 data as the baseline.

"At the time, this was a really ambitious target, which we knew would be difficult to achieve," says Vibeke Burchard, senior global project manager for Novo Nordisk's environmental strategy. "We were and still are a growing company, and forecasts showed our energy consumption would increase threefold in this period – yet we committed to reducing emissions by 10% in absolute terms."

RENEWABLE POWER

This focus on emissions from production sites proved very successful. By implementing energy efficiency programmes and using more renewable power – including switching all its production plants in Denmark to renewable power from wind farms in the North Sea – Novo Nordisk actually went on to achieve this ambition in 2010.

Since then, the company has refined and optimised its energy management even further, and recently announced a bold, new target: that all Novo Nordisk production facilities worldwide would be run on renewable power by 2020.

"Setting an absolute target of zero CO_2 emissions from power used at production sites in just five years is very ambitious, as our production is growing to meet the increasing global demand for our products. We've started identifying renewable sources, including wind and solar power, for all our production facilities," says Dorethe Nielsen, senior director of Corporate Environmental Management.

Novo Nordisk recently signed a wind power contract for its production site in Tianjin, China, and is currently investigating the use of renewable power for its plants in Clayton, North Carolina in the US, and Chartres in France.

Once all its power consumption comes from renewable sources, the company aims to replace the steam supply in its production facilities, which is currently based on fossil sources such as coal or gas, with renewable sources such as biomass or biogas.

The realisation of this ambition recently came a bit closer when DONG Energy, an energy company supplying Novo Nordisk with steam for insulin production in Denmark, initiated a feasibility study to shift from coal to biomass. A positive outcome to this study will mean renewable steam supply from 2019 onwards. The feasibility study is the result of a partnership with other local companies.

CLIMATE IN FOCUS

Now the company is ready to take the next step in its environmental strategy. "Once we're using renewable energy in all our production facilities, we'll have done as much as we can with direct carbon emissions," Dorethe Nielsen explains. "We're therefore broadening the scope of our strategy and will work on reducing the CO_2 impact from so-called indirect emissions – these are emissions from sources not controlled by us, such as the goods and services we purchase, from raw materials to business flights."

Novo Nordisk will focus on specific types of indirect emission, as categorised by the internationally accepted Greenhouse Gas Protocol (see box). "We'll prioritise areas where we believe there are significant opportunities for us to reduce CO_2 emissions. Working closely with our largest suppliers will be vital, to find out how they're reducing emissions and if there's scope for improvement," she says.

While indirect emissions are a relatively new area for Novo Nordisk, the company is already working with key suppliers of raw materials to promote energy efficiency and the use of renewable energy.

From recent analyses, Novo Nordisk has also acquired a good understanding of two other types of indirect emission: business flights and leased company cars, and, according to Dorethe Nielsen, is planning initiatives to reduce emissions from these sources. For the other categories, the focus will initially be on getting solid data based on which decisions about CO_2 reduction initiatives can be made.

Jakob Riis, executive vice president, is the chairman of Novo Nordisk's Social & Environmental Committee. He explains the rationale for the broader scope of the company's environmental strategy: "While we'll continue to challenge ourselves and improve in the areas of energy and water consumption, waste reduction and direct carbon emissions, we're ready to broaden the scope of our responsibility to include indirect CO_2 emissions. With overwhelming scientific evidence of the increased rate and impact of climate change, we simply must set ourselves ambitious targets in this area," he says.

"Which indicators to use for measuring performance is a tricky matter," he acknowledges. "With all our plants soon using renewable energy for power, it's impossible to keep lowering CO_2 emissions in absolute terms when our company is growing as much as it is. We have concluded that the best way to measure our CO_2 performance is to measure CO_2 emissions relative to the number of patients treated with our products, or CO_2 emissions per treated patient if you will. Our ambition is to bring that number down."

NOVO NORDISK ANNUAL REPORT 2015

42

MANAGING RISKS

The pharmaceutical industry is associated with potentially serious risks that investors should keep in mind when making investment decisions. Novo Nordisk is no exception.

Effective enterprise risk management is all about identifying risks early, assessing them accurately and taking action to mitigate them so that they will not prevent the company from achieving its business objectives. Sounds easy, but of course it is more complicated in reality. Fact is that a well-functioning risk management process is key to ensuring Novo Nordisk's long-term business success because risks are everywhere and some of them can cause serious damage if managed poorly.

In the pharmaceutical industry, most risks fall into one of the seven categories listed on the notepad. And while Novo Nordisk's overall risk profile – the consolidated assessment of all the risks facing Novo Nordisk – seldom changes significantly from year to year, individual risks do.

Jesper Brandgaard, Novo Nordisk's chief financial officer, heads the company's Risk Management Board. As an example of a risk that has increased in both likelihood and potential impact during 2015, he cites pressure on Novo Nordisk's modern insulin prices in China, which is likely to grow in 2016 due to a new bidding reform which was implemented in June 2015.

Asked about risks that have become smaller during the year, Jesper Brandgaard mentions a regulatory risk associated with Tresiba®. "When we entered the year, we did not know whether the US FDA would approve Tresiba® based on interim data from the DEVOTE study. When it turned out that they did, we could remove that risk from our risk grid." At the same time, he stresses that the final result of the DEVOTE study will not be known before the second half of 2016.

As another example, he mentions a specific legal risk, the product liability lawsuits in the US targeting incretin-based products, including Victoza®. In November, a federal judge handling most of the cases dismissed the cases against Novo Nordisk and other pharmaceutical companies. Although the ruling has been appealed, this means the likelihood of a significant financial impact from these cases has been reduced.

The following is an overview of the seven main types of risk that Novo Nordisk faces.

DELAYS OR FAILURE OF PIPELINE PRODUCTS

Development of a new pharmaceutical product is an expensive undertaking that can take more than 10 years. It includes extensive non-clinical tests and clinical trials as well as an elaborate regulatory approval process, including approval of the production facilities. During the process, various hurdles may delay the development of a potential product candidate and add substantial expenses. In some cases, significant obstacles could lead to the company eventually deciding to abandon the development of the potential product candidate. Data from the pharmaceutical industry indicate that there is a less than 35% likelihood of a biologic diabetes product candidate in phase 1 ultimately being approved for marketing, while the likelihood of success is around 60% for products in phase 2, rising to around 80% for products in phase 3. However, there is significant uncertainty regarding the timing and success of the regulatory approval process.

MARKET RISKS

The principal market risks Novo Nordisk experiences are:

- Price pressure and reimbursement restrictions by payers
- The launch of new products by established competitors
- Increased competition from producers of biosimilar medicines.

Europe, China and the US are all main markets for Novo Nordisk where payers – both governments and private payers – take measures to limit spending on medicines, typically by driving down prices, demanding higher rebates and/or restricting access to and reimbursement of products. This is unlikely to change in the foreseeable future. For Novo Nordisk, reimbursement restrictions pose a significant risk when launching a new product such as Tresiba®. Despite the patient benefits and data supporting the health-economic benefits of this new basal insulin, it is not always possible to obtain market access under what Novo Nordisk considers reasonable conditions. In some countries, the company may therefore decide not to launch Tresiba® or other new products unless conditions change.

New products from established or new competitors are another inherent market risk. In the basal insulin segment, a competitor launched a biosimilar version of the best-selling modern insulin product in some markets in 2015 and is likely to launch in the US by the end of 2016. How and to what extent these events will change the market dynamics is difficult to assess at present. In addition to these global risks, in some countries in the International Operations region, political instability or armed conflicts may pose a risk to Novo Nordisk's business for varying lengths of time.

SUPPLY DISRUPTIONS

Failure or breakdown at one of Novo Nordisk's or the company's key suppliers' vital production facilities could adversely affect business operations and potentially cause employee injuries or infrastructure damage. Mitigating actions include measures to prevent and respond to fires, annual inspections, back-up facilities and safety inventories. To reduce supply risks and optimise costs and logistics, Novo Nordisk has established production sites in several countries.

QUALITY AND PRODUCT SAFETY ISSUES

Quality and product safety issues may arise if, for example, a production facility is not continuously in regulatory compliance, a product is not within specifications or if side effects that were not detected in clinical trials become apparent when a product is used for longer periods of time. Novo Nordisk proactively manages such risks through its quality

DKK= Chart
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DELAYS OR FAILURE OF PIPELINE PRODUCTS
MARKET RISKS
SUPPLY DISRUPTIONS
QUALITY AND PRODUCT SAFETY ISSUES
FINANCIAL RISKS
IT RISKS
BUSINESS ETHICS AND LEGAL RISKS

management system, a key priority of which is to safeguard product quality and minimise risks to patient safety. The quality management system aims to ensure that the company is in compliance with all regulatory requirements. It includes standard operating procedures, quality and release controls, quality audits, quality improvement plans and systematic senior management reviews.

FINANCIAL RISKS

Novo Nordisk's main financial risks relate to exchange rates and tax disputes. Novo Nordisk's reporting currency and the functional currency of corporate operations is the Danish krone, which is closely linked to the euro within a narrow range of ±2.25%. However, the majority of the company's sales are in US dollars, Chinese yuan, Japanese yen and British pounds. Exchange rate risk is therefore the company's biggest financial risk, and the risk has grown in importance as the size of international markets and the share of sales in different currencies have increased. To manage this risk, the company hedges expected future cash flows for selected key currencies. Read more about how Novo Nordisk manages this risk in notes **4.2** and **4.3** on **pp 81–84**.

In the course of conducting business globally, transfer pricing disputes with tax authorities may occur. Novo Nordisk's policy is to pursue a competitive tax level, meaning around the average for the company's peer group, in a responsible way. This means paying relevant taxes in jurisdictions where its business activity generates profits. As a general rule, Novo Nordisk's affiliates pay corporate taxes in the countries in which they operate. To manage uncertainties regarding tax, Novo Nordisk has negotiated multi-year transfer pricing agreements with tax authorities in key markets. Read more about the taxes paid by Novo Nordisk in 2015 in note **2.6** on **pp 70–71**.

INFORMATION TECHNOLOGY RISKS

Well-functioning IT systems are critical for Novo Nordisk's ability to operate effectively. Furthermore, they hold confidential information that, if disclosed, could have a severe impact on Novo Nordisk's competitive situation. An information security strategy is in place to mitigate the risk of intruders causing damage to systems and gaining access to critical data and systems. Specific measures include awareness campaigns, access controls, and intrusion detection and prevention systems.

BUSINESS ETHICS AND LEGAL RISKS

Business ethics violations, patent and contract disputes are the main risks in this area. The pharmaceutical industry is tightly regulated in many respects, including what promotional claims it can make about its products and how it can interact with doctors and other healthcare professionals.

In the US, Novo Nordisk settled two civil cases with the US Department of Justice in June 2011 regarding alleged improper marketing of NovoSeven®. As part of the settlement, Novo Nordisk's US affiliate entered into a five-year Corporate Integrity Agreement with the Office of the Inspector General of the US Department of Health and Human Services. Under that agreement, the US affiliate added additional reporting and other procedures to its already robust compliance programme. Read more about these and other pending litigations against Novo Nordisk and investigations involving the company in note **3.7** on **p 78**.

The case mentioned above underlines the potential business ethics or legal risks associated with being a pharmaceutical company. To minimise the risk of violating national and international regulations, Novo Nordisk has, over the past decade, strengthened its global and regional business ethics compliance programmes.

Novo Nordisk's business model is based on developing new, innovative products, and when the company makes significant new inventions, it will typically seek to patent them. Intellectual property risks occur if, for example, a government does not recognise the validity of patents or is unable to uphold patent rights, or if a competitor infringes a Novo Nordisk patent or challenges its validity.

NOVO NORDISK'S RISK MANAGEMENT POLICY

In Novo Nordisk we will proactively manage risk to ensure continued growth of our business and to protect our people, assets and reputation. This means that we will:

- utilise an effective and integrated risk management system while maintaining business flexibility
- identify and assess material risks associated with our business
- monitor, manage and mitigate risks.

Read more about Novo Nordisk's risk management process at **novonordisk.com/about_us**.

44 | GOVERNANCE, LEADERSHIP AND SHARES

SHARES
AND CAPITAL STRUCTURE

Through open and proactive communication, the company seeks to provide the basis for fair and efficient pricing of its shares.

SHARE CAPITAL AND OWNERSHIP

Novo Nordisk's total share capital of DKK 520,000,000 is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 412,512,800. The company's A shares are not listed and are held by Novo A/S, a Danish public limited liability company wholly owned by the Novo Nordisk Foundation. The Foundation has a dual objective: to provide a stable basis for the commercial and research activities conducted by the companies within the Novo Group (of which Novo Nordisk is the largest), and to support scientific and humanitarian purposes. According to the Articles of Association of the Foundation, the A shares cannot be divested. As of 31 December 2015, Novo A/S also held nominal value of DKK 32,762,800 of B share capital. Novo Nordisk's B shares are listed on Nasdaq Copenhagen and on the New York Stock Exchange as American Depository Receipts (ADRs). Novo Nordisk's A and B shares are calculated in units of DKK 0.20. Each A share carries 200 votes and each B share carries 20 votes. As Novo Nordisk's B shares are in bearer form, no complete record of all shareholders exists. Based on available sources of information about the company's shareholders as of 31 December 2015, it is estimated that shares were geographically distributed as shown in the chart on the opposite page. As of 31 December 2015, the free float of listed B shares was 89.5% (of which approximately 13.1% are listed as ADRs), excluding the Novo A/S holding and Novo Nordisk's holding of treasury shares which, as of 31 December 2015, was DKK 10,433,741 nominally. For details about the share capital, see note 4.1 on pp 79–80.

CAPITAL STRUCTURE AND DIVIDEND POLICY

Novo Nordisk's Board of Directors and Executive Management consider that the current capital and share structure of Novo Nordisk serves the interests of the shareholders and the company well, providing strategic flexibility to pursue Novo Nordisk's vision. Novo Nordisk's capital structure strategy offers a good balance between long-term shareholder value creation and competitive shareholder return in the short term. Novo Nordisk's guiding principle is that any excess capital, after the funding of organic growth opportunities and potential acquisitions, should be returned to investors. The company's dividend policy applies a pharmaceutical industry benchmark to ensure a competitive payout ratio for dividend payments, which are complemented by share repurchase programmes. The Board of Directors plans to introduce an interim dividend in August, 2016. As illustrated on the right, Novo Nordisk has continuously increased both the payout ratio and the dividend paid over the last five years. The dividend for 2014 recorded in March 2015 was equal to DKK 5.00 per A and B share of DKK 0.20 as well as for ADRs. This corresponds to a payout ratio of 48.7%, which is broadly in-line with the 2014 pharma peer group average of 54%. For 2015, the Board of Directors will propose a dividend of DKK 6.40, which corresponds to a payout ratio of 46.6%. Adjusting for the partial divestment of NNIT A/S, where the net profit impact was returned to shareholders through a DKK 2.5 billion expansion of the 2015 share repurchase programme, the payout ratio will be 50.1%. Novo Nordisk does not pay a dividend on its holding of treasury shares. Shareholders' enquiries concerning dividend payments and shareholder accounts should be addressed to Investor Service. Read more on the back cover.

During the 12-month period beginning 30 January 2015, Novo Nordisk repurchased shares worth DKK 17.5 billion. Since 2008, the share repurchase programme has primarily been conducted in accordance with the provisions of European Commission Regulation No 2273/2003 of 22 December 2003 (also known as the Safe Harbour Regulation). In such a programme, financial institutions are appointed as lead managers to execute the repurchases independently and without influence from Novo Nordisk.

SHARE REPURCHASE PROGRAMME FOR 2016/2017

For the next 12 months, Novo Nordisk has decided to implement a new share repurchase programme. The expected total repurchase value of B shares amounts to a cash value of up to DKK 14 billion. Novo Nordisk expects to implement the majority of the new share repurchase programme according to the Safe Harbour Regulation. The size of the 2016 share repurchase programme is adjusted for the impact of the interim dividend. In March 2016, at the Annual General Meeting, the Board of Directors will propose a further reduction in the company's B share capital, corresponding to approximately 1.92% of the total share capital, by cancelling 50,000,000 treasury shares. After the implementation of the share capital reduction, Novo Nordisk's share capital will amount to DKK 510,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 402,512,800.

SHARE PRICE DEVELOPMENT

Novo Nordisk's share price increased by 54% between its 2014 close of DKK 260.3 and the 30 December 2015 close of DKK 399.9. For comparison, the Danish OMXC20 CAP stock index increased by 29% and the pharma peer group increased by 4% during 2015. The increase in Novo Nordisk's share price during 2015 reflects its sustained leadership position in the growing diabetes care market, coupled with a continued improvement in operating margins and the progress of key R&D projects, including the approval of Tresiba® in the US and the clinical progress with the novel GLP-1 analogue semaglutide. The total market value of Novo Nordisk's B shares, excluding treasury shares, was DKK 804 billion as of 30 December 2015.

COMMUNICATION WITH SHAREHOLDERS

To keep investors updated about performance and the progress of clinical development programmes, Novo Nordisk hosts conference calls with Executive Management following key events and the release of financial results. Executive Management and Investor Relations also travel extensively to ensure that all investors with a major holding of Novo Nordisk shares can meet with the company on a regular basis and that a number of other investors and potential investors also have access to the company's Management and Investor Relations.

ANALYST COVERAGE

Novo Nordisk is currently covered by 37 sell-side analysts, including the major global investment banks that regularly produce research reports on Novo Nordisk. A list of analysts covering Novo Nordisk can be found at novonordisk.com under 'Investors'. Company announcements from 1995 onwards, financial, social and environmental results, a calendar of investor-relevant events, investor presentations, background information and so on are also available.

NOVO NORDISK ANNUAL REPORT 2015

0 8 16 24 32 40 400 450 500 550 600 DEVELOPMENT IN SHARE CAPITAL  Sharecapital DKKmillion % DKKbillion CASH RETURN TO SHAREHOLDERS ANNUAL CASH RETURN TOSHAREHOLDERS  Dividend  Share repurchase Free cashflow GEOGRAPHIC DISTRIBUTION OFSHAREHOLDERS * % of share capital  2014  2015 Denmark Other North America UKand Ireland * Calculated using shareholders’ registered home countries. Note: Dividends are allocated to the year of dividend pay. 0 10 20 30 40 50 2012 (–2%) (–2%) (–2%) 2013 20142012 2013 2014 2015 20152016E 2016E Note: Treasury shares are included in share capital but have no voting right. SHARE AND OWNERSHIPSTRUCTURE OWNERSHIP STRUCTURE NovoNordisk Foundation NovoA/S Institutional and private investors 75.0% ofvotes 27.0% ofcapital 25.0% ofvotes 73.0% ofcapital B shares 2,063m shares A shares 537mshares Novo Nordisk A/S (–4%) SHARE PRICEPERFORMANCE SHARE PRICEPERFORMANCE Novo Nordisk share price and indexed peers NovoNordisk Pharmaceutical industrypeers * OMXC20CAP * Pharma peers comprise: AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, J&J, Merck & Co, Novartis, Pfizer, Roche, Sanofi and Teva. 180 240 300 360 DKK 420 Mar Jun Sep Dec Mar 2014 Jun Sep Dec 2015 PRICE DEVELOPMENT AND MONTHLY TURNOVER OF NOVO NORDISK BSHARES  Turnover of B shares(left) Novo Nordisk’s B share closing prices(right) 0 5 10 15 20 25 0 90 180 270 360 450 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2015 DKKbillion NOVO NORDISK ANNUAL REPORT2015 GOVERNANCE, LEADERSHIP AND SHARES 45

CORPORATE GOVERNANCE

In 2015, the Board of Directors reached its diversity targets as set out in 2013 and consequently increased its diversity ambition even further by setting out new targets for 2019. The Board of Directors established a Remuneration Committee to enhance the process for preparing proposals for the remuneration of the Board of Directors and Executive Management. Furthermore, the Board of Directors decided to reorganise Executive Management to enhance the Board's visibility of Novo Nordisk's international business operations and support further development of key leadership talents.

GOVERNANCE STRUCTURE

SHAREHOLDERS

Shareholders have ultimate authority over the company and exercise their rights to make decisions at general meetings. Resolutions can generally be passed by a simple majority. However, resolutions to amend the Articles of Association require two-thirds of votes cast and capital represented, unless other adoption requirements are imposed by the Danish Companies Act.

At the annual general meeting, shareholders approve the annual report and any amendments to the company's Articles of Association. Shareholders also elect board members and the independent auditor.

Novo Nordisk's share capital is divided into A and B shares. Special rights attached to A shares include pre-emptive subscription rights in the event of an increase in the A share capital and pre-emptive purchase rights in the event of a sale of A shares, while B shares take priority for liquidation proceedings.* Read more about shares and capital structure on p 44.

BOARD OF DIRECTORS

Novo Nordisk has a two-tier management structure consisting of the Board of Directors and Executive Management. The two bodies are separate and no one serves as a member of both. The Board of Directors determines the company's overall strategy and follows up on its implementation, supervises the performance, ensures adequate management and organisation and, as such, actively contributes to developing the company as a focused, sustainable, global pharmaceutical company. The Board of Directors supervises Executive Management in its decisions and operations. The Board of Directors may also issue new shares or buy back shares in accordance with authorisations granted by the annual general meeting and recorded in the meeting minutes. For minutes from annual general meetings, see novonordisk.com/about_us. The Board of Directors has 12 members, eight of whom are elected by shareholders and four by employees in Denmark. Novo Nordisk's Board of Directors met seven times during 2015.

Shareholder-elected board members serve a one-year term and may be re-elected. Members must retire at the first annual general meeting after reaching the age of 70. Five of the eight shareholder-elected board members are independent as defined by the Danish Corporate Governance Recommendations. Read more on pp 52–53.

A proposal for nomination of board members is presented by the Nomination Committee to the Board of Directors, taking into account required competences as defined by the Board of Directors' competence profile and reflecting

* A shares take priority for dividends below 0.5%. B shares take priority for dividends between 0.5 and 5%. However, in practice, A shares and B shares receive the same amount of dividend per share. The dividend per share approved at the Annual General Meeting in March 2015 was DKK 5 for all shares of DKK 0.20, equivalent to a dividend percentage of 2,500%, making the dividend differentiation in the Articles of Association less relevant.

47

the result of a self-assessment process facilitated by internal or external consultants. The assessment process is based on written questionnaires and evaluates the Board of Directors' composition and the skills of its members, including whether each board member and executive participates actively in board discussions and contributes with independent judgement.

To ensure that discussions include multiple perspectives representing the complex, global pharmaceutical environment, the Board of Directors aspires to be diverse in gender and nationality. Currently, three shareholder-elected board members are female and six of the eight shareholder-elected board members are non-Danes. In 2015, the Board of Directors increased its diversity ambition further and set out new targets with the aim that by 2019 it will consist of at least two shareholder-elected board members with Nordic nationality and at least two shareholder-elected board members with a nationality other than Nordic – and at least four shareholder-elected board members of each gender. In accordance with section 99b of the Danish Financial Statements Act, Novo Nordisk discloses its diversity policy, targets and current performance in the UN Global Compact Communication on Progress, which is available at novonordisk.com/annualreport.

The self-assessment conducted in 2015 was facilitated internally and revealed continued strong performance by the Board and Executive Management. The process also resulted in the identification of a number of areas within research, manufacturing and sales where more insight will be provided to the Board. In order to support continued fulfilment of the Novo Nordisk Way, criteria for board members include integrity, accountability, fairness, financial literacy, commitment and desire for innovation. Members are also expected to have experience of managing major companies that develop, manufacture and market products and services globally. The competence profile, which includes the nomination criteria, is available at novonordisk.com/about_us.

General Meeting re-elected the Chairman, Göran Ando, and the Vice Chairman, Jeppe Christiansen. See novonordisk.com/about_us for a report on the Chairmanship's activities.

AUDIT COMMITTEE

The four members of the Audit Committee are elected by the Board of Directors from among its members. Pursuant to the US Securities Exchange Act, two members qualify as independent while two members rely on an exemption to the independence requirements. In addition, two members have been designated as financial experts as defined by the US Securities and Exchange Commission (SEC). Under Danish law, two members qualify as independent – of whom one also qualifies as financial expert. One member is an employee representative. The Audit Committee assists the Board of Directors with oversight of the external auditors, the internal audit function, the procedure for handling complaints regarding accounting, internal accounting controls, auditing or financial reporting matters and business ethics matters, financial, social and environmental reporting, business ethics compliance, post-completion reviews and post-investment reviews, long-term incentive programmes and information security. In 2015, the Board of Directors elected Liz Hewitt as Chairman and Jeppe Christiansen, Sylvie Grégoire and Stig Strøbæk as members. Eivind Kolding was elected as an observer on the Audit Committee. See novonordisk.com/about_us for a report on the Audit Committee's activities.

NOMINATION COMMITTEE

The Nomination Committee consists of five members. Three members qualify as independent, while one member is an employee representative. The Nomination Committee assists the Board with oversight of the competence profile and composition of the Board, nomination of members and committees, and other tasks on an ad hoc basis as specifically decided by the Board. In 2015, the Board of Directors elected Göran Ando as Chairman and Bruno Angelici, Liz Hewitt, Liselotte



Under Danish law, Novo Nordisk's employees in Denmark are entitled to be represented by half of the total number of board members elected at the annual general meeting. In 2014, employees elected four board members from among themselves – two male and two female, all Danes. Board members elected by employees serve a four-year term and have the same rights, duties and responsibilities as shareholder-elected board members.

CHAIRMANSHIP

The annual general meeting directly elects the chairman and the vice chairman of the Board of Directors. The Chairmanship carries out administrative tasks, such as planning board meetings to ensure a balance between overall strategy-setting and financial and managerial supervision of the company. Other tasks include reviewing the fixed asset investment portfolio. In March 2015, the Annual

Hyveled and Mary Szela as members. See novonordisk.com\about_us for a report on the Nomination Committee's activities.

REMUNERATION COMMITTEE

The Board of Directors established a Remuneration Committee in 2015. The Remuneration Committee consists of five members. Two members qualify as independent, while one member is an employee representative. The chairman of the committee is not independent. The Remuneration Committee assists the Board with oversight of the remuneration policy as well as the actual remuneration of board members, its committees and Executive Management. In 2015, the Board of Directors elected Göran Ando as Chairman and Jeppe Christiansen, Thomas Paul Koestler, Søren Thuesen Pedersen and Mary Szela as members. See novonordisk.com\about_us for a report on the Remuneration Committee's activities.

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48 | GOVERNANCE, LEADERSHIP AND SHARES

EXECUTIVE MANAGEMENT

Executive Management is responsible for the day-to-day management of the company. In 2015, one executive left and four executives were appointed by the Board of Directors. The four new executives were elevated from leaders of the commercial activities in the US, Europe and International Operations and of Product Supply to executive vice presidents and members of Executive Management. The four new executives are not registered with the Danish Business Authority. Executive Management now consists of the president & CEO, plus eight executives. They are responsible for the overall conduct of the business and all operational matters, the organisation of the company, allocation of resources, determination and implementation of strategies and policies, direction-setting, and ensuring timely reporting and provision of information to the Board of Directors and Novo Nordisk's stakeholders. Executive Management meets at least once a month and often more frequently. The Board of Directors appoints members of Executive Management and determines its remuneration. The Chairmanship reviews the performance of the executives.

CORPORATE GOVERNANCE CODES AND PRACTICES


COMPLIANCE
GOVERNANCE STRUCTURE
ASSURANCE
Danish and foreign laws and regulations
Corporate governance standards
Novo Nordisk Way
Shareholders
Board of Directors
Chairmanship*
Audit Committee
Nomination Committee
Remuneration Committee
Executive Management
Organisation
Audit of financial data and review of social and environmental data (internal and external)
Facilitation and organisational audit (internal)
Quality audit and inspections (internal and external)

* The Chairmanship is directly elected by the annual general meeting.

ASSURANCE

The company's financial reporting and the internal controls over financial reporting processes are audited by an independent audit firm elected at the annual general meeting. As part of Novo Nordisk's commitment to its social and environmental responsibility, the company voluntarily includes an assurance report for social and environmental reporting in the annual report. The assurance provider reviews whether the social and environmental performance information covers aspects deemed to be material, and verifies the internal control processes for the information reported.

Novo Nordisk's internal audit function provides independent and objective assurance, primarily within internal control of financial processes, IT and business ethics. To ensure that the internal financial audit function works independently of Executive Management, its charter, audit plan and budget are approved by the Audit Committee.

Three other types of assurance activity – quality audits, organisational audits and values audits, called facilitations – help ensure that the company adheres to high quality standards and operates in accordance with the Novo Nordisk Way.

COMPLIANCE WITH CORPORATE GOVERNANCE CODES

Novo Nordisk's B shares are listed on Nasdaq Copenhagen and on the New York Stock Exchange (NYSE) as American Depository Receipts (ADRs). The applicable corporate governance codes for each stock exchange and a review of Novo Nordisk's compliance are available at novonordisk.com/about_us.

In accordance with section 107b of the Danish Financial Statements Act, Novo Nordisk discloses its mandatory corporate governance report at novonordisk.com/about-novo-nordisk/corporate-governance/Recommendations-and-practices.html. Novo Nordisk adheres to all but the following recommendations:

- The responsibility for the remuneration policy applicable to the employees in general lies with Executive Management and not with the Remuneration Committee.
- Three employment contracts for Executive Management entered into before 2008 allow for severance payments of more than 24 months' fixed base salary plus pension contribution.
- The majority of the Audit Committee's members and the Remuneration Committee's members respectively are not independent.

Novo Nordisk complies with the corporate governance standards of NYSE applicable to foreign listed private issuers. As a controlled company, Novo Nordisk is not obliged to comply with all the standards established by NYSE. Furthermore, Novo Nordisk, as a foreign private issuer, is permitted to follow home country practice, which is the case in relation to independence requirements, audit committee, equity compensation plans, code of business conduct and ethics, and CEO certification. A summary of the significant ways in which Novo Nordisk's corporate governance practices differ from the NYSE corporate governance listing standards can be found in the corporate governance report at novonordisk.com/about-novo-nordisk/corporate-governance/Recommendations-and-practices.html.

Novo Nordisk is part of the Novo Group and adheres to the Charter for Companies in the Novo Group, which is available at novo.dk. However, all strategic and operational matters are solely decided by the Board of Directors and Executive Management of Novo Nordisk.

NOVO NORDISK ANNUAL REPORT 2015

GOVERNANCE, LEADERSHIP AND SHARES | 49

REMUNERATION

At the Annual General Meeting in March 2015, the fixed base fee of the Board of Directors was increased from DKK 500,000 to DKK 600,000 after not having been adjusted for four years.

Remuneration of the Board of Directors and Executive Management is assessed on an annual basis against a benchmark of Nordic companies as well as European pharmaceutical companies that are similar to Novo Nordisk in size, complexity and market capitalisation. The results are presented to the Board of Directors by the Remuneration Committee at its October meeting. The company strives for simplicity when devising the remuneration package, and its remuneration principles provide guidance for the remuneration of the Board of Directors and Executive Management. These principles are available at novonordisk.com/about-novo-nordisk/corporate-governance/remuneration.html.

BOARD OF DIRECTORS' REMUNERATION

The remuneration of Novo Nordisk's Board of Directors comprises a fixed base fee, a multiplier of the fixed base fee for the Chairmanship and members of the company's committees, fees for ad hoc tasks and a travel allowance. Further information on the remuneration of the Board of Directors is available at novonordisk.com/about_us.

At the October meeting, the Board of Directors agrees on recommendations for remuneration levels for the next financial year. In connection with the approval of the annual report, the Board endorses the actual remuneration for the past financial year and the recommendation on remuneration levels for the current financial year. These are then presented to the annual general meeting for approval.

TRAVEL AND EXPENSES

All board members who reside outside of Denmark are paid a fixed travel allowance for each board meeting. Expenses such as travel and accommodation in relation to board meetings as well as those associated with continuing education are reimbursed. Novo Nordisk also pays social security taxes imposed by foreign authorities. Further information on travel and expenses is available at novonordisk.com/about_us.

EXECUTIVE MANAGEMENT'S REMUNERATION

The remuneration of Novo Nordisk's Executive Management is proposed by the Remuneration Committee and approved by the Board of Directors. Remuneration packages for executives comprise a fixed base salary, a cash-based incentive, a share-based incentive, a pension contribution and other benefits. For executives on international assignments, the remuneration package is generally based on an equalised host country net salary during the length of the assignment and relocation benefits including accommodation and school arrangements. The split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while promoting sound, long-term business decisions to meet the company's objectives. All incentives are subject to claw-back if it is subsequently determined that payment was based on information that was manifestly misstated.

FIXED BASE SALARY

The fixed base salary is intended to attract and retain executives with the professional and personal competences required to drive the company's performance.

CASH-BASED INCENTIVE

The short-term cash-based incentive is designed to incentivise individual performance. The incentive is dependent on the achievement of a number of predefined short-term financial, process, people and customer targets relating to the executive's functional area and linked to goals in the company's Balanced Scorecard as well as the achievement of a number of personal

CONTINUED ▶

BOARD OF DIRECTORS

IN 2015, THE BASE FEE FOR MEMBERS OF THE BOARD OF DIRECTORS WAS DKK 600,000 (DKK 500,000 IN 2014).

	2015				2014			
DKK million	Fixed base fee	Fee for ad hoc tasks and committee work	Travel allowance	Total	Fixed base fee	Fee for ad hoc tasks and committee work	Travel allowance	Total
Göran Ando[3,4] (BC, NC and RC)	1.7	–	0.1	1.8	1.5	–	0.1	1.6
Jeppe Christiansen (BV, AM and RM)	1.2	0.3	–	1.5	1.0	–	–	1.0
Bruno Angelici (NM)	0.6	0.1	0.1	0.8	0.5	0.1	0.1	0.7
Sylvie Grégoire[1] (AM)	0.5	0.2	0.2	0.9	–	–	–	–
Liz Hewitt (AC and NM)	0.6	0.7	0.1	1.4	0.5	0.4	0.1	1.0
Liselotte Hyveled[1] (NM)	0.6	0.1	–	0.7	0.4	–	–	0.4
Thomas Paul Koestler (RM)	0.6	0.1	0.2	0.9	0.5	–	0.3	0.8
Eivind Kolding[1] (AO)	0.5	–	–	0.5	–	–	–	–
Anne Marie Kverneland	0.6	–	–	0.6	0.5	–	–	0.5
Søren Thuesen Pedersen (RM)	0.6	0.1	–	0.7	0.5	0.1	–	0.6
Stig Strøbæk (AM)	0.6	0.3	–	0.9	0.5	0.3	–	0.8
Mary Szela[1] (NM and RM)	0.5	0.2	0.2	0.9	–	–	–	–
Helge Lund[2]	0.1	0.1	0.1	0.3	0.4	0.2	0.1	0.7
Hannu Ryöppönen[2]	0.1	0.1	0.1	0.3	0.5	0.5	0.1	1.1
Henrik Gürtler[2]	–	–	–	–	0.1	–	–	0.1
Ulrik Hjulmand-Lassen[2]	–	–	–	–	0.1	–	–	0.1
Total	8.8	2.3	1.1	12.2[5]	7.0	1.6	0.8	9.4[5]

BC = Board chairman, BV = Board vice chairman, AC = Audit Committee chairman, AM = Audit Committee member, AO = Audit Committee observer, NC = Nomination Committee chairman, NM = Nomination Committee member, RC = Remuneration Committee chairman, RM = Remuneration Committee member.

1. Liselotte Hyveled was first elected in March 2014. Sylvie Grégoire, Eivind Kolding and Mary Szela were first elected in March 2015. **2.** Helge Lund and Hannu Ryöpponen resigned as of March 2015. Henrik Gürtler and Ulrik Hjulmand-Lassen resigned as of March 2014. **3.** Novo Nordisk provides secretarial assistance to the chairman in Denmark and the UK. **4.** As Göran Ando also holds the position of chairman of the Board, he has not received a fee as chairman of the Nomination Committee and the Remuneration Committee. **5.** Excluding social security taxes paid by Novo Nordisk amounting to less than DKK 1 million (less than DKK 1 million in 2014).

NOVO NORDISK ANNUAL REPORT 2015

targets relating to the individual executive and their position. Short-term targets for the Chief Executive Officer are set by the Chairman of the Board of Directors,while the targets for the other members of Executive Management aresetby the CEO. The Chairmanship evaluates the degree of achievement foreach member of Executive Management, based on input from the CEO. In June 2015, the Board of Directors de- termined that the 2015 maximum bonus would be a maximum of 12 months’ fixed base salary plus pension contribution for the CEO, a maximum of eight-and-a-half months’ fixed base salary plus pension contribution forexecutives on international assignments and a maximum of eight months’ fixed base salary plus pension contribution forthe remaining members of Executive Management based inDenmark. SHARE-BASED INCENTIVES The long-term share-based incentive pro- gramme isdesigned topromotethecollective performance of ExecutiveManagement and align the interests of executives and share- holders.Share-based incentivesarelinked to both financial and non-financial targets.The long-termincentiveprogramme isbased ona calculation of economic value creationcom- paredwithplanned performance.Inlinewith NovoNordisk’slong-term financial targets, thecalculation ofeconomic value creationis based onreportedoperating profitaftertax, reduced by a weighted average cost of capital-based returnrequirementonaverage investedcapital. Toa largeextent,thesalesgrowth drivesthe financial development of the company and henceeconomicvaluecreation.Theeconomic value created can thus be adjusted in a negative directionif thesales performance is lower than budgeted sales. The calculated economicvaluecreationisfurtheradjusted if certain non-financial targets are not met. Non-financial targets aredetermined on the basis of an assessment of the objectives re- garded as particularly important for the fulfilment of the company’s long-term per- formance.Besidesfinancial and salesgrowth targets, the2015targets consistedof16tar- gets linkedtothecompany’s BalancedScore- card within the categories of researchand development, quality, patients, employees, environment and reputation. Targetswithin research and development were related to specific milestones, such as submission of product files to the regulatory authoritiesin theUSandEuropewithinacertaintimeframe, achievement of marketing authorisations,ex- ecution of trials and a defined number of product candidates to enter development fromdiscovery.Targetswithin quality related to recalls and warning letters, and targets withinenvironmentrelatedtotheemissionof CO 2 fromenergyconsumptionforproduction. Basedontheseprinciples,aproportionofthe calculated economic value creation is allo- catedtoajointpoolfortheparticipants, who include Executive Management and other membersoftheSeniorManagement Board. InMarch2015,theBoardofDirectorsdeter- mined thatthe2015maximum forExecutive Management asper1March2015wouldbe 12 months’ fixed base salary including pension contribution fortheCEOand up to nine months’ fixed base salary plus pension contribution fortheothermembers ofExec- utive Management . If the targets are met for economic value creation and sales growth, and at least 85% performance is reached for non-financial targets, the allo- cation tothejointpoolwould correspondto six months’ base salary plus pension contribution for the CEOand four-and-a- half months’ base salary plus pension con- tributionfortheothermembers ofExecutive Management . Furtherinformation on Novo Nordisk’sshare-based incentives isavailable atnovonordisk.com/about_us. REMUNERATION PACKAGECOMPONENTS Remuneration Board of Directors Executive Management Comments relating to Executive Management Fixed fee/base salary Accounts for approximately 25–50% of thetotal value of the remuneration package.* Fee for committeework Fee for ad hoctasks Cash-based incentive Up to eight-and-a-half months’ fixed base salary+ pension per year for executives on international assignments. Share-basedincentive 8–12months’ fixedbasesalary+pensionperyear for executives based inDenmark. 9–12 months’ fixed base salary incl pension per year.** Pensions 25% offixedbasesalaryand cash-based incentive. Travel allowance and otherexpenses Executive Management receives a minor travel allowance equaltothatofallotheremployees. Benefits Executive Management receives non-monetary benefits, such as company cars, phones, etc. Executives on international assignments may receive relocationbenefits. Severance payment Up to 24 months’ fixed base salary + pension. Three employment contracts entered into before 2008 exceed the 24-month limit, though will not exceed 36 months’ fixed base salary plus pension contribution. PENSION Pension contributions are paid to enable executives tobuild up an income forretire- ment. OTHER BENEFITS Other benefits are added to ensure that overall remuneration is competitive and aligned with localpractices. SEVERANCE PAYMENT NovoNordiskmay terminateemployment by giving executives 12 months’ notice. Exec- utives may terminate their employment by giving NovoNordisksix months’ notice. In addition tothe noticeperiod, executivesare entitledtoa severancepayment asdescribed in the overview of the composition of executive remuneration. Furtherinformation on Novo Nordisk severance payment is available atnovonordisk.com/about_us. 0 COMPOSITION OF EXECUTIVEREMUNERATION 2015 ON-TARGET PERFORMANCE  Fixedbase salary  Cashbonus  Share-based incentive  Pensions  Benefits CEO 10 20 30 40 50 60 70 80 90 100% Other registered members of Executive Management * The interval 25–50% states the span between ‘maximum performance’ and ‘on-targetperformance’. **Executives as per 1 March 2015. NOVO NORDISK ANNUAL REPORT2015 50 GOVERNANCE, LEADERSHIP ANDSHARES

GOVERNANCE, LEADERSHIP AND SHARES | 51

2015 PERFORMANCE TRIGGERS MAXIMUM SHARE ALLOCATION

In 2015, Novo Nordisk exceeded the planned target for economic value creation by more than the 10% incentive threshold. Sales growth in local currencies was realised at 8.4%, thereby also exceeding the incentive target, while the threshold for the achievement of non-financial targets was met. Together, this means that participants in the share-based long-term incentive programme will receive the maximum share allocation.

REMUNERATION OF EXECUTIVE MANAGEMENT AND OTHER MEMBERS OF THE SENIOR MANAGEMENT BOARD

	2015						2014					
DKK million	Fixed base salary[5]	Cash bonus	Pension	Benefits	Share-based incentive[6]	**Total**	Fixed base salary[5]	Cash bonus	Pension	Benefits	Share-based incentive[6]	Total
Executive Management												
Lars Rebien Sørensen	10.6	10.6	5.3	0.3	–	26.8	10.4	9.5	5.0	0.3	–	25.2
Jesper Brandgaard	6.0	4.0	2.5	0.3	–	12.8	5.8	3.9	2.5	0.3	–	12.5
Lars Fruergaard Jørgensen	5.2	3.5	2.2	0.3	–	11.2	4.4	2.2	1.6	0.3	–	8.5
Jakob Riis	5.2	2.8	2.0	0.3	–	10.3	4.4	1.8	1.5	0.3	–	8.0
Mads Krogsgaard Thomsen	6.0	4.0	2.5	0.3	–	12.8	5.8	3.9	2.5	0.3	–	12.5
Non-registered members of Executive Management[1, 2]	13.8	12.0	6.2	0.8	–	32.8	–	–	–	–	–	–
Retired members of Executive Management:												
Kåre Schultz[3]	2.5	1.3	1.0	0.1	–	4.9	7.3	4.3	3.1	0.3	–	15.0
Lise Kingo[3]	–	–	–	–	–	–	4.8	2.0	1.7	0.3	–	8.8
Share-based incentive	–	–	–	–	44.0	44.0	–	–	–	–	27.3	27.3
Executive Management in total	49.3[5]	38.2	21.7	2.4	44.0	155.6	42.9[5]	27.6	17.9	2.1	27.3	117.8
Other members of the Senior Management Board in total[4]	73.1[5]	20.6	22.2	18.3	47.8	172.0	80.6[5]	28.7	21.9	21.6	38.9	191.7

1. Effective 30 April 2015, Novo Nordisk's Executive Management was expanded to include four new members: Maziar Mike Doustdar, Jerzy Gruhn, Jesper Høiland and Henrik Wulff, none of whom are registered with the Danish Business Authority as members of Executive Management of Novo Nordisk A/S. Respective amounts in the table include remuneration for May to December 2015, with the exception of cash bonus, which covers the full year. **2.** Amounts include taxes paid by Novo Nordisk due to the members' international employment terms. In addition, Maziar Mike Doustdar, Jerzy Gruhn and Jesper Høiland received benefits in 2015 in accordance with Novo Nordisk's International Assignment Guidelines, such as accommodation, children's school fees, international health insurance and other types of insurance, spouse allowance and tax-filing support, all offered net of tax to the assignees. Including tax paid by Novo Nordisk, the benefits received in 2015 not included in the above table amount to DKK 5.4 million. **3.** Following a change in the distribution of responsibilities among the members of Executive Management, President and COO Kåre Schultz left Novo Nordisk as of April 2015. The remuneration of Kåre Schultz up to April 2015 is included in the above table, whereas severance payment, including participation in the share-based incentive programme for 2015 and part of 2016, of DKK 72.7 million is not included. The remuneration of Lise Kingo for 2014 is also included in the above table, whereas severance payment, including participation in the share-based incentive programme for 2015, of DKK 32.2 million is not included. **4.** The total remuneration for 2015 includes remuneration of 34 Senior Vice Presidents (31 in 2014), three of whom have retired or left the company (none in 2014). The 2015 remuneration for the retired Senior Vice Presidents is included in the table above, whereas severance payments of DKK 26 million are not included. **5.** Excluding social security taxes paid amounting to DKK 1.3 million (DKK 0.0 million in 2014) for Executive Management and DKK 1.4 million (DKK 2.7 million in 2014) for other members of the Senior Management Board. **6.** The joint pool of shares is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant-date market value of Novo Nordisk B shares. During the lock-up period, the joint pool may potentially be reduced in the event of lower-than-planned value creation in subsequent years. The split between Executive Management and other members is based on the split of participants at the time of the establishment of the pool.

MANAGEMENT'S LONG-TERM INCENTIVE PROGRAMME

The shares allocated to the joint pool for 2012 (487,730 shares) were released to the individual participants subsequent to the approval of the Annual Report 2015 by the Board of Directors and the announcement on 3 February 2016 of the full-year financial results for 2015. Based on the share price at the end of 2015, the value of the released shares is as follows:

Value as at 31 December 2015 of shares released on 3 February 2016	Number of shares	Market value[1] (DKK million)
Executive Management		
Lars Rebien Sørensen	41,110	16.4
Jesper Brandgaard	27,335	10.9
Lars Fruergaard Jørgensen	13,665	5.5
Jakob Riis	13,665	5.5
Mads Krogsgaard Thomsen	27,335	10.9
Non-registered members of Executive Management[2]	40,995	16.4
Executive Management in total[3]	164,105	65.6
Other members of the Senior Management Board in total[3]	176,530	70.6

1. The market value of the shares released in February 2016 is based on the Novo Nordisk B share price of DKK 399.90 at the end of 2015. **2.** Including members of Executive Management not registered with the Danish Business Authority. In addition, 4,000 shares were released to a non-registered member of Executive Management not part of the joint pool for 2012 for the Senior Management Board. **3.** In addition, 147,095 shares (market value: DKK 58.8 million) were released to retired Executive Management and Senior Management Board members.

Lars Rebien Sørensen serves as a member of the Supervisory Board of Bertelsmann AG, from which he received remuneration of EUR 31,897 until May 2015 (EUR 117,000 in 2014); as a board member of Thermo Fisher Scientific Inc, from which he received remuneration of USD 223,865 until May 2015 (USD 299,063 in 2014); and as a board member of Carlsberg A/S, from which he received remuneration of DKK 838,306 as of March 2015. Jesper Brandgaard serves as chairman of the Board of Directors of SimCorp A/S, from which he received remuneration of DKK 730,488 in 2015, including share-based payment for Q1 2015 (DKK 913,500 in 2014, including share-based payment for the full year); and as chairman of the board of NNIT A/S, from which he received remuneration of DKK 562,500 as of March 2015 following the IPO of NNIT A/S (DKK 0 in 2014). The remuneration received from NNIT A/S is part of the remuneration of Executive Management presented above. Mads Krogsgaard Thomsen serves as a board member of the University of Copenhagen, from which he received remuneration of DKK 81,606 in 2015 (DKK 81,200 in 2014). Jakob Riis serves as a board member of ALK-Abelló A/S, from which he received remuneration of DKK 415,000 in 2015 (DKK 375,000 in 2014). Henrik Wulff serves as a board member of AMBU A/S as of December 2015 but did not receive remuneration in 2015.

52 | GOVERNANCE, LEADERSHIP AND SHARES

BOARD OF DIRECTORS


GÖRAN
ANDO

Formerly CEO of Celltech Group plc, UK (retired). Member of the Board of Novo Nordisk A/S since 2005, vice chair since 2006, chair since 2013, chair of the Nomination Committee since 2013 and chair of the Remuneration Committee since 2015.

Management duties: Symphogen A/S, Denmark (chair), member of the boards of Novo A/S, Denmark, Molecular Partners AG, Switzerland, EUSA Pharma Ltd., UK, and ICMEC, US. Senior advisor to Essex Woodlands Health Ventures Ltd., UK.

Special competences: Medical qualifications and extensive executive background within the international pharmaceutical industry.

Education: Specialism in general medicine (1978) and degree in medicine (1973), both from Linköping Medical University, Sweden.


JEPPE
CHRISTIANSEN

Chief executive officer of Fondsmæglerselskabet Maj Invest A/S, Denmark. Member and vice chair of the Board of Novo Nordisk A/S since 2013. Member of the Remuneration Committee and Audit Committee since 2015.

Management duties: Haldor Topsøe A/S (vice chair), member of the boards of Novo A/S, KIRKBI A/S and Symphogen A/S, all in Denmark.

Special competences: Extensive background and experience within the financial sector, in particular in relation to financial and capital market issues, as well as insight into the investor perspective.

Education: MSc in Economics (1985) from the University of Copenhagen, Denmark.


BRUNO
ANGELICI

Formerly executive vice president of AstraZeneca (retired). Member of the Board of Novo Nordisk A/S since 2011 and member of the Nomination Committee since 2013.

Management duties: Vectura Group plc (chair), member of the boards of Smiths Group plc, UK, and Wolters Kluwer, the Netherlands. Member of the Global Advisory Board of Takeda Pharmaceutical Company Limited, Japan.

Special competences: Extensive global experience with two companies in the fields of pharmaceuticals and medical devices, and in-depth knowledge of strategy, sales, marketing and governance of major companies.

Education: AMP (1993) from Harvard Business School and MBA (1978) from Kellogg School of Management at Northwestern University, both in the US.


SYLVIE
GRÉGOIRE

Formerly president of Human Genetic Therapies, Shire plc, US and Switzerland (retired). Member of the Board of Novo Nordisk A/S and the Audit Committee since 2015.

Management duties: Member of the boards of Galenica AG, Switzerland and Perkin Elmer Inc., US. Chairman of the strategic committee of Tarix Orphan LLC., US. Advisor to the financial and biotech community.

Special competences: In-depth knowledge of the regulatory environment in both the US and the EU, having experience of all phases of the product life cycle, including discovery, registration, pre-launch and managing the life cycle while on the market. In addition, she has financial insight from i.a. P&L responsibility.

Education: Pharmacy Doctorate degree (1986) from the State University of NY at Buffalo, US, BA in Pharmacy (1984) from Laval University, Canada, and Science College degree (1980) from Séminaire de Sherbrooke, Canada.


LIZ
HEWITT

Formerly Group Director Corporate Affairs of Smith & Nephew plc, UK (retired). Member of the Board of Novo Nordisk A/S since 2012, chair of the Audit Committee since 2015 (member since 2012) and member of the Nomination Committee since 2013.

Management duties: Member of the board and chair of the audit committee of Savills plc, and member of the board and chair of the nomination committee of Melrose Industries plc, both in the UK. Senior external member of the audit committee of the House of Lords, UK.

Special competences: Extensive experience within the field of medical devices, significant financial knowledge and knowledge of how large international companies operate.

Education: BSc(Econ) (Hons) (1977) from University College London, UK, and FCA (UK Institute of Chartered Accountants) (1982).


LISELOTTE
HYVELED

Project vice president for Novo Nordisk's mealtime insulin projects faster-acting insulin aspart and liver-preferential mealtime insulin in Global Development. Member of the Board of Novo Nordisk A/S since 2014 and member of the Nomination Committee since 2015.

Education: Master of Science (1992) from Copenhagen University, and Master of Medical Business Strategies (2011) from Copenhagen Business School, both in Denmark.

Name (male/female)	First elected	Term	Nationality	Born	Independence[1]
Göran Ando (m)	2005	2016	Swedish	March 1949	Not independent[2]
Jeppe Christiansen (m)	2013	2016	Danish	November 1959	Not independent[2,4]
Bruno Angelici (m)	2011	2016	French	April 1947	Independent
Sylvie Grégoire (f)	2015	2016	Canadian/American	November 1961	Independent[4,5]
Liz Hewitt (f)	2012	2016	British	November 1956	Independent[4,5]
Liselotte Hyveled (f)	2014	2018	Danish	January 1966	Not independent[3]

1. As designated by Nasdaq Copenhagen in accordance with section 3.2.1 of Recommendations on Corporate Governance (updated 2014). 2. Member of Management or the Board of Novo A/S. 3. Elected by employees of Novo Nordisk.

NOVO NORDISK ANNUAL REPORT 2015

GOVERNANCE, LEADERSHIP AND SHARES | 53



THOMAS PAUL KOESTLER

Executive with Vatera Holdings LLC, US. Member of the Board of Novo Nordisk A/S since 2011 and member of the Remuneration Committee since 2015.

Management duties: Melinta Therapeutics Inc., US (chair). Member of the boards of Momenta Pharmaceuticals Inc., ImmusanT Inc., Arisaph Pharmaceuticals Inc. and Edgemont Pharmaceuticals LLC, all in the US.

Special competences: Extensive R&D knowledge, both generally and within the field of regulatory affairs. Significant know-how about the pharmaceutical industry in general and how large international corporations operate. Additional knowledge of the US market.

Education: PhD in Medicine & Pathology (1982) from the Roswell Park Memorial Institute and BSc in Biology (1975) from Daemen College, both in the US.



EIVIND KOLDING

CEO of Novo A/S, Denmark. Member of the Board of Novo Nordisk A/S and observer on the Audit Committee since 2015.

Management duties: Member of the boards of NNIT A/S and the Sonion Group, both in Denmark.

Special competences: Extensive executive experience in large multinational companies headquartered in Denmark within regulated markets, and significant financial knowledge.

Education: AMP (1994) from Wharton Business School, US, and Master of Law (1983) from the University of Copenhagen, Denmark.



ANNE MARIE KVERNELAND

Laboratory technician and union representative. Member of the Board of Novo Nordisk A/S since 2000.

Management duties: Member of the Novo Nordisk Foundation since 2014.

Education: Degree in Medical Laboratory Technology (1980) from Copenhagen University Hospital, Denmark.



SØREN THUESEN PEDERSEN

External Affairs director in Quality Intelligence. Member of the Board of Novo Nordisk A/S since 2006 and member of the Remuneration Committee since 2015.

Management duties: Member of the boards of HOFOR A/S, HOFOR Forsyning Holding PS, HOFOR Forsyning Komplementar A/S and HOFOR Forsyning A/S (Copenhagen Utilities), all in Denmark.

Education: BSc in Chemical Engineering (1988) from the Engineering Academy of Denmark.



STIG STRØBÆK

Electrician and union representative. Member of the Board of Novo Nordisk A/S since 1998 and member of the Audit Committee since 2013.

Education: Qualified electrician. Diploma in further training for board members (2003) from the Danish Employees' Capital Pension Fund (LD).



MARY SZELA

CEO of Aegerion Pharmaceuticals, Inc., US. Member of the Board of Novo Nordisk A/S, the Remuneration Committee and the Nomination Committee since 2015. Member of the boards of Coherus Biosciences, Inc., Receptos Pharmaceuticals, Inc., Suneva Medical, Inc. and Aegerion Pharmaceuticals, Inc., all in the US.

Management duties: Member of the boards of Coherus Biosciences, Inc., Receptos Pharmaceuticals, Inc. and Suneva Medical Inc., all in the US.

Special competences: In-depth understanding of the clinical, regulatory and marketing aspects of the pharmaceutical industry in North America, having both operational and strategic experience.

Education: MBA (1991) from the University of Illinois at Chicago, US, and a BSc nursing degree (1985) from the University of Illinois at Chicago, US.

Name (male/female)	First elected	Term	Nationality	Born	Independence[1]
Thomas Paul Koestler (m)	2011	2016	American	June 1951	Independent
Eivind Kolding (m)	2015	2016	Danish	November 1959	Not independent[2]
Anne Marie Kverneland (f)	2000	2018	Danish	July 1956	Not independent[3]
Søren Thuesen Pedersen (m)	2006	2018	Danish	December 1964	Not independent[3]
Stig Strøbæk (m)	1998	2018	Danish	January 1964	Not independent[3,4]
Mary Szela (f)	2015	2016	American	May 1963	Independent

4. Pursuant to the US Securities Exchange Act, Ms Hewitt and Ms Grégoire qualify as independent Audit Committee members while Mr Christiansen and Mr Strøbæk rely on an exemption to the independence requirements. 5. Ms Hewitt and Ms Grégoire qualify as independent Audit Committee members as defined under part 8 of the Danish Act on Approved Auditors and Audit firms.

NOVO NORDISK ANNUAL REPORT 2015

54 | GOVERNANCE, LEADERSHIP AND SHARES

EXECUTIVE MANAGEMENT



LARS REBIEN SØRENSEN

President and chief executive officer (CEO)

Lars Rebien Sørensen joined Novo Nordisk's Enzymes Marketing in 1982. He was appointed president and chief executive officer in November 2000.

Other management duties: Vice chair of the board of Carlsberg A/S, Denmark.

Born: October 1954.



JESPER BRANDGAARD

Executive vice president and chief financial officer (CFO)

Jesper Brandgaard joined Novo Nordisk in 1999 as senior vice president of Corporate Finance. He was appointed executive vice president and chief financial officer in November 2000.

Other management duties: Chair of the boards of SimCorp A/S and NNIT A/S, both in Denmark.

Born: October 1963.



MAZIAR MIKE DOUSTDAR*

Executive vice president, International Operations

Maziar Mike Doustdar joined Novo Nordisk in 1992 as an office clerk in Vienna, Austria. He was appointed senior vice president of International Operations in 2013, and in April 2015 he was appointed executive vice president with responsibility for International Operations.

Born: August 1970.



JERZY GRUHN*

Executive vice president, Europe

Jerzy Gruhn joined Novo Nordisk in 1996 as National Sales Manager in Poland. He was appointed senior vice president of Europe in 2013, and in April 2015 he was appointed executive vice president with responsibility for Europe.

Born: June 1963.



JESPER HØILAND*

Executive vice president, US

Jesper Høiland joined Novo Nordisk in 1987 as assistant area manager for the US, Canada, Australia and New Zealand. He was appointed senior vice president of North America in 2013, and in April 2015 he was appointed executive vice president with responsibility for the US.

Born: September 1960.



LARS FRUERGAARD JØRGENSEN

Executive vice president and chief of staff

Lars Fruergaard Jørgensen joined Novo Nordisk in 1991 as an economist. He was appointed executive vice president for IT, Quality & Corporate Development in January 2013, and in November 2014 he took over the responsibilities for Corporate People & Organisation and Business Assurance.

Other management duties: Chair of the board of NNE Pharmaplan A/S, Denmark.

Born: November 1966.



JAKOB RIIS

Executive vice president, China, Pacific & Marketing

Jakob Riis joined Novo Nordisk in 1996 as a health economist in Marketing. He was appointed senior vice president for Marketing in 2005. In January 2013, he was appointed executive vice president and in 2015 he took over responsibility for sales in the China and Pacific regions.

Other management duties: Chair of the board of Copenhagen Institute of Interaction Design and member of the board and chair of the audit committee of ALK-Abelló A/S, both in Denmark.

Born: April 1966.



MADS KROGSGAARD THOMSEN

Executive vice president, chief science officer (CSO)

Mads Krogsgaard Thomsen joined Novo Nordisk in 1991 as head of Growth Hormone Research. He was appointed senior vice president of Diabetes R&D in 1994 and executive vice president and chief science officer in November 2000.

Other management duties: Chair of the board of Steno Diabetes Center A/S and vice chair of the board of the University of Copenhagen, both in Denmark.

Born: December 1960.



HENRIK WULFF*

Executive vice president, Product Supply

Henrik Wulff joined Novo Nordisk in 1998 as a chemist. He was appointed senior vice president of Product Supply in 2013, and in April 2015 he was appointed executive vice president of Product Supply.

Other management duties: Chair of the board of NN Pharmatech A/S and member of the boards of NNE Pharmaplan A/S and Ambu A/S, all in Denmark.

Born: November 1970.

* Not registered with the Danish Business Authority as member of Executive Management of Novo Nordisk A/S.

NOVO NORDISK ANNUAL REPORT 2015

CONSOLIDATED FINANCIAL STATEMENTS | 55



Novo Nordisk Headquarters, in Bagsværd north of Copenhagen in Denmark, designed by Henning Larsen Architects.

CONSOLIDATED FINANCIAL, SOCIAL AND ENVIRONMENTAL STATEMENTS 2015

CONSOLIDATED FINANCIAL STATEMENTS

56 Income statement and Statement of comprehensive income
57 Balance sheet
58 Statement of cash flows
59 Statement of changes in equity
60 Notes to the Consolidated financial statements

CONSOLIDATED SOCIAL STATEMENT (SUPPLEMENTARY INFORMATION)

96 Statement of social performance
97 Notes to the Consolidated social statement

CONSOLIDATED ENVIRONMENTAL STATEMENT (SUPPLEMENTARY INFORMATION)

102 Statement of environmental performance
102 Notes to the Consolidated environmental statement

Novo Nordisk remains committed to report its performance through its integrated reporting. In line with the Novo Nordisk Triple Bottom Line principle, the Consolidated financial, social and environmental statements are presented along with the related notes.

Within each of the financial, social and environmental statements, the notes are grouped into sections based on how Novo Nordisk views its business. Each of the sections has an introduction explaining the link between long-term targets and business priorities, and how this is reflected in Novo Nordisk's financial, social and environmental statements. To provide transparency in the disclosed amounts, each note includes the relevant accounting policy, key accounting estimates and numerical disclosure.

NOVO NORDISK ANNUAL REPORT 2015

56 | CONSOLIDATED FINANCIAL STATEMENTS

INCOME STATEMENT
AND STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER

DKK million	Note	2015	2014	2013
INCOME STATEMENT				
Net sales	2.1, 2.2	107,927	88,806	83,572
Cost of goods sold	2.2	16,188	14,562	14,140
Gross profit		91,739	74,244	69,432
Sales and distribution costs	2.2	28,312	23,223	23,380
Research and development costs	2.2, 2.3	13,608	13,762	11,733
Administrative costs	2.2	3,857	3,537	3,508
Other operating income, net	2.2, 2.5	3,482	770	682
– Non-recurring income from the partial divestment of NNIT A/S	2.5	*2,376*	–	–
Operating profit		49,444	34,492	31,493
Financial income	4.9	85	167	1,702
Financial expenses	4.9	6,046	563	656
Profit before income taxes		43,483	34,096	32,539
Income taxes	2.6	8,623	7,615	7,355
Net profit for the year		**34,860**	26,481	25,184
EARNINGS PER SHARE				
Basic earnings per share (DKK)	4.1	13.56	10.10	9.40
Diluted earnings per share (DKK)	4.1	13.52	10.07	9.35

DKK million	Note	2015	2014	2013
STATEMENT OF COMPREHENSIVE INCOME				
Net profit for the year		34,860	26,481	25,184
Other comprehensive income:				
Exchange rate adjustments of investments in subsidiaries		(669)	(39)	(435)
Cash flow hedges, realisation of previously deferred (gains)/losses	4.3	2,216	(1,229)	(809)
Cash flow hedges, deferred gains/(losses) incurred during the period	4.3	(681)	(2,225)	1,195
Other items		366	111	75
Items that will be reclassified subsequently to the Income statement when specific conditions are met		1,232	(3,382)	26
Remeasurements of defined benefit plans	3.5	(37)	(247)	54
Items that will not subsequently be reclassified to the Income statement		(37)	(247)	54
Other comprehensive income before tax		1,195	(3,629)	80
Tax on other comprehensive income, income/(expense)	2.6	(87)	977	(211)
Other comprehensive income for the year, net of tax		**1,108**	(2,652)	(131)
Total comprehensive income for the year		**35,968**	23,829	25,053

NOVO NORDISK ANNUAL REPORT 2015

CONSOLIDATED FINANCIAL STATEMENTS | 57

BALANCE SHEET
AT 31 DECEMBER

DKK million	Note	2015	2014
ASSETS			
Intangible assets	3.1	2,158	1,378
Property, plant and equipment	3.2	25,545	23,136
Investment in associated company	4.8	811	–
Deferred income tax assets	2.6	6,806	5,399
Other financial assets	4.7	1,339	856
Total non-current assets		**36,659**	30,769
Inventories	3.3	12,758	11,357
Trade receivables	3.4	15,485	13,041
Tax receivables		3,871	3,210
Other receivables and prepayments	4.7	2,257	2,750
Marketable securities	4.2, 4.4, 4.7	3,542	1,509
Derivative financial instruments	4.2, 4.3, 4.7	304	30
Cash at bank and on hand	4.2, 4.4	16,923	14,396
Total current assets		**55,140**	46,293
Total assets		**91,799**	77,062
EQUITY AND LIABILITIES			
Share capital	4.1	520	530
Treasury shares	4.1	(10)	(11)
Retained earnings		46,816	41,277
Other reserves		(357)	(1,502)
Total equity		**46,969**	40,294
Deferred income tax liabilities	2.6	6	7
Retirement benefit obligations	3.5	1,186	1,031
Provisions	3.6	2,765	2,041
Total non-current liabilities		**3,957**	3,079
Current debt	4.4, 4.7	1,073	720
Trade payables	4.7	4,927	4,950
Tax payables		3,777	2,771
Other liabilities	3.7, 4.7	12,655	11,051
Derivative financial instruments	4.2, 4.3, 4.7	1,382	2,607
Provisions	3.6	17,059	11,590
Total current liabilities		**40,873**	33,689
Total liabilities		**44,830**	36,768
Total equity and liabilities		**91,799**	77,062

NOVO NORDISK ANNUAL REPORT 2015

58 | CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER

DKK million	Note	2015	2014	2013
Net profit for the year		**34,860**	26,481	25,184
Adjustment for non-cash items:				
Income taxes in Income statement	2.6	8,623	7,615	7,355
Depreciation, amortisation and impairment losses	3.1, 3.2	2,959	3,435	2,799
Non-recurring income from the partial divestment of NNIT A/S included in 'other operating income'	2.5	(2,526)	–	–
Other non-cash items	4.6	5,908	4,163	584
Change in working capital	4.5	(2,157)	(2,148)	(265)
Interest received		55	131	131
Interest paid		(61)	(78)	(39)
Income taxes paid	2.6	(9,374)	(7,907)	(9,807)
Net cash generated from operating activities		**38,287**	31,692	25,942
Proceeds from the partial divestment of NNIT A/S	2.5	2,303	–	–
Purchase of intangible assets	3.1	(1,182)	(321)	(403)
Proceeds from sale of property, plant and equipment		15	4	31
Purchase of property, plant and equipment	3.2	(5,224)	(3,990)	(3,238)
Proceeds from sale of other financial assets		32	35	29
Purchase of other financial assets		(9)	(24)	(3)
Sale of marketable securities		1,500	2,232	811
Purchase of marketable securities		(3,533)	–	–
Net cash used in investing activities		**(6,098)**	(2,064)	(2,773)
Purchase of treasury shares, net	4.1	(17,196)	(14,667)	(13,924)
Dividends paid	4.1	(12,905)	(11,866)	(9,715)
Net cash used in financing activities		**(30,101)**	(26,533)	(23,639)
Net cash generated from activities		**2,088**	3,095	(470)
Cash and cash equivalents at the beginning of the year		13,676	10,513	11,053
Exchange gains/(losses) on cash and cash equivalents		86	68	(70)
Cash and cash equivalents at the end of the year	4.4	**15,850**	13,676	10,513

NOVO NORDISK ANNUAL REPORT 2015

CONSOLIDATED FINANCIAL STATEMENTS | 59

STATEMENT OF CHANGES IN EQUITY
AT 31 DECEMBER

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves: Exchange rate adjust-ments	Other reserves: Cash flow hedges	Other reserves: Tax and other items	Total other reserves	Total
2015								
Balance at the beginning of the year	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294
Net profit for the year			34,860					34,860
Other comprehensive income for the year			(37)	(669)	1,535	279	1,145	1,108
Total comprehensive income for the year			34,823	(669)	1,535	279	1,145	35,968
Transactions with owners:								
Dividends (note 4.1)			(12,905)					(12,905)
Share-based payments (note 5.1)			442					442
Tax credit related to restricted stock units (note 2.6)			366					366
Purchase of treasury shares (note 4.1)		(10)	(17,219)					(17,229)
Sale of treasury shares (note 4.1)		1	32					33
Reduction of the B share capital (note 4.1)	(10)	10						–
Balance at the end of the year	520	(10)	46,816	(917)	(686)	1,246	(357)	**46,969**
2014								
Balance at the beginning of the year	550	(21)	41,137	(209)	1,233	(121)	903	42,569
Net profit for the year			26,481					26,481
Other comprehensive income for the year			(247)	(39)	(3,454)	1,088	(2,405)	(2,652)
Total comprehensive income for the year			26,234	(39)	(3,454)	1,088	(2,405)	23,829
Transactions with owners:								
Dividends (note 4.1)			(11,866)					(11,866)
Share-based payments (note 5.1)			371					371
Tax credit related to restricted stock units (note 2.6)			58					58
Purchase of treasury shares (note 4.1)		(11)	(14,717)					(14,728)
Sale of treasury shares (note 4.1)		1	60					61
Reduction of the B share capital (note 4.1)	(20)	20						–
Balance at the end of the year	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294
2013								
Balance at the beginning of the year	560	(17)	39,001	226	847	15	1,088	40,632
Net profit for the year			25,184					25,184
Other comprehensive income for the year			54	(435)	386	(136)	(185)	(131)
Total comprehensive income for the year			25,238	(435)	386	(136)	(185)	25,053
Transactions with owners:								
Dividends (note 4.1)			(9,715)					(9,715)
Share-based payments (note 5.1)			409					409
Tax credit related to restricted stock units (note 2.6)			114					114
Purchase of treasury shares (note 4.1)		(15)	(13,974)					(13,989)
Sale of treasury shares (note 4.1)		1	64					65
Reduction of the B share capital (note 4.1)	(10)	10						–
Balance at the end of the year	550	(21)	41,137	(209)	1,233	(121)	903	42,569

NOVO NORDISK ANNUAL REPORT 2015

60 | CONSOLIDATED FINANCIAL STATEMENTS

NOTES SECTIONS IN THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation | Results for the year | Operating assets and liabilities | Capital structure and financing items | Other disclosures

SECTION 1 BASIS OF PREPARATION

Read this section to get an overview of the financial accounting policies in general and an overview of Management's key accounting estimates.

1.1 Principal accounting policies and key accounting estimates, p 61
1.2 Changes in accounting policies and disclosures, p 62
1.3 General accounting policies, p 62

SECTION 2 RESULTS FOR THE YEAR

Read this section to get more details on the results for the year, including operating segments, taxes and employee costs.

2.1 Net sales and sales deductions, p 63
2.2 Segment information, p 65
2.3 Research and development costs, p 68
2.4 Employee costs, p 69
2.5 Other operating income, net, p 69
2.6 Income taxes and deferred income taxes, p 70

SECTION 3 OPERATING ASSETS AND LIABILITIES

Read this section to get more details on the assets that form the basis for the activities of Novo Nordisk, and the related liabilities.

3.1 Intangible assets, p 72
3.2 Property, plant and equipment, p 73
3.3 Inventories, p 75
3.4 Trade receivables, p 75
3.5 Retirement benefit obligations, p 76
3.6 Provisions and contingent liabilities, p 77
3.7 Other liabilities, p 78

SECTION 4 CAPITAL STRUCTURE AND FINANCING ITEMS

Read this section to gain an insight into the capital structure, cash flow and financing items.

4.1 Share capital, distribution to shareholders and earnings per share, p 79
4.2 Financial risks, p 81
4.3 Derivative financial instruments, p 82
4.4 Cash and cash equivalents, financial resources and free cash flow, p 84
4.5 Change in working capital, p 84
4.6 Other non-cash items, p 85
4.7 Financial assets and liabilities, p 85
4.8 Investment in associated company, p 87
4.9 Financial income and expenses, p 87

SECTION 5 OTHER DISCLOSURES

Read this section for more details on the statutory notes that have secondary importance from the perspective of Novo Nordisk.

5.1 Share-based payment schemes, p 88
5.2 Management's holdings of Novo Nordisk shares, p 90
5.3 Commitments, p 91
5.4 Related party transactions, p 92
5.5 Fee to statutory auditors, p 92
5.6 Companies in the Novo Nordisk Group, p 93
5.7 Financial definitions, p 94

NOVO NORDISK ANNUAL REPORT 2015

CONSOLIDATED FINANCIAL STATEMENTS | 61

SECTION 1 BASIS OF PREPARATION

Basis of preparation | Results for the year | Operating assets and liabilities | Capital structure and financing items | Other disclosures

Novo Nordisk presents its Consolidated financial statements on the basis of the latest developments in international financial reporting and strives for early adoption of EU-endorsed IFRS accounting standards. All entities in the Novo Nordisk Group follow the same Group accounting policies. This section gives a summary of the significant accounting policies, Management's key accounting estimates, new IFRS requirements and other accounting policies in general. A detailed description of accounting policies and key accounting estimates related to specific reported amounts is presented in each note to the relevant financial items.

1.1 PRINCIPAL ACCOUNTING POLICIES AND KEY ACCOUNTING ESTIMATES

The Consolidated financial statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), in accordance with IFRS as endorsed by the European Union and also in accordance with additional Danish disclosure requirements for annual reports of listed companies.

Measurement basis

The Consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, associated company, equity investments and marketable securities measured at fair value.

The principal accounting policies set out below have been applied consistently in the preparation of the Consolidated financial statements for all the years presented.

Principal accounting policies

Novo Nordisk's accounting policies are described in each of the individual notes to the Consolidated financial statements. Considering all the accounting policies applied, Management regards the ones listed in the table below as the most significant accounting policies for the recognition and measurement of reported amounts.

Key accounting estimates and judgements

The use of reasonable estimates and judgements is an essential part of the preparation of the Consolidated financial statements. Given the uncertainties inherent in Novo Nordisk's business activities, Management must make certain estimates and judgements that affect the application of accounting policies and reported amounts of assets, liabilities, sales, costs, cash flows and related disclosures at the date(s) of the Consolidated financial statements. The estimates identified are those that have a significant risk of resulting in a material adjustment.

Management bases its estimates on historical experience and various other assumptions that are held to be reasonable under the circumstances. The estimates and underlying assumptions are reviewed on an ongoing basis and, if necessary, changes are recognised in the period in which the estimate is revised. Management considers the carrying amounts recognised in relation to the key accounting estimates mentioned below to be reasonable and appropriate based on currently available information. However, the actual amounts may differ from the amounts estimated as more detailed information becomes available.

Management regards those listed below to be the key accounting estimates and judgements used in the preparation of the Consolidated financial statements.

Please refer to the specific notes for further information on the key accounting estimates and judgements as well as assumptions applied.

Principal accounting policies	Key accounting estimates and judgements	Note
Net sales and sales deductions	Sales deductions – estimate of unsettled obligations	2.1
Research and development	–	2.3, 3.1 and 3.2
Derivative financial instruments	–	4.3
Income taxes and deferred income taxes	Provision for uncertain tax positions, accrual for income taxes and deferred tax assets and liabilities	2.6
Property, plant and equipment including impairment	–	3.2
Inventories	Indirect production costs capitalised	3.3
Trade receivables	Allowance for doubtful trade receivables	3.4
Provisions and contingent liabilities	Provisions for sales rebates and ongoing legal disputes	3.6

Applying materiality

The Consolidated financial statements are a result of processing large numbers of transactions and aggregating those transactions into classes according to their nature or function. When aggregated, the transactions are presented in classes of similar items in the Consolidated financial statements. If a line item is not individually material, it is aggregated with other items of a similar nature in the Consolidated financial statements or in the notes.

There are substantial disclosure requirements throughout IFRS. Management provides specific disclosures required by IFRS unless the information is considered immaterial to the economic decision-making of the users of these financial statements or not applicable.

NOVO NORDISK ANNUAL REPORT 2015

62 | CONSOLIDATED FINANCIAL STATEMENTS

1.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

Adoption of new or amended IFRSs

Based on an assessment of new or amended and revised accounting standards and interpretations ('IFRSs') issued by IASB, and IFRSs endorsed by the European Union effective on or after 1 January 2015, it has been assessed that the application of these new IFRSs has not had a material impact on the Consolidated financial statements in 2015, and Management does not anticipate any significant impact on future periods from the adoption of these new IFRSs.

New or amended IFRSs that have been issued but have not yet come into effect and have not been early adopted

In addition to the above, IASB has issued a number of new or amended and revised accounting standards and interpretations that have not yet come into effect. The following standards are in general expected to change current accounting regulation most significantly:

- IASB has issued IFRS 9 'Financial Instruments', with effective date 1 January 2018. It currently awaits EU endorsement. IFRS 9 is part of the IASB's project to replace IAS 39, and the new standard will substantially change the classification and measurement of financial instruments and hedging requirements. Novo Nordisk has assessed the impact of the standard and determined that it will not have any significant impact on the Consolidated financial statements.

- IASB has issued IFRS 15 'Revenue from contracts with customers', with effective date 1 January 2018. It currently awaits EU endorsement. IFRS 15 is part of the convergence project with FASB to replace IAS 18. The new standard will establish a single, comprehensive framework for revenue recognition. Novo Nordisk has completed a preliminary assessment of the impact of the standard and judged that it will not have any significant impact on the Consolidated financial statements.

- IASB has issued IFRS 16 'Leasing' with effective date 1 January 2019. The change in lease accounting requires capitalisation of the majority of the Group's operational lease contracts, representing up to 10% of total assets, which will have an impact on the Group's assets, and a corresponding impact on the liabilities. Hence this will affect the financial ratios related to the balance sheet. The change will have a minor impact on net profit as IFRS 16 requires the lease payments to be split between a depreciation charge included in operating costs and an interest expense on lease liabilities included in finance costs.

1.3 GENERAL ACCOUNTING POLICIES

Principles of consolidation

The Consolidated financial statements incorporate the financial statements of Novo Nordisk A/S and entities controlled by Novo Nordisk A/S. Control exists when Novo Nordisk has effective power over the entity and has the right to variable returns from the entity.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with Novo Nordisk Group policies. All intra-Group transactions, balances, income and expenses are eliminated in full when consolidated.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition and up to the effective date of disposal, as appropriate. Comparative figures are not restated for disposed or acquired companies.

Translation of foreign currencies

Functional and presentation currency

Items included in the financial statements of each of Novo Nordisk's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Consolidated financial statements are presented in Danish kroner (DKK), which is also the functional and presentation currency of the parent company.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income statement.

Translation differences on non-monetary items, such as equity investments classified as financial assets available for sale, are recognised in Other comprehensive income.

Translation of Group companies

Financial statements of foreign subsidiaries are translated into Danish kroner at the exchange rates prevailing at the end of the reporting period for balance sheet items, and at average exchange rates for income statement items.

All effects of exchange rate adjustments are recognised in the Income statement, with the exception of exchange rate adjustments of investments in subsidiaries arising from:

- the translation of foreign subsidiaries' net assets at the beginning of the year to the exchange rates at the end of the reporting period
- the translation of foreign subsidiaries' statements of comprehensive income from average exchange rates to the exchange rates at the end of the reporting period
- the translation of non-current intra-Group receivables that are considered to be an addition to net investments in subsidiaries.

These specific exchange rate adjustments are recognised in Other comprehensive income.

NOVO NORDISK ANNUAL REPORT 2015

CONSOLIDATED FINANCIAL STATEMENTS | 63

SECTION 2 RESULTS FOR THE YEAR

Basis of preparation | Results for the year | Operating assets and liabilities | Capital structure and financing items | Other disclosures

This section comprises notes related to the results for the year, such as sales including details on gross-to-net sales and segment information, research and development costs, employee costs as well as details on income and deferred income taxes. Consequently, this section provides information related to Novo Nordisk's long-term financial target for growth in operating profit.

Novo Nordisk's growth in sales is a result of continued growth in the number of patients due to the diabetes pandemic, Novo Nordisk's ability to bring innovative products to the market and the global commercial presence of our business.

The growth in operating profit and margin reflects not only growth in sales, but also currency impact and the increase in gross margin primarily driven by a positive product mix due to increased sales of Victoza® and modern insulins. Further, non-recurring income from the divestment of NNIT A/S has affected operating profit positively. There has been a decrease in research and development costs reflecting the discontinuation of activities within inflammatory disorders in 2014.

The article '2015 performance and 2016 outlook' on p 6 includes Management's review of the results for the year.

107.9
DKK BILLION IN NET SALES (+22%)

49.4
DKK BILLION IN OPERATING PROFIT (+43%)

CURRENCY IMPACT ON GROWTH


Growth local currencies
Growth DKK
Share of growth regarding NNIT A/S divestment
%
50
40
30
20
10
0
2014
2015
2014
2015
Net sales
Operating profit

Currency fluctuations impact reported sales growth

Currency fluctuations have a direct impact on reported Net sales and reported Operating profit, though impact on Net profit is limited. In 2015, the currency impact on growth in Net sales and Operating profit is an increase of 13% point and 23% point respectively (2% point and 3% point decrease in 2014), compared with growth in local currencies. The impact of currency fluctuations in the key currencies (USD, JPY, CNY, GBP and CAD) is mitigated through hedging contracts, which are included in Financial income and expenses. Hence, reported Net profit is impacted only to a limited degree by key currency fluctuations.

However, hedging is not considered feasible for emerging-market currencies. Consequently, such currency fluctuations have a direct impact on both reported Net sales and Net profit.

Notes 4.2 and 4.3 include information on the foreign exchange risk and a sensitivity analysis for the key currencies.

2.1 NET SALES AND SALES DEDUCTIONS

Accounting policies

Revenue from goods sold is recognised when Novo Nordisk has transferred the significant risks and rewards to the buyer, the Group no longer has managerial involvement, and the amount of revenue can be measured reliably.

Sales are measured at the fair value of the consideration received or receivable. When sales are recognised, Novo Nordisk also records estimates for a variety of sales deductions, including product returns as well as rebates and discounts to government agencies, wholesalers, health insurance companies, managed healthcare organisations and retail customers. Sales deductions are recognised as a reduction of gross sales to arrive at net sales. Where contracts contain customer acceptance provisions, Novo Nordisk recognises sales when the acceptance criteria are satisfied.

Revenue recognition for new product launches is based on specific facts and circumstances relating to those products, including estimated demand and acceptance rates for well-established products with similar market characteristics. Where shipments of new products are made on a sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

Key accounting estimates – Sales deductions

Sales deductions are estimated and provided for at the time the related sales are recorded. These estimates of unsettled obligations require use of judgement, as all conditions are not known at the time of sale, for example total sales volume to a given customer. Provisions for sales rebates are adjusted to actual amounts as rebates and discounts are processed.

NOVO NORDISK ANNUAL REPORT 2015

64 | CONSOLIDATED FINANCIAL STATEMENTS

2.1 NET SALES AND SALES DEDUCTIONS (CONTINUED)

Sales discounts and sales rebates are predominantly issued in Region North America. In addition, political pressure to contain healthcare costs has led several other countries to impose significant price reductions on pharmaceutical products. As such, governments in countries in Region Europe have implemented concerted austerity measures, while government-mandated price cuts have been introduced in Region China, Japan and major countries in Region International Operations.

In the US, significant sales rebates are paid in connection with public healthcare insurance programmes, namely Medicare and Medicaid, as well as rebates to pharmacy benefit managers (PBMs) and managed healthcare plans.

Key customers in the US include private payers, PBMs and government payers. Increasingly, PBMs play a key role in negotiating price concessions with drug manufacturers on behalf of private payers for both the commercial and government channels, and determining the list of drugs covered in the Health Plan's formulary. Specifically, there are two primary drivers:

- Payer pressure to reduce the overall drug costs has resulted in greater focus on negotiating higher rebates from drug manufacturers. Private payers are increasingly keen to adopt narrow formularies that exclude certain drugs, while securing higher rebates from the preferred brand.
- Recent industry consolidation among private payers and PBMs has led to increasing pricing pressure for pharmaceutical companies.

US Managed Care and Medicare
For Managed Care and Medicare, rebates are offered to a number of PBMs and managed healthcare plans. These rebate programmes allow the customer to receive a rebate after attaining certain performance parameters relating to formulary status or pre-established market shares relative to competitors. Rebates are estimated according to the specific terms in each agreement, historical experience, anticipated channel mix, growth rates and market share information. Novo Nordisk adjusts the provision periodically to reflect actual sales performance.

US wholesaler charge-backs
Wholesaler charge-backs relate to contractual arrangements between Novo Nordisk and indirect customers in the US whereby products are sold at contract prices lower than the list price originally charged to wholesalers. A wholesaler charge-back represents the difference between the invoice price to the wholesaler and the indirect customer's contract price. Accruals are calculated for estimated charge-backs using a combination of factors such as historical experience, current wholesaler inventory levels, contract terms and the value of claims received but not yet processed. Wholesaler charge-backs are generally settled within 30 days of the liability being incurred.

US Medicaid
Medicaid is a government insurance programme, and Medicaid rebates have been calculated using a combination of historical experience, product and population growth, price increases, and the impact of contracting strategies. Further, the calculation involves interpretation of relevant regulations that are subject to changes in interpretative guidance from government authorities. Although provisions are made for Medicaid rebates at the time sales are recorded, the actual rebates related to the specific sale will typically be invoiced to Novo Nordisk 6–9 months later. Due to the time lag, the rebate adjustments to sales in any particular period may incorporate adjustments of provisions from prior periods.

Discounts, sales returns and other rebates
Other discounts are provided to wholesalers, hospitals, pharmacies etc, and are usually linked to sales volume or provided as cash discounts. Accruals are calculated based on historical data, and recorded as a reduction in gross sales at the time the related sales are recorded. Sales returns are related to damaged or expired products.

Arrangements with certain healthcare providers may require Novo Nordisk to make refunds to the healthcare providers if anticipated treatment outcomes do not meet predefined targets.

GROSS-TO-NET SALES RECONCILIATION

DKK million	2015	2014	2013
Gross sales	182,779	131,841	115,906
US Managed Care and Medicare	(33,235)	(17,522)	(12,504)
US wholesaler charge-backs	(22,030)	(12,858)	(10,126)
US Medicaid rebates	(9,838)	(5,578)	(3,851)
Other US discounts and sales returns	(4,685)	(2,972)	(2,063)
Non-US rebates, discounts and sales returns	(5,064)	(4,105)	(3,790)
Total gross-to-net sales adjustments	(74,852)	(43,035)	(32,334)
Net sales	**107,927**	88,806	83,572

Please refer to note 3.6 for further information on sales-related provisions.

NOVO NORDISK ANNUAL REPORT 2015

CONSOLIDATED FINANCIAL STATEMENTS | 65

2.2 SEGMENT INFORMATION

Accounting policies

Operating segments are reported in a manner consistent with the internal reporting provided to Executive Management and the Board of Directors.

We consider Executive Management to be the operating decision-making body as all significant decisions regarding business development and direction are taken in that forum.

Business segments

Novo Nordisk operates in two business segments based on therapies: Diabetes and obesity care and Biopharmaceuticals.

The Diabetes and obesity care business segment includes research, development, manufacturing and marketing of products within the areas of insulin, GLP-1 and related delivery systems, oral antidiabetic products (OAD) and obesity.

The Biopharmaceuticals business segment includes research, development, manufacturing and marketing of products within the areas of haemophilia, growth hormone therapy and hormone replacement therapy. In addition, costs in relation to inflammatory disorders were included in the Biopharmaceuticals business segment in 2014. Please refer to note 2.3.

Segment performance is evaluated on the basis of operating profit consistent with the Consolidated financial statements. Financial income and expenses and income taxes are managed at Group level and are not allocated to business segments. Further, non-recurring income from the partial divestment of NNIT A/S has not been allocated to segments.

There are no sales or other transactions between the business segments. Costs have been split between business segments according to a specific allocation with the addition of a minor number of corporate overhead costs allocated systematically between the segments. Other operating income has been allocated to the two segments based on the same principle. Segment assets comprise the assets that are applied directly to the activities of the segment, including intangible assets, property, plant and equipment, other financial assets, inventories, trade receivables, and other receivables and prepayments.

No operating segments have been aggregated to form the reported business segments.

BUSINESS SEGMENTS

DKK million	2015	2014	2013	2015	2014	2013	2015	2014	2013
Segment sales	Diabetes and obesity care			Biopharmaceuticals			Total		
New-generation insulin	1,438	658	143						
NovoRapid®/NovoLog®	20,720	17,449	16,848						
NovoMix®/NovoLog® Mix	11,144	9,871	9,759						
Levemir®	18,300	14,217	11,546						
Total modern insulin	50,164	41,537	38,153						
Human insulin	11,231	10,298	10,869						
Victoza®	18,027	13,426	11,633						
Other diabetes and obesity care	4,730	4,061	4,658						
Diabetes and obesity care total sales	85,590	69,980	65,456						
Haemophilia				10,647	9,304	9,266			
Norditropin® (human growth hormone)				7,820	6,506	6,114			
Other biopharmaceuticals				3,870	3,016	2,736			
Biopharmaceuticals total sales				22,337	18,826	18,116			
Segment key figures									
Total net sales	85,590	69,980	65,456	22,337	18,826	18,116	107,927	88,806	83,572
Change in DKK (%)	22.3%	6.9%	7.5%	18.6%	3.9%	5.7%	21.5%	6.3%	7.1%
Change in local currencies (%)	8.9%	8.8%	12.0%	6.3%	6.2%	11.5%	8.4%	8.3%	11.9%
Cost of goods sold	13,725	12,482	11,909	2,463	2,080	2,231	16,188	14,562	14,140
Sales and distribution costs	24,926	20,373	20,584	3,386	2,850	2,796	28,312	23,223	23,380
Research and development costs	10,475	9,318	7,786	3,133	4,444	3,947	13,608	13,762	11,733
Administrative costs	3,051	2,790	2,767	806	747	741	3,857	3,537	3,508
Other operating income, net	488	516	510	618	254	172	1,106	770	682
Income from partial divestment of NNIT A/S (not allocated to segments)	–	–	–	–	–	–	2,376	–	–
Operating profit	33,901	25,533	22,920	13,167	8,959	8,573	49,444	34,492	31,493
Operating margin	39.6%	36.5%	35.0%	58.9%	47.6%	47.3%	45.8%	38.8%	37.7%
Depreciation, amortisation and impairment losses expensed	2,514	2,438	2,209	445	997	590	2,959	3,435	2,799
Additions to Intangible assets and Property, plant and equipment	4,991	3,245	2,651	1,415	1,066	990	6,406	4,311	3,641
Assets allocated to business segments	46,444	40,748	36,436	11,759	10,914	10,525	58,203	51,662	46,961
Non-allocated assets[1]							33,596	25,400	23,376
Total assets							91,799	77,062	70,337

1. The part of total assets that remains unallocated to either of the two business segments includes Investment in associated company, Deferred income tax assets, Other financial assets, Tax receivables, Marketable securities, Derivative financial instruments and Cash at bank and on hand.

NOVO NORDISK ANNUAL REPORT 2015

66 | CONSOLIDATED FINANCIAL STATEMENTS

2.2 SEGMENT INFORMATION (CONTINUED)

Geographical areas

Novo Nordisk operates in five geographical regions:

- North America: the US and Canada
- Europe: the EU, EFTA, Albania, Bosnia-Hercegovina, Macedonia, Serbia, Montenegro and Kosovo
- Japan & Korea: Japan and South Korea
- Region China: China, Hong Kong and Taiwan
- International Operations: all other countries.

As of 1 January 2016, the geographical regions have been changed to align with management structure. As such, the US will become a separate region, and Canada will join Japan and South Korea to form Region Pacific, together with Australia and New Zealand (previously included in International Operations).

Sales are attributed to geographical regions according to the location of the customer. Allocation of property, plant and equipment, trade receivables, allowance for trade receivables and total assets is based on the location of the assets.

The country of domicile is Denmark, which is part of Region Europe. Denmark is immaterial to Novo Nordisk's activities in terms of geographical size and the operational business segments. More than 99.5% of total sales are realised outside Denmark.

Sales to external customers attributed to the US are collectively the most material to the Group. The US is the only country where sales contribute more than 10% of total sales, and sales to the US represent more than 90% of sales in Region North America.

GEOGRAPHICAL AREAS

DKK million	2015	2014	2013	2015	2014	2013
	North America			Europe		
Sales by business segment:						
NovoRapid® / NovoLog®	12,576	10,191	9,953	4,239	3,999	3,819
NovoMix® / NovoLog® Mix	2,837	2,483	2,694	2,181	2,317	2,450
Levemir®	13,295	9,386	6,823	2,929	2,939	2,909
Modern insulins (insulin analogues)	28,708	22,060	19,470	9,349	9,255	9,178
Human insulins	2,094	1,997	1,976	2,014	2,222	2,427
Victoza®	13,014	9,046	7,537	3,394	3,130	2,896
Other diabetes and obesity care	1,442	846	1,590	1,225	1,009	885
Diabetes and obesity care total	45,258	33,949	30,573	15,982	15,616	15,386
Haemophilia	5,208	4,449	4,467	2,405	2,189	2,296
Norditropin® (human growth hormone)	3,626	2,750	2,273	1,675	1,654	1,729
Other biopharmaceuticals	2,765	1,975	1,711	736	691	652
Biopharmaceuticals total	11,599	9,174	8,451	4,816	4,534	4,677
Total sales by business and geographical segment	**56,857**	43,123	39,024	**20,798**	20,150	20,063
Underlying sales growth in local currencies[1]	10.7%	10.8%	17.8%	1.6%	0.2%	2.5%
Currency effect (local currency impact)	21.1%	(0.3%)	(3.8%)	1.6%	0.2%	(0.7%)
Total sales growth as reported	**31.8%**	10.5%	14.0%	**3.2%**	0.4%	1.8%
Property, plant and equipment	3,050	2,215	1,571	19,097	17,411	16,801
Trade receivables	6,618	4,359	3,076	3,856	3,866	3,779
Allowance for doubtful trade receivables	(25)	(20)	(20)	(139)	(194)	(245)
Total assets	12,854	9,131	7,057	65,241	54,526	51,205

1. Additional non-IFRS measure; please refer to p 94 for definition.

SALES BY BUSINESS SEGMENT



Diabetes and obesity care
Haemophilia
Human growth hormone
Other Biopharmaceuticals
4%
7%
10%
79%

GROWTH ANALYSIS

Local currencies	Growth	Share of growth
New generation insulin	109%	10%
Modern insulin	7%	41%
Human insulin	(1%)	(1%)
Victoza®	18%	32%
Other diabetes and obesity care	5%	3%
Diabetes and obesity care	9%	85%
Haemophilia	3%	3%
Human growth hormone	8%	7%
Other biopharmaceuticals	13%	5%
Biopharmaceuticals	6%	15%
Total sales	**8%**	**100%**

NOVO NORDISK ANNUAL REPORT 2015

CONSOLIDATED FINANCIAL STATEMENTS | 67

In 2015, Novo Nordisk had three major wholesalers distributing products representing respectively 21%, 12% and 11% of total net sales (18%, 10% and 11% in 2014 and 16%, 11% and 9% in 2013). Net sales to the first two wholesalers are within both diabetes and biopharmaceuticals, whereas the third is only within diabetes.

Net sales will be impacted by exchange rate fluctuations, whereas Financial income and Financial expenses will be impacted by the corresponding results of hedging activities. Please refer to notes 4.2, 4.3 and 4.9 for more details on hedging.

For patent expiry in key markets by product, please refer to note 2.5 to the Consolidated social statement.

2015	2014	2013	**2015**	2014	2013	**2015**	2014	2013
International Operations			Region China			Japan & Korea		
2,151	1,802	1,639	866	618	486	888	839	951
2,458	2,077	1,875	3,036	2,338	1,951	632	656	789
1,473	1,344	1,290	410	334	236	193	214	288
6,082	5,223	4,804	4,312	3,290	2,673	1,713	1,709	2,028
3,262	2,660	2,954	3,537	3,051	3,022	324	368	490
937	799	741	213	171	128	469	280	331
1,058	820	692	1,594	1,388	1,163	849	656	471
11,339	9,502	9,191	9,656	7,900	6,986	3,355	3,013	3,320
2,196	1,893	1,716	195	171	158	643	602	629
1,165	900	853	15	13	13	1,339	1,189	1,246
266	245	247	5	4	4	98	101	122
3,627	3,038	2,816	215	188	175	2,080	1,892	1,997
14,966	12,540	12,007	**9,871**	8,088	7,161	**5,435**	4,905	5,317
15.4%	14.4%	17.0%	4.1%	13.3%	12.7%	5.3%	(0.8%)	(0.1%)
4.0%	(10.0%)	(8.6%)	17.9%	(0.4%)	(0.8%)	5.5%	(6.9%)	(19.5%)
19.4%	4.4%	8.4%	**22.0%**	12.9%	11.9%	**10.8%**	(7.7%)	(19.6%)
953	1,145	1,292	2,291	2,230	2,078	154	135	140
3,015	2,978	2,196	1,532	1,538	1,587	464	300	269
(997)	(776)	(716)	0	0	0	(5)	(5)	(8)
6,765	6,821	5,945	5,594	5,629	5,108	1,345	955	1,022

SALES BY GEOGRAPHICAL AREA


North America
Europe
International Operations
Region China
Japan & Korea
5%
9%
14%
53%
19%

GROWTH ANALYSIS

Local currencies	Growth	Share of growth
North America	11%	62%
Europe	2%	4%
International Operations	15%	26%
Region China	4%	4%
Japan & Korea	5%	4%
Total sales	**8%**	**100%**

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68 | CONSOLIDATED FINANCIAL STATEMENTS

2.3 RESEARCH AND DEVELOPMENT COSTS

Accounting policies

Novo Nordisk's research and development is focused on therapeutic proteins within insulins for diabetes treatment, GLP-1, blood clotting factors and human growth hormone. The research activities utilise biotechnological methods based on genetic engineering, advanced protein chemistry and protein engineering. These methods have played a key role in the development of the production technology used to manufacture insulin, GLP-1, recombinant blood clotting factors, human growth hormone and glucagon.

In line with industry practice, Novo Nordisk expenses all internal research costs. Internal development costs are also expensed as incurred as these do not qualify for capitalisation as intangible assets until marketing approval by a regulatory authority is obtained or highly probable, due to regulatory and other uncertainties inherent in the development of new products.

Research and development activities are carried out by Novo Nordisk's research and development centres, mainly in Denmark, the US and China, while research and development trials are carried out all over the world. Without establishing joint ventures or operations, Novo Nordisk also enters into partnership agreements to a limited extent, primarily in terms of development and licence agreements.

Research and development costs primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research centres, and amortisation, depreciation and impairment losses related to intangible assets and property, plant and equipment used in the research and development activities.

A very limited part of the research and development activities is recognised outside Research and development costs:

- Up-front payments and milestones paid to partnerships prior to or upon regulatory approval are capitalised as intangible assets and amortised as Cost of goods sold over the useful life
- Royalty expenses paid to partnerships after regulatory approval are expensed as Cost of goods sold
- Royalty income received from partnerships is recognised as part of Other operating income, net
- Contractual research and development obligations to be paid in the future are disclosed separately as Commitments in note 5.3.

RESEARCH AND DEVELOPMENT COSTS

DKK million	2015	2014	2013
Internal and external research and development costs	7,352	7,646	6,587
Employee costs (note 2.4)	5,584	5,200	4,680
Amortisation and impairment losses, intangible assets (note 3.1)	247	425	126
Depreciation and impairment losses, property, plant and equipment (note 3.2)	425	491	340
Total research and development costs	**13,608**	13,762	11,733
As percentage of sales	12.6%	15.5%	14.0%

For a review of development in research and development costs, refer to p 7 and p 10, '2015 performance and 2016 outlook'.

BY BUSINESS SEGMENT (NOTE 2.2)

DKK million	2015	2014	2013
Diabetes and obesity care	10,475	9,318	7,786
Biopharmaceuticals	3,133	4,444	3,947
Total	**13,608**	13,762	11,733

HISTORICAL RATIO OF RESEARCH AND DEVELOPMENT COSTS 2015


Research
Development
DIABETES AND OBESITY CARE
20–30%
70–80%
BIOPHARMACEUTICALS
25–35%
65–75%

In total, research comprises 20–30% and development 70–80% of research and development costs.

The split between research and development will fluctuate in individual years depending on the composition of the clinical development portfolio.

Research costs include the costs of the very early stages of the drug development cycle from the initial drug discovery to the first administration of the drug to humans. The activities initially focus on identifying a single drug candidate with a profile that will support a decision to initiate development activities. Before selection of the final drug candidate, it is tested in animals to gather efficacy, toxicity and pharmacokinetic information.

Development costs are incurred from the start of phase 1, when the drug is administered to humans for the first time, ie projects captured in the pipeline overview on p 20. The final product is being developed, and subsequent clinical trials (phase 2 and 3) are conducted to further test the drug in humans, using the results from these trials to attempt to obtain marketing authorisation, permitting Novo Nordisk to market and sell the developed products.

ACTIVITIES WITHIN INFLAMMATORY DISORDERS

In September 2014, Management decided to discontinue all research and development activities within inflammatory disorders. This was a strategic decision and as such not based on safety concerns.

In total, a cost of DKK 600 million was recorded as part of research and development costs in 2014 and negatively impacted operating profit in 2014 in the Biopharmaceuticals business segment.

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2.4 EMPLOYEE COSTS

Accounting policies

Wages, salaries, social security contributions, annual leave and sick leave, bonuses and non-monetary benefits are recognised in the year in which the associated services are rendered by employees of Novo Nordisk. Where Novo Nordisk provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

EMPLOYEE COSTS

DKK million	2015	2014	2013
Wages and salaries	23,289	21,306	19,077
Share-based payment costs (note 5.1)	442	371	409
Pensions – defined contribution plans	1,715	1,607	1,428
Pensions – defined benefit plans (note 3.5)	154	142	113
Other social security contributions	1,783	1,617	1,489
Other employee costs	2,117	1,944	1,891
Total employee costs for the year	29,500	26,987	24,407
Employee costs included in intangible assets and property, plant and equipment[1]	(957)	(866)	(772)
Change in employee costs included in inventories	(191)	(206)	(29)
Total employee costs in the Income statement	**28,352**	25,915	23,606
Included in the Income statement:			
Cost of goods sold	7,239	6,224	5,160
Sales and distribution costs	12,231	10,334	9,831
Research and development costs	5,584	5,200	4,680
Administrative costs	2,658	2,426	2,250
Other operating income, net	640	1,731	1,685
Total employee costs in the Income statement	**28,352**	25,915	23,606

1. This reflects annual gross employee costs included in intangible assets and property, plant and equipment that will subsequently be included in depreciation and impairment losses.

	2015	2014	2013
Average number of full-time employees[2]	40,342	40,164	36,144
Year-end number of full-time employees[2]	40,638	40,957	37,978

2. Full-time equivalent employees in 2014 in NNIT A/S was approximately 2,400.

REMUNERATION TO EXECUTIVE MANAGEMENT AND BOARD OF DIRECTORS

Effective 30 April 2015, Novo Nordisk's Executive Management was expanded to include four new members. Remuneration to the new members has been included from 30 April 2015.

DKK million	2015	2014	2013
Salary and cash bonus	89	71	58
Pension	22	18	15
Benefits[4]	7	2	2
Share-based incentive	44	27	21
Severance payments[1,4]	73	32	–
Executive Management in total[1,2,3]	**235**	150	96
Fee to Board of Directors	12	9	9
Total	**247**	159	105

1. Please refer to note 5.1 and 'Remuneration', pp 49–51, for further information.
2. EVP Kåre Schulz left Novo Nordisk as of 30 April 2015. The 2015 remuneration for Kåre Schultz is included in the above table together with severance payments of DKK 72.7 million. In November 2014 EVP Lise Kingo decided to leave Novo Nordisk. The 2014 remuneration for Lise Kingo is included in the above table together with severance payments of DKK 32.2 million.
3. Total remuneration for registered members of Executive Management amounts to DKK 108 million.
4. Benefits is included in Other employee costs and severance payments is included in wages and salaries in the table to the left.

2.5 OTHER OPERATING INCOME, NET

Accounting policies

Other operating income (net) comprises licence income and income of a secondary nature in relation to the main activities of Novo Nordisk. Licence income is recognised on an accrual basis in accordance with the terms and substance of the relevant agreement. Net profit, not related to Novo Nordisk, from the wholly owned subsidiary NNE Pharmaplan A/S is recognised as Other operating income. Other operating income also includes income from sale of intellectual property rights.

Divested subsidiaries are recognised in the consolidated income statement until the time when control is lost. Net gain or loss on divestments is determined as the difference between the sales proceeds and the carrying amount of net assets.

FINANCIAL IMPACT OF PARTIAL DIVESTMENT OF NNIT A/S

As a result of the Initial Public Offering of NNIT A/S on 6 March 2015, Novo Nordisk A/S disposed of 74.5% of the 100% interest held in the company.

DKK million	2015
Sales proceeds from partial divestment	2,328
Non-current assets	(431)
Current assets	(836)
Non-current liabilities	67
Current liabilities	601
Retained 25.5% investment in NNIT A/S	153
Fair value revaluation of retained investment	644
Non-recurring income from divestment of 74.5% of NNIT A/S	**2,526**
Costs related to the divestment	(150)
Net gain recognised in the Income statement as part of 'Other operating income, net'	**2,376**
Sales proceeds from partial divestment	2,328
Cash balance disposed	(25)
Consideration received recognised in the Cash flow statement	**2,303**

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70 | CONSOLIDATED FINANCIAL STATEMENTS

2.6 INCOME TAXES AND DEFERRED INCOME TAXES

INCOME TAXES

Accounting policies

The tax expense for the period comprises current and deferred tax and interest on tax cases ongoing or settled during the year, including adjustments to previous years and changes in provision for uncertain tax positions. Tax is recognised in the Income statement, except to the extent that it relates to items recognised in Equity or in Other comprehensive income.

Ongoing tax disputes, primarily related to transfer pricing cases, are included individually as part of deferred tax assets, tax receivables and tax payables.

Key accounting estimate – Income taxes

Novo Nordisk is subject to income taxes around the world. Significant judgement is required in determining the worldwide accrual for income taxes, deferred income tax assets and liabilities, and provision for uncertain tax positions. Novo Nordisk recognises deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. Management has considered future taxable income in assessing whether deferred income tax assets should be recognised. In the course of conducting business globally, transfer pricing disputes with tax authorities may occur, and Management judgement is applied to assess the possible outcome of such disputes. The most probable outcome is used as the measurement method, and Novo Nordisk believes that the provision made for uncertain tax positions not yet settled with local tax authorities is adequate. However, the actual obligation may deviate and is dependent on the result of litigations and settlements with the relevant tax authorities.

INCOME TAXES EXPENSED

DKK million	2015	2014	2013
Current tax on profit for the year	9,648	8,562	8,540
Deferred tax on profit for the year	(1,130)	(748)	(682)
Tax on profit for the year	8,518	7,814	7,858
Adjustments recognised for current tax of prior periods	3	(313)	(74)
Adjustments recognised for deferred tax of prior periods	102	114	(429)
Income taxes in the Income statement	**8,623**	7,615	7,355
Tax on other comprehensive income for the year, (income)/expense	87	(977)	211

Adjustments recognised for prior periods include adjustments caused by events that occurred in the current year related to current and deferred tax of prior periods. Such adjustments predominantly arise from tax payments regarding tax disputes related to transfer pricing and reversal of associated tax liability recognised in prior periods.

Tax on other comprehensive income for the year relates to tax on deferred (gains)/losses on cash flow hedges and internal profit in inventories. This loss is offset by currency adjustment of DKK 99 million in 2014 recognised as current tax in Other comprehensive income in 2015.

DKK million	2015	2014	2013
Computation of effective tax rate:			
Statutory corporate income tax rate in Denmark	23.5%	24.5%	25.0%
Deviation in foreign subsidiaries' tax rates compared with the Danish tax rate (net)	(2.9%)	(1.9%)	(2.0%)
Non-taxable income from partial divestment of NNIT A/S	(1.3%)	–	–
Non-taxable income less non-tax-deductible expenses (net)	0.1%	(0.0%)	(0.0%)
Effect on deferred tax related to change in the Danish corporate tax rate	–	–	(0.3%)
Other	0.4%	(0.3%)	(0.1%)
Effective tax rate	**19.8%**	22.3%	22.6%
Computation of effective tax amount:			
Corporate income tax at tax rate in Denmark	10,218	8,354	8,135
Impact from deviation in foreign subsidiaries' tax rates compared with the Danish tax rate (net)	(1,240)	(623)	(636)
Non-taxable income from partial divestment of NNIT A/S	(558)	–	–
Non-taxable income less non-tax-deductible expenses (net)	6	(12)	(8)
Effect on deferred tax related to change in the Danish corporate tax rate	–	–	(99)
Other	197	(104)	(37)
Effective tax amount	**8,623**	7,615	7,355

The impact of the deviation in foreign subsidiaries' tax rates compared with the Danish tax rate is mainly driven by Swiss and US business activities.

INCOME TAXES PAID

DKK million	2015	2014	2013
Income taxes paid in Denmark	5,469	4,936	7,363
Income taxes paid outside Denmark	3,905	2,971	2,444
Total income taxes paid	**9,374**	7,907	9,807

The income taxes paid in Denmark in 2013 include adjustments arising from ongoing tax disputes primarily related to transfer pricing from prior periods.

DEFERRED INCOME TAXES

Accounting policies

Deferred income taxes arise from temporary differences between the accounting and taxable values of the individual consolidated companies and from realisable tax loss carry-forwards using the liability method. The tax value of tax loss carry-forwards is included in deferred tax assets to the extent that the tax losses and other tax assets are expected to be utilised in future taxable income. The deferred income taxes are measured according to current tax rules and at the tax rates expected to be in force on elimination of the temporary differences. In general, the Danish tax rules related to company distributions provide exemption from tax for most repatriated profits. No provision is made for income taxes that would be payable on the distribution of unremitted earnings unless a concrete distribution of earnings is planned. The potential withholding tax amounts to DKK 288 million for 2015 (DKK 212 million in 2014).

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CONSOLIDATED FINANCIAL STATEMENTS | 71

2.6 INCOME AND DEFERRED INCOME TAXES (CONTINUED)

DEVELOPMENT IN DEFERRED INCOME TAX ASSETS AND LIABILITIES

DKK million	Property, plant and equipment	Intangible assets	Inventories	Provisions and accrued expenses	Other, including tax loss carry-forwards	Offset within countries	Total
2015							
Net deferred tax asset/(liability) at 1 January	(715)	15	2,668	2,053	1,371	–	5,392
Income/(charge) to the Income statement	(18)	(368)	689	362	363		1,028
Income/(charge) to Other comprehensive income	–	–	236	8	(331)		(87)
Tax credit related to restricted stock units[1]	–	–	–	–	356		356
Exchange rate adjustment	(32)	16	–	136	(9)		111
Net deferred tax asset/(liability) at 31 December	(765)	(337)	3,593	2,559	1,750	–	6,800
Classified as follows:							
Deferred tax asset at 31 December	219	186	4,650	2,566	1,897	(2,712)	6,806
Deferred tax liability at 31 December	(984)	(523)	(1,057)	(7)	(147)	2,712	(6)

1. In addition, DKK 10 million is recorded related to current tax on restricted stock units charged to equity.

DKK million	Property, plant and equipment	Intangible assets	Inventories	Provisions and accrued expenses	Other, including tax loss carry-forwards	Offset within countries	Total
2014							
Net deferred tax asset/(liability) at 1 January	(853)	64	1,761	1,656	931	–	3,559
Income/(charge) to the Income statement	163	(57)	733	168	(373)		634
Income/(charge) to Other comprehensive income	–	–	174	69	833		1,076
Tax credit related to restricted stock units	–	–	–	–	–		–
Exchange rate adjustment	(25)	8	–	160	(20)		123
Net deferred tax asset/(liability) at 31 December	(715)	15	2,668	2,053	1,371	–	5,392
Classified as follows:							
Deferred tax asset at 31 December	229	286	3,665	2,057	1,435	(2,273)	5,399
Deferred tax liability at 31 December	(944)	(271)	(997)	(4)	(64)	2,273	(7)

SPECIFICATION OF TAX LOSS CARRY-FORWARDS AT 31 DECEMBER

DKK million	2015	2014
Recognised deferred tax loss carry-forwards	34	32
Unrecognised tax loss carry-forwards	243	215
Classified as follows:		
Expiry within one year	0	0
Expiry within two to five years	7	8
Expiry after more than five years	236	207

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72 | CONSOLIDATED FINANCIAL STATEMENTS

SECTION 3 OPERATING ASSETS AND LIABILITIES

Basis of preparation | Results for the year | Operating assets and liabilities | Capital structure and financing items | Other disclosures

This section presents details on the operating assets that form the basis for the activities of Novo Nordisk, and related liabilities. These net assets impact Novo Nordisk's long-term target for 'Operating profit after tax to net operating assets (OPAT/NOA)'.

For 2015, OPAT/NOA amounts to 148.7%, representing an increase of more than 70 percentage points over the last five years and reflecting the growth in Operating profit after tax generated on a stable base of net operating assets.

This is driven by Novo Nordisk's organic growth strategy with limited acquisition of intangible assets or businesses in general. It also reflects the fact that, in line with industry practice, Novo Nordisk does not capitalise internal development costs.

The overall approach to managing operating assets is to retain assets for research, development and production activities under the company's own control, and generally to lease non-core assets related to administration and distribution. This is a key factor in maintaining high quality in the company's products. Furthermore, being able at all times to deliver products to customers is a key priority; consequently the total production capacity reflects this priority, and the inventory level includes a level of safety stock.

IMPACT OF US REBATES

A significant factor in net operating assets also relates to the movement in the provision for sales rebates in the US, presented as provisions under current liabilities in the Balance sheet. The movement in 2015 reflects growth in US sales, national expansion of the Medicaid programme and changes in product and rebate programme mix. This is countered by the effect of faster collection from pharmacy benefit managers and authorities. The increase in inventory level partly reflects additional safety stock and new products. Trade receivables and fixed assets have developed in line with net sales.

149%

OPERATING PROFIT AFTER TAX TO NET OPERATING ASSETS

MAIN MOVEMENTS IN NET OPERATING ASSETS


Net operating assets
Fixed assets
Inventories
Receivables
Provisions and liabilities
DKK billion
40
30
20
10
0
2014
2015

3.1 INTANGIBLE ASSETS

Accounting policies

Patents and licences, including acquired patents and licences for in-process research and development projects, are carried at historical cost less accumulated amortisation and any impairment loss. Amortisation is based on the straight-line method over the estimated useful life, which is the shorter of the legal duration and the economic useful life, not exceeding 10 years. The amortisation of patents and licences begins after regulatory approval has been obtained.

Internal development of computer software and other directly attributable development costs related to major IT projects for internal use are recognised as intangible assets if the recognition criteria are met, ie a significant business system where the expenditure leads to the creation of a durable asset. Amortisation is based on the straight-line method over the estimated useful life of 3–10 years. The amortisation begins when the asset is in the location and condition necessary for it to be capable of operating in the manner intended by Management.

Research and development projects
Internal research costs are fully charged to the consolidated income statement in the period in which they are incurred, consistent with industry practice; please refer to note 2.3.

For acquired in-process research and development projects, the probability effect is reflected in the cost of the asset, and the probability recognition criteria are therefore always considered satisfied. As the cost of acquired in-process research and development projects can often be measured reliably, these projects fulfil the capitalisation criteria as intangible assets on acquisition. However, further internal development costs subsequent to acquisition are treated in the same way as other internal development costs.

Impairment of assets
Intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation but are tested annually for impairment, irrespective of whether there is any indication that they may be impaired.

Assets that are subject to amortisation, such as intangible assets in use or with definite useful life, and other non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors considered material that could trigger an impairment test include the following:

- Development of a competing drug
- Changes in the legal framework covering patents, rights and licences
- Advances in medicine and/or technology that affect the medical treatments
- Lower-than-predicted sales
- Adverse impact on reputation and/or brand names
- Changes in the economic lives of similar assets
- Relationship with other intangible assets or property, plant and equipment
- Changes or anticipated changes in participation rates or reimbursement policies.

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3.1 INTANGIBLE ASSETS (CONTINUED)

If the carrying amount of intangible assets exceeds the recoverable amount based on the existence of one or more of the above indicators of impairment, any impairment is measured based on discounted projected cash flows. Impairments are reviewed at each reporting date for possible reversal.

INTANGIBLE ASSETS

DKK million	2015	2014
Patents and licences	1,139	454
In-process and developed software	1,019	924
Total	2,158	1,378

In 2015, an impairment loss of DKK 243 million (DKK 423 million in 2014) related to patents and licences was recognised.

Intangible assets not yet in use amount to DKK 1,261 million (DKK 656 million in 2014), primarily patents and licences in relation to research and development projects. Impairment tests in 2015 and 2014 of patents and licences not yet in use are based on Management's projections and anticipated net present value of estimated future cash flows from marketable products. Management has used a pre-tax discount rate (WACC) of 8% based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values used are based on the expected life of products, forecasted life cycle and cash flow over that period, and the useful life of the underlying assets.

AMORTISATION AND IMPAIRMENT LOSSES

DKK million	2015	2014
Cost of goods sold	127	105
Sales and distribution costs	11	28
Research and development costs	247	425
Other operating income, net	7	8
Total amortisation and impairment losses	392	566

For further information regarding 2014 impairment of inflammation projects, please refer to note 2.3.

3.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policies

Property, plant and equipment is measured at historical cost less accumulated depreciation and any impairment loss. The cost of self-constructed assets includes costs directly and indirectly attributable to the construction of the assets. Subsequent cost is included in the asset's carrying amount or recognised as a separate asset only when it is probable that future economic benefits associated with the item will flow to Novo Nordisk and the cost of the item can be measured reliably. In general, construction of major investments is self-financed and thus no interest on loans is capitalised as part of the cost. Depreciation is based on the straight-line method over the estimated useful lives of the assets:

- Buildings: 12–50 years
- Plant and machinery: 5–16 years
- Other equipment: 3–10 years
- Land: not depreciated.

The depreciation commences when the asset is available for use, ie when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management.

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. If the asset's carrying amount is higher than its estimated recoverable amount, it is written down to the recoverable amount; please refer to note 3.1 for a description of impairment of assets. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the Income statement.

Plant and equipment with no alternative use developed as part of a research and development project is expensed. However, plant and equipment with an alternative use or used for general research and development purposes is capitalised and depreciated over its estimated useful life as research and development costs.

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74 | CONSOLIDATED FINANCIAL STATEMENTS

3.2 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

DKK million	Land and buildings	Plant and machinery	Other equipment	Assets in course of construction	Total
2015					
Cost at the beginning of the year	17,391	20,410	3,882	5,801	47,484
Additions during the year	334	456	222	4,212	5,224
Disposals during the year	(159)	(366)	(228)	–	(753)
Disposals related to partial divestment of NNIT A/S	(188)	(2)	(657)	–	(847)
Transfer from/(to) other items	658	1,565	264	(2,487)	0
Effect of exchange rate adjustment	(33)	(28)	33	90	62
Cost at the end of the year	18,003	22,035	3,516	7,616	51,170
Depreciation and impairment losses at the beginning of the year	6,933	14,910	2,505	–	24,348
Depreciation for the year	761	1,381	328	–	2,470
Impairment losses for the year	8	65	24	–	97
Depreciation and impairment losses reversed on disposals during the year	(140)	(332)	(215)	–	(687)
Depreciation reversed related to partial divestment of NNIT A/S	(61)	(2)	(387)	–	(450)
Effect of exchange rate adjustment	(53)	(122)	22	–	(153)
Depreciation and impairment losses at the end of the year	7,448	15,900	2,277	–	25,625
Carrying amount at the end of the year	10,555	6,135	1,239	7,616	**25,545**
2014					
Cost at the beginning of the year	16,184	18,964	3,457	5,432	44,037
Additions during the year	234	459	384	2,913	3,990
Disposals during the year	(392)	(324)	(279)	–	(995)
Transfer from/(to) other items	1,156	1,168	250	(2,574)	0
Effect of exchange rate adjustment	209	143	70	30	452
Cost at the end of the year	17,391	20,410	3,882	5,801	47,484
Depreciation and impairment losses at the beginning of the year	6,267	13,614	2,274	–	22,155
Depreciation for the year	855	1,436	362	–	2,653
Impairment losses for the year	94	42	80	–	216
Depreciation and impairment losses reversed on disposals during the year	(297)	(265)	(260)	–	(822)
Effect of exchange rate adjustment	14	83	49	–	146
Depreciation and impairment losses at the end of the year	6,933	14,910	2,505	–	24,348
Carrying amount at the end of the year	10,458	5,500	1,377	5,801	23,136

DEPRECIATION AND IMPAIRMENT LOSSES

DKK million	**2015**	2014
Cost of goods sold	2,008	2,141
Sales and distribution costs	54	36
Research and development costs	425	491
Administrative costs	53	83
Other operating income, net	27	118
Total depreciation and impairment losses	**2,567**	2,869

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3.3 INVENTORIES

Accounting policies

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables and labour as well as indirect production costs. Production costs for work in progress and finished goods include indirect production costs such as employee costs, depreciation, maintenance etc.

If the expected sales price less completion costs to execute sales (net realisable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Inventory manufactured prior to regulatory approval (pre-launch inventory) is capitalised but immediately provided for, until there is a high probability of regulatory approval of the product. Before that point, a provision is made against the carrying amount of inventory to its recoverable amount and recorded as research and development costs. At the point when a high probability of regulatory approval is obtained, the provision recorded is reversed, up to no more than the original cost.

Key accounting estimate – Indirect production costs

Indirect production costs account for 50% of the net inventory value, reflecting a lengthy production process compared with low direct raw material cost. The production of both diabetes and obesity care and Biopharmaceutical products is highly complex from fermentation to purification and formulation, including quality control of all production processes. Furthermore, the process is very sensitive to manufacturing conditions. These factors all influence the parameters for capitalisation of indirect production costs in Novo Nordisk and full cost of the products. Indirect production costs are measured using a standard cost method, which is reviewed regularly to ensure relevant measures of capacity utilisation, production lead time, cost base and other relevant factors, hence inventory is valued at actual cost. When calculating total inventory, Management must make certain judgements about cost of production, standard cost variances and idle capacity in estimating indirect production costs for capitalisation. Changes in the parameters for calculation of indirect production costs could have an impact on the gross margin and the overall valuation of inventories.

INVENTORIES

DKK million	2015	2014
Raw materials	2,020	1,723
Work in progress	8,549	7,539
Finished goods	3,608	3,260
Total inventories (gross)	14,177	12,522
Inventory write-downs at year-end	1,419	1,165
Total inventories (net)	**12,758**	11,357
Indirect production costs included in work in progress and finished goods	6,436	5,759
Share of total inventories (net)	50%	51%

MOVEMENTS IN INVENTORY WRITE-DOWNS

DKK million	2015	2014
Inventory write-downs at the beginning of the year	1,165	960
Inventory write-downs during the year	698	467
Utilisation of inventory write-downs	(192)	(123)
Reversal of inventory write-downs	(252)	(139)
Inventory write-downs at the end of the year	**1,419**	1,165

There is no inventory carried at net realisable value at 31 December for either 2014 or 2015, except for the fully impaired inventory disclosed in the table.

3.4 TRADE RECEIVABLES

Accounting policies

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for doubtful trade receivables.

The allowance is deducted from the carrying amount of Trade receivables and the amount of the loss is recognised in the Income statement under Sales and distribution costs. Subsequent recoveries of amounts previously written off are credited against Sales and distribution costs.

Key accounting estimate – Allowance for doubtful trade receivables

The customer base of Novo Nordisk comprises government agencies, wholesalers, retail pharmacies, managed care and other customers. Management makes allowance for doubtful trade receivables in anticipation of estimated losses resulting from the subsequent inability of customers to make required payments. If the financial circumstances of customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required in future periods. When evaluating the adequacy of the allowance for doubtful trade receivables, Management analyses trade receivables and examines historical bad debt, customer concentrations, customer creditworthiness and payment history, current economic trends and changes in customer payment terms. Please refer to note 4.2 for a general description of credit risk.

As a result of the significant sales to countries within Region International Operations, and the fact that many of these countries have low credit ratings, the relative impact of countries within Region International Operations on the allowance for doubtful trade receivables is increasing. The political climate in Russia and Argentina is impacted by instability and sharp currency depreciation. Novo Nordisk is monitoring developments closely. Payment history as well as current economic conditions and indicators are taken into account in the valuation of trade receivables.

Please refer to note 2.2 for a geographical split of trade receivables and allowance for doubtful trade receivables.

TRADE RECEIVABLES

DKK million	2015	2014
Trade receivables (gross)	16,651	14,036
Allowance for doubtful trade receivables	1,166	995
Trade receivables (net)	**15,485**	13,041
Trade receivables (net) equals a credit period of 52 days (54 days in 2014).		
Age analysis of trade receivables		
Non-impaired trade receivables		
– Not yet due	14,605	12,664
– Overdue by between 1 and 179 days	880	337
– Overdue by between 180 and 360 days	0	40
Trade receivables with credit risk exposure	15,485	13,041

MOVEMENTS IN ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES

DKK million	2015	2014
Carrying amount at the beginning of the year	995	989
Confirmed losses	(28)	(13)
Reversal of allowance for confirmed losses	(26)	(11)
Allowance for possible losses during the year	257	57
Effect of exchange rate adjustment	(32)	(27)
Allowance at the end of the year	**1,166**	995

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3.5 RETIREMENT BENEFIT OBLIGATIONS

Accounting policies

Novo Nordisk operates a number of defined contribution plans throughout the world. Novo Nordisk's contributions to the defined contribution plans are charged to the Income statement in the year to which they relate. In a few countries, Novo Nordisk still operates defined benefit plans. The defined benefit plans for Germany cover all employees employed before November 2003. Obligations relating to employees employed after 2003 are covered by a defined contribution plan. In Switzerland the employee pension scheme is set up as a combined defined benefit and defined contribution plan, and is mandatory. The plan in Japan covers all employees and is set up as a combined defined benefit and defined contribution plan. The plan in the US is structured as a post-retirement healthcare plan covering all employees. From 2012 this plan was changed into a defined contribution plan covering all US employees.

The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the valuation dates and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits and projected rates of remuneration growth. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to Other comprehensive income in the period in which they arise. Past service costs are recognised immediately in the Income statement.

Pension plan assets are only recognised to the extent that Novo Nordisk is able to derive future economic benefits such as refunds from the plan or reductions of future contributions. Novo Nordisk manages the allocation and investment of pension plan assets with the purpose of meeting the long-term objectives. The main objectives are to meet present and future benefit obligations, provide sufficient liquidity to meet such payment requirements and provide a total return that maximises the ratio of the plan assets to the plan liabilities by maximising return on the assets at an appropriate level of risk.

The Group's defined benefit plans are pension plans and medical plans and are usually funded by payments from Group companies and by employees to funds independent of Novo Nordisk. Where a plan is unfunded, a liability for the retirement benefit obligation is recognised in the Balance sheet. Costs recognised for retirement benefits are included in Cost of goods sold, Sales and distribution costs, Research and development costs, and Administrative costs.

The net obligation recognised in the Balance sheet is reported as non-current liabilities.

RETIREMENT BENEFIT OBLIGATIONS

DKK million	Germany	Switzerland	Japan	US	Other	2015 Total	2014 Total
At the beginning of the year	710	246	318	381	320	1,975	1,544
Current service costs	28	31	31	26	32	148	121
Past service costs and settlements	–	(11)	–	–	(35)	(46)	(2)
Interest costs	18	4	3	15	7	47	49
Remeasurement (gains)/losses[1]	10	39	1	(24)	18	44	250
Plan participant contributions etc	–	11	–	–	14	25	15
Benefits paid to employees	(5)	(4)	(17)	(9)	1	(34)	(41)
Exchange rate adjustment	2	28	34	44	1	109	39
At the end of the year	763	344	370	433	358	**2,268[2]**	1,975[2]

FAIR VALUE OF PLAN ASSETS

DKK million	Germany	Switzerland	Japan	US	Other	2015 Total	2014 Total
At the beginning of the year	441	169	250	–	84	944	856
Interest income	12	3	2	–	3	20	24
Settlements	–	–	–	–	(22)	(22)	–
Remeasurement gains/(losses)	1	–	6	–	–	7	3
Employer contributions	22	24	28	9	13	96	85
Plan participant contributions etc	–	11	–	–	11	22	17
Benefits paid to employees	(5)	(4)	(17)	(9)	1	(34)	(41)
Exchange rate adjustment	1	20	27	–	1	49	–
At the end of the year	472	223	296	–	91	**1,082**	944
Net retirement benefit obligations at the end of the year	291	121	74	433	267	**1,186**	1,031

1. Remeasurement relates primarily to changes in financial assumptions.
2. Present value of partly funded retirement benefit obligations amounts to DKK 1,711 million (DKK 1,478 million in 2014). Present value of unfunded retirement benefit obligations amounts to DKK 557 million (DKK 497 million in 2014).

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CONSOLIDATED FINANCIAL STATEMENTS | 77

3.5 RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)

NET RETIREMENT BENEFIT OBLIGATIONS

DKK million	2015	2014
At the beginning of the year	1,031	688
Costs recognised in the Income statement[1]	154	142
Remeasurements recognised in Other comprehensive income	37	247
Employer contributions	(96)	(85)
Exchange rate adjustment[2]	60	39
At the end of the year	**1,186**	1,031

1. Employee costs comprising service costs, net interest, settlements and plan participant contributions etc. Please refer to note 2.4.
2. As part of exchange rate adjustments in subsidiaries recognised in Other comprehensive income.

Please refer to note 5.3 for a maturity analysis of the net retirement benefit obligation.

Novo Nordisk does not expect the contributions over the next five years to differ significantly from current contributions.

WEIGHTED AVERAGE ASSET ALLOCATION OF FUNDED RETIREMENT OBLIGATIONS

	2015		2014	
	DKK million	%	DKK million	%
Coverage insurance[1]	695	64%	632	67%
Bonds	244	23%	204	22%
Equities	91	8%	76	8%
Cash at bank	36	3%	21	2%
Property	16	2%	11	1%
Total	**1,082**	**100%**	944	100%

1. Novo Nordisk's defined benefit plans, mainly in Germany and Switzerland, are reimbursed by the international insurer Allianz regardless of the value of the plan assets. The risk related to the plan assets in these countries is therefore counterparty risk against Allianz.

KEY ASSUMPTIONS USED FOR VALUATION

	2015 Weighted average	2014 Weighted average
Discount rate	2%	2%
Projected future remuneration increases	2%	2%

Actuarial valuations are performed annually for all major defined benefit plans. Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and experience in each country. Other assumptions such as medical cost trend rate and inflation are also considered in the calculation.

Significant actuarial assumptions for the determination of the retirement benefit obligation are discount rate and expected future remuneration increases. The sensitivity analysis below has been determined based on reasonably likely changes in the assumptions occurring at the end of the period.

DKK million	1 %-point increase	1 %-point decrease
Discount rate	(323)	414
Future remuneration	94	(84)

The sensitivities above consider the single change shown with the other assumptions assumed to be unchanged. In practice, changes in one assumption may be accompanied by offsetting changes in another assumption (although this is not always the case).

3.6 PROVISIONS AND CONTINGENT LIABILITIES

Accounting policies

Provisions for sales rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed care and other customers are recorded at the time the related revenues are recorded or when the incentives are offered. Provisions are calculated based on historical experience and the specific terms in the individual agreements.

Provisions for legal disputes are recognised where a legal or constructive obligation has been incurred as a result of past events and it is probable that there will be an outflow of resources that can be reliably estimated. In this case, Novo Nordisk arrives at an estimate based on an evaluation of the most likely outcome. Disputes for which no reliable estimate can be made are disclosed as contingent liabilities.

Novo Nordisk issues credit notes for expired goods as a part of normal business. Where there is historical experience or a reasonably accurate estimate of expected future returns can otherwise be made, a provision for estimated product returns is recorded. The provision is measured at gross sales value.

Provisions are measured at the present value of the anticipated expenditure for settlement of the legal or constructive obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as a financial expense.

Key accounting estimate – Provisions for sales rebates

Novo Nordisk records provisions for expected sales rebates, including Medicaid and Medicare in the US. Expected rebates are recognised as Provisions when timing or amount is uncertain. Where absolute amounts are known, the rebates are recognised as Other liabilities.

Such estimates are based on analyses of existing contractual obligations and historical experience. Provisions are calculated on the basis of a percentage of sales for each product as defined by the contracts with the various customer groups.

Provisions for sales rebates are adjusted to actual amounts as rebates, discounts and returns are processed. Please refer to note 2.1 for further information on sales rebates and provisions.

Novo Nordisk considers the provisions established for sales rebates to be reasonable and appropriate based on currently available information. However, the actual amount of rebates and discounts may differ from the amounts estimated by Management as more detailed information becomes available.

Key accounting estimate – Provisions for legal disputes

Provisions for legal disputes consist of various types of provision linked to ongoing legal disputes. Management makes judgements about provisions and contingencies, including the probability of pending and potential future litigation outcomes, which, by their very nature, are dependent on inherently uncertain future events. When determining likely outcomes of litigations etc, Management considers the input of external counsels on each case, as well as known outcomes in case law.

Although Management believes that the total provisions for legal proceedings are adequate based on currently available information, there can be no assurance that there will not be any changes in facts or matters, or that any future lawsuits, claims, proceedings or investigations will not be material.

NOVO NORDISK ANNUAL REPORT 2015

NOVO NORDISK ANNUAL REPORT2015 On21 January 2016, the Centers for Medicare & Medicaid Services (CMS) inthe USpublished itsfinal ruleimplementing Affordable CareActchanges to the Medicaid Drug Rebate Program and Medicaid reimbursement for covered outpatient drugs. The rule creates a regulatory definition for Average Manufacturer Price, the key metric for determining manufacturer rebates and pharmacy reimbursement under the Medicaid programme, including Norditropin ® . Management has reviewed the implications of the final rule and assessed that the rule does not have a material impact on NovoNordisk’sfinancial position, operating profitorcash flow fortheperiod ended 31 December2015. Contingentliabilities NovoNordiskiscurrentlyinvolvedinpending litigations, claims and investiga- tionsarising outofthenormal conduct of itsbusiness.Whileprovisionsthat Management deems tobe reasonable and appropriate have been made for probable losses, there are uncertainties connected with these estimates. NovoNordiskdoes not expect the pending litigations, claims and investiga- tions, individually and in the aggregate, tohave a material impact on Novo Nordisk’sfinancial position, operating profit orcash flow in addition tothe amounts accrued asprovisionforlegal disputes. PendinglitigationagainstNovoNordisk In the US, a number of claims alleging pancreatic cancer and pancreatitis have been filed against various incretin-based product manufacturers, including NovoNordisk.As of 1 February 2016, NovoNordiskwas named by 194 plaintiffs in product liability cases related to Victoza ® and other GLP-1/DPP-IVproducts, predominantly alleging pancreatic cancer.134 of the NovoNordiskplaintiffs have alsonamed otherdefendants intheir lawsuits. 78 CONSOLIDATED FINANCIALSTATEMENTS 3.6 PROVISIONS AND CONTINGENT LIABILITIES(CONTINUED) PROVISIONS ) ) DKKmillion Provisions forsales rebates Provisions forlegal disputes Provisions forproduct returns Other provisions 1 2015 Total 2014 Tota l At the beginning of theyear 11,002 936 797 896 13,631 10,493 Additional provisions, including increases to existing provisions 45,190 602 319 507 46,618 27,208 Amount used during theyear (40,958) (126) (313) (324) (41,721) (24,754 Adjustments, including unused amounts reversed during the year – (52) – (4) (56) (462 Effect of exchange rateadjustment 1,274 37 – 41 1,352 1,146 Attheendoftheyear 16,508 1,397 803 1,116 19,824 13,631 Non-currentliabilities – 1,397 482 886 2,765 2,041 Currentliabilities 16,508 – 321 230 17,059 11,590 1. Other provisions consist of various types of provision, including employee benefits such as jubilee benefits, company -owned life insurance etc. Assets related to company-owned life insurance are presented as part of Other financial assets. For non-current liabilities, provisions for product returns will be utilised in 2017 and 2018 and other provisions will be utilised in 2017. For provisions for legal disputes, the time of settlement cannot be determined. PROVISIONS FOR SALESREBATES Q 2014 Q2015 0 1500 3000 4500 6000 7500 USMedicaid USMedicare USManaged Care Other Sales Rebates DKKmillion Judgement of dismissal has been entered in NovoNordisk’sfavour in the vast majority of cases naming the company as a defendant . A notice of appeal hasbeen filed inbothstateand federal cases.Currently,NovoNordisk does not have any individual trials scheduled in 2016. NovoNordiskdoes not expectthe pending claims tohave a material impact on NovoNordisk’s financial position, operating profitorcash flow. Pending claims against Novo Nordisk and investigations involving NovoNordisk In February 2011, the office of the US Attorney for the Districtof Massa- chusetts servedNovoNordiskwith a subpoena calling fortheproduction of documents regarding potential civil and criminal offences relating to the company’s marketing and promotional practices for the following products: NovoLog ® ,Levemir ® and Victoza ® .Thismatter isbeing conducted bytheUS Attorney forthe Districtof Columbia.NovoNordiskcontinues tocooperate with theUSAttorneyinthisinvestigation.NovoNordiskdoesnotexpectthe investigation tohave a material impact onNovoNordisk’sfinancial position, operating profitorcashflow. ® Following thelaunch ofNovoEight (‘N8’)inApril2015, Baxter(nowBaxalta) filed a complaint regarding patent infringement with the US International TradeCommission (‘ITC’).TheBaxalta patents, which expire in June 2018, all relatetomanufacturing therapeutic protein products, such as FactorVIII. Aparallel lawsuit ispending inthe USDistrictCourtforthe Districtof New Jerseybuthas been stayed pending resolutionofthematterintheITC.Novo Nordiskdoes not expect these matters to have a material impact on Novo Nordisk’sfinancial position, operating profitorcash flow. In addition to the above, the NovoNordiskGroup is engaged in certain litigation proceedings and various ongoing audits and investigations . In the opinion of Management, neither settlement or continuation of such proceedings norsuchpending audits and investigations areexpected tohave a material effect on NovoNordisk’sfinancial position, operating profit or cashflow. 3.7 OTHERLIABILITIES OTHERLIABILITIES DKKmillion 2015 2014 Employee costspayable 4,545 4,454 Accruals 4,285 3,684 Accruedrebates 1,555 912 VAT and dutiespayable 896 744 Research and development clinicaltrials 532 763 Amount owed to associated company 259 – Otherpayables 583 494 Total otherliabilities 12,655 11,051

NOVO NORDISK ANNUAL REPORT2015 NETPROFITANDFREECASHFLOW Netpro?t Free cash?ow DKKbillion 40 30 20 10 0 2014 2015 88% NET CASH DISTRIBUTED TO SHAREHOLDERSIN PERCENT OF FREE CASHFLOW 0 10 20 30 40 2014 2015 88% NET CASH DISTRIBUTED TOSHAREHOLDERS IN PERCENT OF FREE CASHFLOW DKKbillion NETPROFITANDFREECASHFLOW Q Net pro?t Q Free cash?ow The notes in this section provide an insight into Novo Nordisk’s capital structure, earnings per share, free cash flow and financing items. Thefree cash flow impacts NovoNordisk’slong-term target for ‘Cash to earnings (three-year average)’. Cash to earnings is defined as ‘free cash flow as a percentage of net profit’.Freecash flow isthe cash amount generated that is available for further investments in Novo Nordisk and distribution to shareholders without consuming prior years’ cash creation retained in the company. NovoNordisk has a low debt-to-equity ratio reflecting growth based on limited debt financing . Further information on the company’s capital structurecanbefound in Sharesand capital structure’onpp44–45. Themain financial risk is foreign exchange exposure, where NovoNordisk aims toreduce the short-termimpact from movements in key currenciesby hedging future cash flows. Notes4.2 and 4.3 include more information in thisrespect. Netcashdistribution toshareholders In2015, the net cash distribution toshareholders in the form of dividends and share repurchases amounts to DKK30.1 billion compared with free cash flow of DKK34.2 billion in line with the guiding principle of paying out excess capital to investors after funding organic growth and potential acquisitions. CONSOLIDATED FINANCIAL STATEMENTS 79 SECTION 4 CAPITAL STRUCTURE AND FINANCINGITEMS 4.1 SHARE CAPITAL, DISTRIBUTION TO SHAREHOLDERS AND EARNINGS PER SHARE SHARECAPITAL DKKmillion Ashare capital Bshare capital Totalshare capital Development in sharecapital: Share capital 2011 107 473 580 Cancelled in2012 – (20) (20) Cancelled in2013 – (10) (10) Cancelled in2014 – (20) (20) Share capital at the beginning of theyear 107 423 530 Cancelled in2015 – (10) (10) Sharecapitalattheendoftheyear 107 413 520 At the end of 2015, the share capital amounted to DKK 107 million in A share capital and DKK 413 million in B share capital (equal to 2,063 million B shares of DKK0.20). Basis ofpreparation Results for theyear Operatingassets andliabilities Capital structure and ?nancingitems Otherdisclosures

80 | CONSOLIDATED FINANCIAL STATEMENTS

4.1 SHARE CAPITAL, DISTRIBUTION TO SHAREHOLDERS AND EARNINGS PER SHARE (CONTINUED)

TREASURY SHARES

Accounting policies

Treasury shares are deducted from the share capital on cancellation at their nominal value of DKK 0.20 per share. Differences between this amount and the amount paid to acquire or received for disposing of treasury shares are deducted directly in equity.

	Market value DKK million	As % of share capital before cancellation	As % of share capital after cancellation	2015 Number of B shares of DKK 0.20 (million)	2014 Number of B shares of DKK 0.20 (million)
Holding at the beginning of the year	14,787	2.1%		57	103
Cancellation of treasury shares	(13,015)	(1.8%)		(50)	(100)
Holding of treasury shares, adjusted for cancellation	1,772	0.3%	0.3%	7	3
Transfer regarding options and restricted stock units	(242)		0.0%	(1)	(2)
Purchase during the year	17,229		1.8%	48	59
Sale during the year	(33)		(0.1%)	(2)	(3)
Value adjustment	2,136		–	–	–
Holding at the end of the year	20,862		2.0%	**52**	57

Treasury shares are primarily acquired to reduce the company's share capital. In addition, a limited part is used to finance Novo Nordisk's long-term share-based incentive programme (restricted stock units) and restricted stock units to employees.

Novo Nordisk's guiding principle is that any excess capital, after the funding of organic growth opportunities and potential acquisitions, should be returned to investors. Novo Nordisk applies a pharmaceutical industry payout ratio to dividend payments, which are complemented by share repurchase programmes.

The purchase of treasury shares during the year relates to the remaining part of the 2014 share repurchase programme totalling DKK 1.0 billion and the DKK 17.5 billion share repurchase programme of Novo Nordisk B shares for 2015, of which DKK 1.6 billion remains at year-end. The programme ends on 1 February 2016. Transfer of treasury shares relates to exercised share options, long-term share-based incentive programme and restricted stock units to employees.

The holding of treasury shares amounts to 52,168,703 shares of DKK 0.20 at year-end, corresponding to DKK 10 million of the share capital (56,807,153 shares and DKK 11 million of the share capital in 2014). At year-end, 7.2 million shares of the holding of treasury B shares are regarded as hedges for the long-term share-based incentive programme and restricted stock units to employees.

NET CASH DISTRIBUTION TO SHAREHOLDERS

DKK million	2015	2014	2013
Dividends	12,905	11,866	9,715
Share repurchases	17,196	14,667	13,924
Total	**30,101**	26,533	23,639

At the end of 2015, proposed dividends (not yet declared) of DKK 16,230 million (DKK 6.40 per share) are included in Retained earnings. The declared dividend included in Retained earnings was DKK 12,905 million (DKK 5.0 per share) in 2014 and DKK 11,866 million (DKK 4.50 per share) in 2013. No dividend is declared on treasury shares.

EARNINGS PER SHARE

Accounting policies

Earnings per share is presented as both basic and diluted earnings per share. Basic earnings per share is calculated as net profit divided by the average number of shares outstanding. Diluted earnings per share is calculated as net profit divided by the sum of average number of shares outstanding, including the dilutive effect of the outstanding share bonus pool and options 'in the money'. Please refer to 'Financial definitions' on p 94 for a description of the calculation of the dilutive effect.

DKK million		2015	2014	2013
Net profit for the year		34,860	26,481	25,184
Average number of shares outstanding	in 1,000 shares	2,571,219	2,621,226	2,679,362
Dilutive effect of outstanding share bonus pool and options 'in the money'[1]	in 1,000 shares	6,479	8,992	14,263
Average number of shares outstanding, including dilutive effect of options 'in the money'	in 1,000 shares	2,577,698	2,630,218	2,693,625
Basic earnings per share	DKK	**13.56**	10.10	9.40
Diluted earnings per share	DKK	**13.52**	10.07	9.35

1. The dilutive effect has been reduced as the exercise period for options related to the 2006 programme has matured. For further information on the outstanding share bonus pool and options, please refer to note 5.1.

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CONSOLIDATED FINANCIAL STATEMENTS | 81

4.2 FINANCIAL RISKS

Novo Nordisk has centralised management of the Group's financial risks. The overall objectives and policies for the company's financial risk management are outlined in an internal Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts, and includes a description of permitted financial instruments and risk limits.

Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked-to-market based on real-time quotes, and risk is assessed using generally accepted standards.

Foreign exchange risk

Foreign exchange risk is the principal financial risk for Novo Nordisk and as such has a significant impact on the Income statement, Other comprehensive income, Balance sheet and Statement of cash flows.

The overall objective of foreign exchange risk management is to reduce the short-term negative impact of exchange rate fluctuations on earnings and cash flow, thereby increasing the predictability of the financial results.

The majority of Novo Nordisk's sales are in USD, EUR, CNY, JPY, GBP and CAD. Consequently, Novo Nordisk's foreign exchange risk is most significant in USD, CNY and JPY, while the EUR exchange rate risk is regarded as low due to Denmark's fixed-rate policy towards EUR.

Novo Nordisk hedges existing assets and liabilities in key currencies as well as future expected cash flows up to a maximum of 24 months forward. Hedge accounting is applied to match the impact of the hedged item and the hedging instrument in the consolidated income statement. Management has chosen to classify the result of hedging activities as part of financial items.

During 2015, the hedging horizon varied between 10 and 13 months for USD, CNY, JPY, GBP and CAD. Currency hedging is based upon expectations of future exchange rates and mainly uses foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Expected cash flows are continually assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.

KEY CURRENCIES

Exchange rate DKK per 100	2015	2014	2013
USD			
Average	673	562	562
Year-end	683	612	541
Year-end change	11.6%	13.1%	(4.4%)
CNY			
Average	107	91	91
Year-end	105	99	89
Year-end change	6.1%	11.2%	(2.2%)
JPY			
Average	5.56	5.32	5.77
Year-end	5.67	5.12	5.14
Year-end change	10.7%	(0.4%)	(21.8%)
GBP			
Average	1,028	925	878
Year-end	1,011	952	892
Year-end change	6.2%	6.7%	(2.3%)
CAD			
Average	527	509	545
Year-end	492	527	505
Year-end change	(6.6%)	4.4%	(11.2%)

The financial contracts existing at year-end cover the expected future cash flow for the following number of months:

	2015	2014
USD	11 months	11 months
CNY[1]	11 months	11 months
JPY	12 months	13 months
GBP	12 months	11 months
CAD	11 months	11 months

1. USD and Chinese yuan traded offshore (CNH) are used as proxies when hedging Novo Nordisk's CNY currency exposure.

Foreign exchange sensitivity analysis:
A 5% increase/decrease in the following currencies would impact Novo Nordisk's operating profit as outlined in the table below:

DKK million	Estimated for 2016	2015
USD	2,000	1,600
CNY	300	260
JPY	150	115
GBP	85	80
CAD	70	60

At year-end a 5% increase/decrease in all other currencies versus EUR and DKK would affect the hedging instruments' impact on Other comprehensive income and the Income statement as outlined in the table below:

DKK million	5% increase in all other currencies against DKK and EUR	5% decrease in all other currencies against DKK and EUR
2015		
Other comprehensive income	(2,135)	2,250
Income statement	74	(96)
Total	**(2,061)**	**2,154**
2014		
Other comprehensive income	(1,724)	1,729
Income statement	124	(107)
Total	(1,600)	1,622

The foreign exchange sensitivity analysis estimated for 2016 comprises effects from the Group's Cash, Trade receivables and Trade payables, Current and non-current loans, Current and non-current financial investments, and Foreign exchange forwards and Foreign exchange options at year-end 2015. Anticipated currency transactions, investments and non-current assets are not included.

Interest rate risk

Changes in interest rates affect Novo Nordisk's financial instruments. At the end of 2015, a 1 percentage point increase in the interest rate level would, all else being equal, result in a decrease in the fair value of Novo Nordisk's financial instruments of DKK 22 million (a decrease in the fair value of DKK 3 million in 2014).

The financial instruments included in the sensitivity analysis consist of marketable securities and non-current loans. Foreign exchange forwards and foreign exchange options are not included due to the limited effect that a parallel shift in interest rates in all currencies has on these instruments.

Liquidity risk

Novo Nordisk ensures the availability of the required liquidity through a combination of cash management, highly liquid investment portfolios and uncommitted as well as committed facilities. Novo Nordisk uses cash pools for optimisation and centralisation of cash management.

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82 | CONSOLIDATED FINANCIAL STATEMENTS

4.2 FINANCIAL RISKS (CONTINUED)

Credit risk

Credit risk arises from the possibility that transactional counterparties may default on their obligations, causing financial losses for the Group. Novo Nordisk considers its maximum credit risk on financial counterparties to be DKK 20,769 million (2014: DKK 15,935 million). In addition, Novo Nordisk considers its maximum credit risk on Trade receivables, Other receivables less prepayments and Other financial assets to be DKK 18,202 million (2014: DKK 15,425 million). Please refer to note 4.7 for details of the Group's total financial assets.

To manage credit risk on financial counterparties, Novo Nordisk only enters into derivative financial contracts and money market deposits with financial counterparties possessing a satisfactory long-term credit rating from two out of the three selected ratings agencies: Standard and Poor's, Moody's and Fitch. Furthermore, maximum credit lines defined for each counterparty diversify the overall counterparty risk. The credit risk on bonds is limited as investments are made in highly liquid bonds with solid credit ratings. The table below shows Novo Nordisk's credit exposure on cash, fixed-income marketable securities and financial derivatives.

Credit exposure on Cash at bank and on hand, Marketable securities and Derivative financial instruments (market value)

DKK million	Cash at bank and on hand	Marketable securities[1]	Derivative financial instruments	Total
2015				
AAA-range		1,027		1,027
AA-range	6,797	2,513	133	9,443
A-range	9,959		171	10,130
BBB-range	101			101
Not rated or below BBB-range	66	2		68
Total	16,923	3,542	304	**20,769**
2014				
AAA-range		1,004		1,004
AA-range	6,501	502	20	7,023
A-range	7,641		10	7,651
BBB-range	183			183
Not rated or below BBB-range	71	3		74
Total	14,396	1,509	30	15,935

1. Net yield on the bond portfolio is −0.10% (+0.35% in 2014).

Novo Nordisk has no significant concentration of credit risk related to Trade receivables or Other receivables and prepayments, as the exposure is spread over a large number of counterparties and customers. Novo Nordisk continues to monitor the credit exposure in Region International Operations due to the increasing sales and low credit ratings of many countries in this region.

Trade receivable programme

Novo Nordisk's Japanese and US subsidiaries employ trade receivable programmes where trade receivables are sold on a full non-recourse term to optimise working capital.

At year-end, the Group had derecognised receivables without recourse having due dates after 31 December amounting to:

DKK million	2015	2014	2013
Japan	1,899	1,669	1,685
US	945	0	0

In December 2015 Novo Nordisk initiated the programme in the US. The programme is expected to grow in size over the coming year, when a full year of trade receivables will be covered.

In addition, full non-recourse off-balance sheet factoring arrangement programmes are occasionally applied by Novo Nordisk affiliates around the world with limited impact on the Group's trade receivables.

Please refer to note 2.2 for the split of allowance for trade receivables by geographical segment.

4.3 DERIVATIVE FINANCIAL INSTRUMENTS

Accounting policies

Use of derivative financial instruments
The derivative financial instruments are used to manage the exposure to market risk. None of the derivatives are held for trading.

Novo Nordisk uses forward exchange contracts and currency options to hedge forecast transactions, assets and liabilities. Currently, net investments in foreign subsidiaries are not hedged.

Initial recognition and measurement
On initiation of the contract, Novo Nordisk designates each derivative financial contract that qualifies for hedge accounting as one of:

- hedges of the fair value of a recognised asset or liability (fair value hedge)
- hedges of the fair value of a forecast financial transaction (cash flow hedge).

All contracts are initially recognised at fair value and subsequently remeasured at fair value at the end of the reporting period.

Gains and losses on currency options that do not meet the criteria for hedge accounting are recognised directly in the Income statement under Financial income or Financial expenses.

Fair value hedges
Value adjustments of fair value hedges are recognised in the Income statement along with any value adjustments of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedges
Value adjustments of the effective part of cash flow hedges are recognised directly in Other comprehensive income. The cumulative value adjustment of these contracts is transferred from Other comprehensive income to the Income statement under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement. For options, this cumulative value adjustment is reflected in the value of the option.

Discontinuance of cash flow hedging
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Income statement under Financial income or Financial expenses.

Fair value determination
The fair value of derivative financial instruments is measured on the basis of quoted market prices of financial instruments traded in active markets. If an active market exists, the fair value is based on the most recently observed market price at the end of the reporting period.

If a financial instrument is quoted in a market that is not active, Novo Nordisk bases its valuation on the most recent transaction price. Adjustment is made for subsequent changes in market conditions, for instance by including transactions in similar financial instruments assumed to be motivated by normal business considerations.

If an active market does not exist, the fair value of standard and simple financial instruments, such as foreign exchange forward contracts, interest rate swaps, currency swaps and unlisted bonds, is measured according to generally accepted valuation techniques. Market-based parameters are used to measure the fair value.

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CONSOLIDATED FINANCIAL STATEMENTS | 83

4.3 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

HEDGING ACTIVITIES

DKK million	2015 Contract amount at year-end	2015 Positive fair value at year-end	2015 Negative fair value at year-end	2014 Contract amount at year-end	2014 Positive fair value at year-end	2014 Negative fair value at year-end
Forward contracts, cash flow hedges	41,630	202	911	32,095	10	2,252
Currency options, cash flow hedges[1]	5,533	66	–	2,429	29	–
Forward contracts, fair value hedges	2,753	59	471	3,490	–	355
Total hedging activities	**49,916**	**327**	**1,382**	38,014	39	2,607
Total fair value adjustments recognised in the Income statement		102	471		8	355
Total fair value adjustments recognised in Other comprehensive income[2]		225	911		31	2,252
Presented in the Balance sheet as:						
Derivative financial instruments (current assets)		304			30	
Derivative financial instruments (current liabilities)			1,382			2,607
Cash at bank		23			9	

1. Includes expired currency options of DKK 23 million deferred for realisation in 2016.
2. Realisation in 2015 of previously deferred loss amounts to DKK 2,216 million as the remaining DKK 5 million was not realised until 2016. Furthermore, an additional loss of DKK 681 million per 31 December 2015 is deferred for realisation in 2016.

HEDGING OF FORECAST TRANSACTIONS (CASH FLOW HEDGE)

DKK million	2015 Contract amount at year-end	2015 Positive fair value at year-end	2015 Negative fair value at year-end	2014 Contract amount at year-end	2014 Positive fair value at year-end	2014 Negative fair value at year-end
Hedging of forecast transactions qualifying for hedge accounting						
USD	34,279	85	819	26,540	–	2,252
CNH, JPY, GBP and other currencies	7,351	117	92	5,555	10	–
Total forward contracts (forecast cash flow)	41,630	202	911	32,095	10	2,252
USD	5,285	20	–	2,051	–	–
JPY	248	3	–	378	21	–
Total currency options (forecast cash flow)	5,533	23	–	2,429	21	–
Total cash flow hedges for which hedge accounting is applied	47,163	225	911	34,524	31	2,252
Other forecast transaction hedges for which hedge accounting is not applied						
Currency options for which hedge accounting is not applied	–	43	–	–	8	–
Total contracts for forecast transactions	**47,163**	**268**	**911**	34,524	39	2,252

The above financial contracts are expected to impact the Income statement within the periods shown below. The split is based on an estimate of when the cash flow hedges are expected to be reclassified to fair value hedges, and the fair value thereby transferred to Financial income or Financial expenses.

DKK million	2015 Positive fair value at year-end	2015 Negative fair value at year-end	2014 Positive fair value at year-end	2014 Negative fair value at year-end
Expected timing of Income statement impact				
0–12 months	225	907	28	2,251
More than 12 months	–	4	3	1
Total cash flow hedges for which hedge accounting is applied	**225**	**911**	31	2,252

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84 | CONSOLIDATED FINANCIAL STATEMENTS

4.3 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

HEDGING OF ASSETS AND LIABILITIES (FAIR VALUE HEDGE)

DKK million	2015 Contract amount at year-end	2015 Positive fair value at year-end	2015 Negative fair value at year-end	2014 Contract amount at year-end	2014 Positive fair value at year-end	2014 Negative fair value at year-end
USD	1,891	42	400	2,367	–	333
JPY, GBP and other currencies	862	17	71	1,123	–	22
Total fair value contracts	**2,753**	**59**	**471**	3,490	–	355

The table above shows the fair value of fair value-hedging activities for 2015 and 2014. Value adjustments of fair value hedges are recognised in Financial income and Financial expenses along with any value adjustments to the hedged asset or liability that are attributable to the hedged risk. The changes in fair values recognised in the Income statement amount to a net loss of DKK 412 million in 2015 (a net loss of DKK 355 million in 2014).

The portfolio of fair value hedges also includes the recycled fair value of cash flow hedges as the hedged transactions are recognised as assets or liabilities at year-end.

The financial contracts existing at year-end hedge the currency exposure on assets and liabilities in the Group's major currencies excluding DKK and EUR. The contract amounts of other currencies at year-end are JPY at DKK 91 million (DKK 310 million in 2014), GBP at DKK 329 million (DKK 313 million in 2014), and 'other' comprising CAD at DKK 190 million (DKK 444 million in 2014) and AUD at DKK 252 million (DKK 56 million in 2014).

4.4 CASH AND CASH EQUIVALENTS, FINANCIAL RESOURCES AND FREE CASH FLOW

Accounting policies

The Statement of cash flows shows how income and changes in balance sheet items affect cash and cash equivalents, ie the cash generated or used in the period.

Cash from operating activities converts income statement items from the accrual basis of accounting to cash basis. As such, starting with net profit, non-cash items are reversed and actual payments included. Further, change in working capital is taken into account as this shows the development in money tied up in the balance sheet. Cash from investing activities shows payments related to the purchase and sale of Novo Nordisk's long-term investments. This includes fixed assets such as construction of new production sites, intangible assets such as patents and licences, and financial assets. Cash from financing activities reports purchase and sale of Novo Nordisk's own shares and payment of dividends.

Cash and cash equivalents consist of cash offset by short-term bank loans. Financial resources consist of cash and cash equivalents, marketable securities with original maturity of less than three months and undrawn committed credit facilities expiring after more than one year. The Statement of cash flows is presented in accordance with the indirect method commencing with Net profit for the year. Cash flows in foreign currencies are translated to DKK at the average exchange rate for the respective month.

DKK million	2015	2014	2013
CASH AND CASH EQUIVALENTS			
Cash at bank and on hand (note 4.2)	16,923	14,396	10,728
Current debt (bank overdrafts)	(1,073)	(720)	(215)
Cash and cash equivalents at the end of the year	**15,850**	13,676	10,513
FINANCIAL RESOURCES			
Cash and cash equivalents	15,850	13,676	10,513
Marketable securities (note 4.2)	3,542	1,509	3,741
Undrawn committed credit facility[1]	8,209	8,188	4,849
Total financial resources	**27,601**	23,373	19,103

1. The undrawn committed credit facility in 2015 is a EUR 1,100 million facility (EUR 1,100 million in 2014 and EUR 650 million in 2013) committed by a portfolio of international banks. The facility matures in 2019.

FREE CASH FLOW

DKK million	2015	2014	2013
Net cash generated from operating activities	38,287	31,692	25,942
Net cash used in investing activities	(6,098)	(2,064)	(2,773)
Net purchase of marketable securities	2,033	(2,232)	(811)
Free cash flow[2]	**34,222**	27,396	22,358

2. Additional non-IFRS measure; please refer to p 94 for definitions.

4.5 CHANGE IN WORKING CAPITAL

Accounting policies

Working capital is defined as current assets less current liabilities and measures the liquid assets Novo Nordisk has available for the business.

CHANGE IN WORKING CAPITAL

DKK million	2015	2014	2013
Inventories	(1,401)	(1,805)	(9)
Trade receivables	(2,444)	(2,134)	(1,268)
Other receivables and prepayments	493	(296)	251
Trade payables	(23)	858	233
Other liabilities	1,604	1,665	404
Adjustment for the partial divestment of NNIT A/S	(207)	–	–
Change in working capital before exchange rate adjustments	**(1,978)**	(1,712)	(389)
Exchange rate adjustments	(179)	(436)	124
Cash flow change in working capital	**(2,157)**	(2,148)	(265)

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4.6 OTHER NON-CASH ITEMS

For the purpose of presenting the Statement of cash flows, non-cash items with effect on the Income statement must be reversed to identify the actual cash flow effect from the Income statement. The adjustments are specified as follows:

OTHER NON-CASH ITEMS

DKK million	2015	2014	2013
Reversals of non-cash income statement items			
Interest income and interest expenses, net (note 4.9)	11	(62)	(1)
Share-based payment costs (note 5.1)	442	371	409
Changes in non-cash balance sheet items			
Increase/(decrease) in provisions (note 3.6)	6,193	3,138	930
Increase/(decrease) in retirement benefit obligations (note 3.5)	155	343	(72)
Remeasurements of retirement benefit obligations (note 3.5)	(37)	(247)	54
Other adjustments			
(Gains)/losses from sale of property, plant and equipment	(2)	1	(1)
Result of associated company (note 4.8)	(14)	–	(17)
Exchange rate adjustments on working capital	179	436	(124)
Other, primarily exchange rate adjustment of provisions etc	(1,019)	183	(594)
Total other non-cash items	**5,908**	4,163	584

4.7 FINANCIAL ASSETS AND LIABILITIES

Accounting policies

Depending on the purpose of each investment, Novo Nordisk classifies these into the following categories:

- Available-for-sale financial assets
- Loans and receivables
- Financial assets at fair value through the Income statement (derivatives).

Management determines the classification of its investments on initial recognition and re-evaluates this at the end of every reporting period to the extent that such a classification is permitted and required.

Recognition and measurement
Purchases and sales of investments are recognised on the settlement date. Investments are initially recognised at fair value.

Available-for-sale financial assets and financial assets at fair value are subsequently carried at fair value. Loans and receivables are carried at amortised cost based on the effective interest method.

Fair value disclosures are made separately for each class of financial instruments at the end of the reporting period.

Disposal of investments
Investments are removed from the balance sheet when the rights to receive cash flows from the investments have expired or have been transferred, and Novo Nordisk has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets
Available-for-sale financial assets consist of equity investments and marketable securities. Equity investments are included in Other financial assets unless Management intends to dispose of the investment within 12 months of the end of the reporting period. If that is the case, the current part is included in Other receivables and prepayments.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available for sale are recognised in Other comprehensive income. When financial assets classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the Income statement.

The fair values of quoted investments (including marketable securities) are based on current bid prices at the end of the reporting period. Financial assets for which no active market exists are carried at fair value based on a valuation methodology or at cost if no reliable valuation model can be applied.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection is expected within one year (or in the normal operating cycle of the business if longer), they are classified as Current assets. If not, they are presented as Non-current assets.

Trade receivables and Other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for allowance. Provision for allowance is made for Trade receivables when there is objective evidence that Novo Nordisk will not be able to collect all amounts due according to the original terms of the receivables.

The provision for allowance is deducted from the carrying amount of Trade receivables, and the amount of the loss is recognised in the Income statement under Sales and distribution costs. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against Sales and distribution costs in the Income statement.

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86 | CONSOLIDATED FINANCIAL STATEMENTS

4.7 FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

FINANCIAL ASSETS BY CATEGORY

DKK million	Available-for-sale financial assets at fair value	Financial assets measured at fair value through the Income statement	Loans and receivables	Cash and cash equivalents	Total
2015					
Other financial assets	737		602		1,339
Trade receivables (note 3.4)			15,485		15,485
Other receivables			2,257		2,257
– less prepayments			(879)		(879)
Marketable securities (bonds) (note 4.2)	3,542				3,542
Derivative financial instruments (note 4.3)		304			304
Cash at bank and on hand (note 4.4)				16,923	16,923
Total financial assets at the end of the year by category[1]	4,279	304	17,465	16,923	**38,971**
Total financial assets at the end of the year by category, 2014	1,875	30	15,029	14,396	31,360

FINANCIAL LIABILITIES BY CATEGORY

DKK million	Financial liabilities measured at fair value through the Income statement	Financial liabilities measured at amortised cost	Financial liabilities measured at fair value through Other comprehensive income	Total
2015				
Current debt (note 4.4)		1,073		1,073
Trade payables		4,927		4,927
Other liabilities (note 3.7)		12,655		12,655
– less VAT and duties payable (note 3.7)		(896)		(896)
Derivative financial instruments (note 4.3)	1,382			1,382
Total financial liabilities at the end of the year by category[1]	1,382	17,759	–	**19,141**
2014				
Current debt (note 4.4)		720		720
Trade payables		4,950		4,950
Other liabilities (note 3.7)		11,051		11,051
– less VAT and duties payable (note 3.7)		(744)		(744)
Derivative financial instruments (note 4.3)	2,607			2,607
Total financial liabilities at the end of the year by category[1]	2,607	15,977	–	18,584

1. All financial assets and liabilities are due within one year.

For a description of the credit quality of financial assets such as Trade receivables, Cash at bank and on hand, Marketable securities, Current debt and Derivative financial instruments, refer to notes 4.2 and 4.3.

FAIR VALUE MEASUREMENT HIERARCHY

DKK million	2015	2014
Active market data	4,279	1,870
Directly or indirectly observable market data	304	30
Not based on observable market data	–	5
Total financial assets at fair value	**4,583**	1,905
Active market data	–	–
Directly or indirectly observable market data	1,382	2,607
Not based on observable market data	–	–
Total financial liabilities at fair value	**1,382**	2,607

Financial assets and liabilities measured at fair value can be categorised using the fair value measurement hierarchy above. There have not been any transfers between the categories 'Active market data' and 'Directly or indirectly observable market data' during 2015 or 2014. There are no intangible assets or items of property, plant and equipment measured at fair value.

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4.8 INVESTMENT IN ASSOCIATED COMPANY

Accounting policies

Investments in associated companies
An associated company is an entity in which Novo Nordisk has significant influence, but not control, which in general will be when holding 20% to 50% of the voting rights. Such investment is accounted for using the equity method of accounting. The investment is adjusted by Novo Nordisk's share of the results after tax of the associated company.

Novo Nordisk's share of the results is recognised in the Income statement as financial items i.e. outside operating profit. The share of results will be recognised based on the associated company's full-year outlook, with adjustment for actual full-year result in the first quarter of the following year.

Disposal of subsidiaries
When Novo Nordisk ceases to have control over a subsidiary, the assets and liabilities of the subsidiary are removed from the Balance sheet. Any retained equity interest in the entity is revalued at fair value on the date when control is lost with the revaluation gain or loss being recognised in the Income statement.

The fair value revaluation is allocated to the entity's identifiable assets and liabilities, and any excess value is recognised as goodwill. The identified assets are amortised over their estimated useful life, and goodwill is subject to impairment testing.

INVESTMENT IN ASSOCIATED COMPANY

DKK million	2015
Carrying amount of investment at the beginning of the period	–
Additions during the period	797
Share of profit/(loss), recognised in the Income statement	48
Amortisation of intangible assets	(34)
Carrying amount of investment at the end of the year	**811**

As a result of Novo Nordisk A/S's divestment of 74.5% of the shares in NNIT A/S on 6 March 2015, NNIT A/S has changed status from a subsidiary to an associated company of Novo Nordisk A/S. At the time of the disposal, the retained investment of 25.5% was revalued at fair value based on an active market price of DKK 125 per share. The revaluation value was allocated to identifiable assets such as order backlog and customer relationships, and the remaining part is classified as goodwill.

INITIAL FAIR VALUE OF RETAINED INVESTMENT IN NNIT A/S

DKK million	2015
Carrying amount of 25.5% of net assets in NNIT A/S	153
Fair value revaluation of retained investment	644
Initial fair value of investment in associated company	**797**

The market value at 31 December 2015 of shareholdings in NNIT A/S amounts to DKK 1,202 million, based on a list price of DKK 189.

4.9 FINANCIAL INCOME AND EXPENSES

Accounting policies

As described in note 4.2, Management has chosen to classify the result of hedging activities as part of financial items in the Income statement. Financial items are primarily related to foreign exchange elements and are mainly impacted by the cumulative value adjustment of cash flow hedges transferred from Other comprehensive income to the Income statement when the hedged transaction is recognised in the Income statement. Further, value adjustments of fair value hedges are recognised in Financial income and Financial expenses along with any value adjustments of the hedged asset or liability that are attributable to the hedged risk. Finally, value adjustments of assets and liabilities in non-hedged currencies will impact Financial income and Financial expenses.

FINANCIAL INCOME

DKK million	2015	2014	2013
Interest income	56	101	56
Financial gain from forward contracts (net)	–	–	1,631
Financial gain from currency options (net)	–	32	–
Capital gain on investments etc	15	34	–
Financial gain/(loss) from other financial assets	–	–	15
Result of associated company	14		
Total financial income	**85**	167	1,702

FINANCIAL EXPENSES

DKK million	2015	2014	2013
Interest expenses	67	39	55
Foreign exchange loss (net)[1]	504	288	435
Financial loss from forward contracts (net)	5,232	125	–
Financial loss from currency options (net)	162	–	50
Capital loss on investments etc	–	–	20
Other financial expenses	81	111	96
Total financial expenses	**6,046**	563	656

1. Primarily related to trade receivables, other receivables and trade payables.

FINANCIAL IMPACT FROM FORWARD CONTRACTS AND CURRENCY OPTIONS, SPECIFIED

DKK million	2015	2014	2013
Forward contracts			
Transferred from Other comprehensive income	(2,237)	1,104	809
Value adjustment of transferred contracts	(3,212)	(1,160)	678
Foreign exchange gain/loss on forward contracts	217	(69)	144
Financial income/(expense) from forward contracts	**(5,232)**	(125)	1,631
Currency options			
Transferred from Other comprehensive income	21	125	–
Value adjustment of transferred options	(12)	(12)	25
Foreign exchange gain/loss on currency options	(171)	(81)	(75)
Financial income/(expense) from currency options	**(162)**	32	(50)

NOVO NORDISK ANNUAL REPORT 2015

88 | CONSOLIDATED FINANCIAL STATEMENTS

SECTION 5 OTHER DISCLOSURES

Basis of preparation | Results for the year | Operating assets and liabilities | Capital structure and financing items | Other disclosures

This section provides details on notes that are statutory or by their nature of secondary importance for understanding the financial performance of Novo Nordisk. A list of subsidiaries in the Novo Nordisk Group is also included here.

5.1 SHARE-BASED PAYMENT SCHEMES

Accounting policies

Share-based compensation

Novo Nordisk operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and allocated over the vesting period.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions. The fair value is fixed at the grant date. Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to vest. At the end of each reporting period, Novo Nordisk revises its estimates of the number of shares expected to vest. Novo Nordisk recognises the impact of the revision of the original estimates, if any, in the Income statement and in a corresponding adjustment to Equity (change in proceeds) over the remaining vesting period. Adjustments relating to prior years are included in the Income statement in the year of adjustment.

SHARE-BASED PAYMENT

Expensed in the Income statement

DKK million	2015	2014	2013
Restricted stock units to employees	135	141	188
Long-term share-based incentive programme (Senior Management Board)[1]	108	66	51
Long-term share-based incentive programme (management group below Senior Management Board)[2]	199	164	170
Share-based payment expensed in the Income statement	**442**	371	409

1. Expense for the year reflects the full value at launch of the programme for the year.
2. Expense for the year reflects the value at launch of the last four programmes, amortised over four years.

Restricted stock units to employees

Following the 90th anniversary in 2013, all employees in the company (excl NNE Pharmaplan) were offered 100 restricted stock units. A restricted stock unit gives the right to receive one Novo Nordisk B share free of charge on 1 April 2016 subject to continued employment and average sales growth of at least 5% per year measured in DKK in the period 2012–2015. The cost of the DKK 440 million programme is amortised over the period 2013–2016 at an annual amount of DKK 135 million. As the sales growth has been achieved, the shares will be granted to the employees on 1 April 2016.

Long-term share-based incentive programme

For a description of the programme, please refer to 'Remuneration' in 'Governance, leadership and shares', pp 49–51.

Senior Management Board

On 2 February 2016, the Board of Directors approved the establishment, of a joint pool for the financial year 2015 by allocating a total of 378,943 Novo Nordisk B shares. This allocation amounts on average to 12 months' fixed base salary plus pension contribution for the CEO, 9 months' fixed base salary plus pension contribution per member of Executive Management as per 1 March 2015 and 8 months' fixed base salary for Senior Vice Presidents, corresponding to a value at launch of the programme of DKK 108 million. This amount was expensed in 2015. The share price used for the conversion was the average share price (DKK 285) for Novo Nordisk B shares on NASDAQ Copenhagen in the period 30 January – 13 February 2015. Based on the split of participants when the joint pool was established, approximately 50% of the pool will be allocated to members of Executive Management and 50% to other members of the Senior Management Board.

The shares allocated to the joint pool for 2012 were released to the individual participants subsequent to the approval of the Annual Report 2015 by the Board of Directors and after the announcement of the 2015 full-year financial results on 3 February 2016. The shares allocated correspond to a value at launch of the programme of DKK 73 million, expensed in 2012.

Management group below Senior Management Board

The management group below the Senior Management Board has a share-based incentive programme with similar performance criteria. For 2015, a total of 879,988 shares were allocated to the pool for this group corresponding to a value at launch of the programme of DKK 251 million.

The shares allocated to the pool for 2012 were released to the individual participants subsequent to the approval of the Annual Report 2015 by the Board of Directors and after the announcement of the 2015 full-year financial results on 3 February 2016. The shares allocated correspond to a value at launch of the programme of DKK 234 million amortised over the period 2012–2015. The number of shares to be transferred (1,355,153 shares) is lower than the original number of shares allocated to the share pool as some participants had left the company before the release conditions of the programme were met.

NOVO NORDISK ANNUAL REPORT 2015

CONSOLIDATED FINANCIAL STATEMENTS | 89

5.1 SHARE-BASED PAYMENT SCHEMES (CONTINUED)

OUTSTANDING RESTRICTED STOCK UNITS	2015	2014
Outstanding at the beginning of the year	7,960,080	10,528,372
Released restricted stock units to employees	0	(24,500)
Released shares from 2011 Management pools[1]	(1,787,640)	(3,341,692)
Released shares from 2012–2014 management pools[2]	(120,638)	
Cancelled shares from Management pool[1]	(152,097)	(178,872)
Shares allocated to Management pools	1,258,931	976,772
Outstanding at the end of the year	**7,158,636**	7,960,080

1. Includes 10,000 shares released and 2,190 shares cancelled related to Management pools from previous years.
2. Realised 2012–2014 programme following the partial divestment of NNIT A/S.

EXERCISABLE SHARE OPTIONS	2015	2014
Exercisable at the beginning of the year	955,570	2,801,920
Exercised	(930,570)[1]	(1,787,350)
Cancelled	(25,000)	(59,000)
Exercisable at the end of the year	**0**	955,570[2]

1. For exercised share options, the average market price of Novo Nordisk B shares for the trading period 30 January to 13 February 2015 was DKK 285 per share.
2. Average exercise price per option (excluding restricted stock units) amounted to DKK 35 in 2014, and calculated fair value per option amounted to DKK 225 in 2014.

OUTSTANDING RESTRICTED STOCK UNITS	Issued[1]	Released[2]	Cancelled (accumulated)	Outstanding	Value at launch date DKK million	Vesting date
Restricted stock units to employees						
2013 Restricted stock units	2,370,000	–	–	2,370,000		1/04/16
Outstanding restricted stock units to employees at the end of 2015	2,370,000	–	–	2,370,000		
Shares allocated to joint pools for Senior Management Board						
2011 Shares allocated to joint pool	448,560	(448,560)	–	0	57	Q1 2015
2012 Shares allocated to joint pool	487,730	(10,435)	–	477,295	73	Q1 2016
2013 Shares allocated to joint pool	254,513	(8,993)	–	245,520	51	Q1 2017
2014 Shares allocated to joint pool	293,044	(9,369)	–	283,675	66	Q1 2018
2015 Shares allocated to joint pool[3]	378,943			378,943	108	Q1 2019
Outstanding shares in joint pool for Senior Management Board	1,862,790	(477,357)	–	1,385,433		
Shares allocated to pools for management group below Senior Management Board						
2011 Shares allocated to pool	1,485,665	(1,329,080)	(156,585)	0	188	Q1 2015
2012 Shares allocated to pool	1,559,235	(35,160)	(168,922)	1,355,153	234	Q1 2016
2013 Shares allocated to pool	622,190	(22,620)	(54,701)	544,869	126	Q1 2017
2014 Shares allocated to pool	683,728	(34,061)	(26,474)	623,193	155	Q1 2018
2015 Shares allocated to pool[3]	879,988	–	–	879,988	251	Q1 2019
Outstanding shares in pool for management group below Senior Management Board	5,230,806	(1,420,921)	(406,682)	3,403,203		
Outstanding at the end of 2015	9,463,596	(1,898,278)	(406,682)	**7,158,636**		

1. All restricted stock units and shares allocated to Management pools are hedged by treasury shares.
2. Released shares from 2012 to 2014 Management pools relates to NNIT A/S employees following the Initial Public Offering of NNIT A/S.
3. 2015 programme released subsequent to approval of the Annual Report 2015 on 2 February 2016. The programme includes former members of Senior Management Board with a total value of DKK 16.2 million.

NOVO NORDISK ANNUAL REPORT 2015

90 | CONSOLIDATED FINANCIAL STATEMENTS

5.2 MANAGEMENT'S HOLDINGS OF NOVO NORDISK SHARES

The internal rules for trading in Novo Nordisk securities by board members, executives and certain employees only permit trading in the 15-calendar-day period following each quarterly announcement.

MANAGEMENT'S HOLDING OF SHARES	At the beginning of the year[1]	Additions during the year	Sold/transferred during the year	At the end of the year	Market value[2] DKK million
Göran Ando	13,000			13,000	5.2
Bruno Angelici	2,500			2,500	1.0
Jeppe Christiansen	–	3,529		3,529	1.4
Liz Hewitt	2,725			2,725	1.1
Liselotte Hyveled	3,855	2,030	(937)	4,948	2.0
Thomas Paul Koestler	16,000	2,000		18,000	7.2
Anne Marie Kverneland	11,099		(628)	10,471	4.2
Sylvie Grégoire	–	875		875	0.3
Søren Thuesen Pedersen	1,615			1,615	0.6
Eivind Kolding	–	3,850		3,850	1.5
Stig Strøbæk	1,950			1,950	0.8
Mary Szela	–	935		935	0.4
Board of Directors in total	52,744	13,219	(1,565)	64,398	25.7
Lars Rebien Sørensen	354,850	37,515		392,365	156.9
Jesper Brandgaard	186,205	25,010	(25,010)	186,205	74.5
Maziar Mike Doustdar	13,815	4,065		17,880	7.2
Lars Fruergaard Jørgensen	95,855	12,505	(7,000)	101,360	40.5
Jerzy Gruhn	2,600	47,505	(4,500)	45,605	18.2
Jesper Høiland	60,015	12,505		72,520	29.0
Jakob Riis	72,145	12,505		84,650	33.9
Mads Krogsgaard Thomsen	279,135	26,830	(25,610)	280,355	112.1
Henrik Wulff	64,105	12,505	(2,800)	73,810	29.5
Executive Management in total	1,128,725	190,945	(64,920)	1,254,750	501.8
Other members of the Senior Management Board	554,337	242,570	(95,690)	701,217	280.4
Joint pool for Executive Management and other members of the Senior Management Board[3]	1,110,309	329,309	(347,898)	1,091,720[4]	436.6
Total	2,846,115	776,043	(510,073)	**3,112,085**	1,244.5

1. Following the change in the Board of Directors and the retirement of members of Executive Management and the Senior Management Board, the holding of shares at the beginning of the year has been updated compared with the Annual Report 2014.
2. Calculation of the market value is based on the quoted share price of DKK 399.90 at the end of the year.
3. The annual allocation to the joint pool is locked up for three years before it is transferred to the participants employed at the end of each three-year period. Based on the split of participants when the joint pool was established, approximately 50% of the pool will be allocated to the members of Executive Management and approximately 50% to other members of the Senior Management Board. In the lock-up period, the joint pool may potentially be reduced in the event of lower-than-planned value creation in subsequent years.
4. Joint pool includes the 2012 programme released on 2 February 2016 and excludes 293,713 shares assigned to retired Executive Management and Senior Management Board members.

NOVO NORDISK ANNUAL REPORT 2015

CONSOLIDATED FINANCIAL STATEMENTS | 91

5.3 COMMITMENTS

Commitments

Total contractual obligations and recognised non-current debt can be specified as follows (payments due by period):

2015

DKK million	Within 1 year	1–3 years	3–5 years	More than 5 years	Total
Retirement benefit obligations	71	134	118	863	1,186
Total non-current liabilities recognised in the Balance sheet	*71*	*134*	*118*	*863*	*1,186*
Operating leases[1]	1,084	1,631	1,248	2,390	6,353
Purchase obligations	4,421	1,769	795	112	7,097
Research and development obligations	1,586	691	180	–	2,457
Total obligations not recognised in the Balance sheet	*7,091*	*4,091*	*2,223*	*2,502*	*15,907*
Total contractual obligations	7,162	4,225	2,341	3,365	**17,093**

2014

DKK million	Within 1 year	1–3 years	3–5 years	More than 5 years	Total
Retirement benefit obligations	52	98	88	793	1,031
Total non-current liabilities recognised in the Balance sheet	*52*	*98*	*88*	*793*	*1,031*
Operating leases[1]	1,060	1,613	1,260	2,356	6,289
Purchase obligations	2,175	1,551	1,061	–	4,787
Research and development obligations	1,896	1,490	305	–	3,691
Total obligations not recognised in the Balance sheet	*5,131*	*4,654*	*2,626*	*2,356*	*14,767*
Total contractual obligations	5,183	4,752	2,714	3,149	15,798

1. No material finance lease obligations exist in 2015 and 2014.

The operating lease commitments are related to non-cancellable operating leases primarily for premises, company cars and office equipment. Approximately 78% of the commitments are related to leases outside Denmark. The lease costs for 2015 and 2014 were DKK 1,293 million and DKK 1,310 million respectively.

The purchase obligations primarily relate to purchase agreements regarding medical equipment and consumer goods. Novo Nordisk expects to fund these commitments with existing cash and cash flow from operations.

Research and development obligations entail uncertainties in relation to the period in which payments are due because a proportion of the obligations are dependent on milestone achievements. The due periods disclosed are based on Management's best estimate. Novo Nordisk has engaged in research and development projects with a number of external enterprises. Most of these obligations relate to the cardiovascular outcomes study for Tresiba®, the DEVOTE programme.

DKK million	2015	2014
Other guarantees	748	960
Other guarantees primarily relate to guarantees issued by Novo Nordisk in relation to rented property		
Security for debt	78	237
Land, buildings and equipment etc at carrying amount		

World Diabetes Foundation (WDF)

At the Annual General Meeting in 2008, a new donation was agreed to by the shareholders. According to this agreement, Novo Nordisk is obliged to make annual donations to the Foundation in the period 2011–2017 of 0.125% of the net insulin sales of the Group in the preceding financial year.

The annual donation in the period 2012–2017 will not exceed the lower of DKK 80 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question.

In 2015, the donation amounts to DKK 78 million (DKK 66 million in 2014 and DKK 64 million in 2013), which is recognised in Administrative costs in the Income statement.

Disclosure regarding change of control

The EU Takeover Bids Directive, as partially implemented by the Danish Financial Statements Act, contains certain rules relating to listed companies on disclosure of information that may be of interest to the market and potential takeover bidders, in particular in relation to disclosure of change of control provisions.

The company's A shares are not listed and are held by Novo A/S, a Danish public limited liability company wholly owned by the Novo Nordisk Foundation. According to the Articles of Association of the Foundation, the A shares cannot be divested. For information on the ownership structure of Novo Nordisk, please refer to 'Shares and capital structure' on pp 44–45. For information on change of control clauses in share option programmes, please refer to note 5.1, 'Share-based payment schemes', and in relation to employee contracts for Executive Management of Novo Nordisk, please refer to 'Remuneration' on pp 49–51.

In addition, Novo Nordisk discloses that the Group does not have any significant agreements to which the Group is a party and which take effect, alter or terminate upon a change of control of the Group following implementation of a takeover bid.

NOVO NORDISK ANNUAL REPORT 2015

92 | CONSOLIDATED FINANCIAL STATEMENTS

5.4 RELATED PARTY TRANSACTIONS

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark), which owns 27.0% of the share capital in Novo Nordisk A/S, representing 75.0% of the total number of votes, excluding treasury shares. The remaining shares are widely held. The ultimate parent of the Group is the Novo Nordisk Foundation (incorporated in Denmark). Both entities are considered related parties.

Being an associated company of Novo Nordisk A/S, NNIT A/S is considered a related party. Other related parties are considered to be the Novozymes Group and Xellia Pharmaceuticals due to joint ownership, associated companies and Management of Novo Nordisk A/S.

Novo Nordisk A/S did not acquire new B shares from Novo A/S in 2014 or 2015.

In 2013, Novo Nordisk A/S acquired 12,750,000 B shares, worth DKK 2.5 billion, from Novo A/S as part of the DKK 14.0 billion share repurchase programme. The transaction price was DKK 196.4 per share and was calculated as the average market price from 1 May to 3 May 2013 in the open window following the announcement of the financial results for the first quarter of 2013.

The Group has had the following material transactions with related parties, (income)/expense:

DKK million	2015	2014	2013
Novo Nordisk Foundation			
Donations to Steno Diabetes Center A/S via Novo Nordisk	(69)	(51)	(45)
Services provided by Novo Nordisk	(3)	–	–
Novo A/S			
Services provided by Novo Nordisk	(3)	(5)	(4)
Purchase of Novo Nordisk B shares	–	–	2,504
Sale of NNIT A/S B shares	(797)	–	–
NNIT A/S[1]			
Services provided by Novo Nordisk	(32)	–	–
Services provided by NNIT A/S	1,316	–	–
Novozymes			
Services provided by Novo Nordisk	(185)	(189)	(214)
Services provided by Novozymes	165	142	109
Xellia Pharmaceuticals			
Services provided by Novo Nordisk	(11)	(28)	–

1. Amounts stated for 2015 regard services provided during the entire year. Before the partial divestment of NNIT A/S in March 2015 NNIT A/S was consolidated as a fully owned subsidiary.

There have not been any transactions with the Board of Directors or Executive Management of NNIT A/S, Novo Nordisk A/S, Novozymes A/S, Novo A/S, the Novo Nordisk Foundation, Xellia Pharmaceuticals ApS or associated companies. For information on remuneration to the Management of Novo Nordisk, please refer to 'Remuneration' on pp 49–51 and note 2.4, 'Employee costs'. There have not been and are no loans to the Board of Directors or Executive Management in 2015, 2014 or 2013.

There are no material unsettled transactions with related parties at the end of the year.

5.5 FEE TO STATUTORY AUDITORS

DKK million	2015	2014	2013
Statutory audit	24	24	24
Audit-related services	4	4	4
Tax advisory services	8	8	11
Other services	7	11	5
Total fee to statutory auditors	**43**	47	44

NOVO NORDISK ANNUAL REPORT 2015

CONSOLIDATED FINANCIAL STATEMENTS | 93

5.6 COMPANIES IN THE NOVO NORDISK GROUP

Activity: • Sales and marketing • Production • Research and development • Services/investments

Parent company

Company and country	Percentage of shares owned	Activity: Sales and marketing	Activity: Production	Activity: Research and development	Activity: Services/investments
Novo Nordisk A/S, Denmark	–	•	•	•	•

Subsidiaries by region

Europe

Company and country	Percentage of shares owned	Activity: Sales and marketing	Activity: Production	Activity: Research and development	Activity: Services/investments
Novo Nordisk Pharma GmbH, Austria	100	•			
S.A. Novo Nordisk Pharma N.V., Belgium	100	•			
Novo Nordisk Pharma d.o.o., Bosnia-Hercegovina	100	•			
Novo Nordisk Pharma EAD, Bulgaria	100	•			
Novo Nordisk Hrvatska d.o.o., Croatia	100	•			
Novo Nordisk s.r.o., Czech Republic	100	•			
Novo Nordisk Pharmatech A/S, Denmark	100	•	•		
Novo Nordisk Region Europe A/S, Denmark	100				•
Steno Diabetes Center A/S, Denmark	100			•	•
Novo Nordisk Farma OY, Finland	100	•			
Novo Nordisk, France	100	•			
Novo Nordisk Production SAS, France	100		•		
Novo Nordisk Pharma GmbH, Germany	100	•			
Novo Nordisk Hellas Epe., Greece	100	•			
Novo Nordisk Hungária Kft., Hungary	100	•			
Novo Nordisk Limited, Ireland	100	•			
Novo Nordisk S.P.A., Italy	100	•			
UAB Novo Nordisk Pharma, Lithuania	100	•			
Novo Nordisk Farma dooel, Macedonia	100	•			
Novo Nordisk B.V., Netherlands	100	•			
Novo Nordisk Scandinavia AS, Norway	100	•			
Novo Nordisk Pharmaceutical Services Sp. z.o.o., Poland	100	•			
Novo Nordisk Comércio Produtos Farmacêuticos Lda., Portugal	100	•			
Novo Nordisk Farma S.R.L., Romania	100	•			
Novo Nordisk Pharma d.o.o. Belgrade (Serbia), Serbia	100	•			
Novo Nordisk Slovakia s.r.o., Slovakia	100	•			
Novo Nordisk, d.o.o., Slovenia	100	•			
Novo Nordisk Pharma S.A., Spain	100	•			
Novo Nordisk Scandinavia AB, Sweden	100	•			
Novo Nordisk Health Care AG, Switzerland	100	•			•
Novo Nordisk Pharma AG, Switzerland	100	•			
Novo Nordisk Holding Limited, United Kingdom	100				•
Novo Nordisk Limited, United Kingdom	100	•			

North America

Company and country	Percentage of shares owned	Activity: Sales and marketing	Activity: Production	Activity: Research and development	Activity: Services/investments
Novo Nordisk Canada Inc., Canada	100	•			
Novo Nordisk Invest 3 A/S, Denmark	100				•
Novo Nordisk US Bio Production, Inc., United States	100		•		
Novo Nordisk US Holdings Inc., United States	100				•
Novo Nordisk Pharmaceutical Industries Inc., United States	100		•		
Novo Nordisk Inc., United States	100	•			
Novo Nordisk Research Center Indianapolis, Inc., United States	100			•	

Japan & Korea

Company and country	Percentage of shares owned	Activity: Sales and marketing	Activity: Production	Activity: Research and development	Activity: Services/investments
Novo Nordisk Region Japan & Korea A/S, Denmark	100				•
Novo Nordisk Pharma Ltd., Japan	100	•	•		
Novo Nordisk Pharma Korea Ltd., South Korea	100	•			

International Operations

Company and country	Percentage of shares owned	Activity: Sales and marketing	Activity: Production	Activity: Research and development	Activity: Services/investments
Aldaph SpA, Algeria	100	•	•		
Novo Nordisk Pharma Argentina S.A., Argentina	100	•			
Novo Nordisk Pharmaceuticals Pty. Ltd., Australia	100	•			
Novo Nordisk Pharma (Private) Limited, Bangladesh	100	•			
Novo Nordisk Produção Farmacêutica do Brasil Ltda., Brazil	100		•		
Novo Nordisk Farmacêutica do Brasil Ltda., Brazil	100	•			
Novo Nordisk Farmacêutica Limitada, Chile	100	•			
Novo Nordisk Colombia SAS, Colombia	100	•			
Novo Nordisk Pharma Operations A/S, Denmark	100				•
Novo Nordisk Region International Operations A/S, Denmark	100				•
Novo Nordisk Egypt LLC, Egypt	100	•			
Novo Nordisk India Private Limited, India	100	•			
Novo Nordisk Service Centre (India) Pvt. Ltd., India	100				•
PT. Novo Nordisk Indonesia, Indonesia	100	•			
Novo Nordisk Pars, Iran	100	•			
Novo Nordisk Ltd, Israel	100	•			
Novo Nordisk Pharma SARL, Lebanon	100	•			
Novo Nordisk Pharma (Malaysia) Sdn Bhd, Malaysia	100	•			
Novo Nordisk Pharma Operations (BASEA) Sdn Bhd, Malaysia	100				•
Novo Nordisk Mexico S.A. de C.V., Mexico	100	•			
Novo Nordisk Servicios Profesionales S.A. de C.V., Mexico	100				•
Novo Nordisk Farmacéutica S.A. de C.V., Mexico	100				•
Novo Nordisk Pharma SAS, Morocco	100	•			
Novo Nordisk Pharmaceuticals Ltd., New Zealand	100	•			
Novo Nordisk Pharma Limited, Nigeria	100	•			
Novo Nordisk Pharma (Private) Limited, Pakistan	100	•			
Novo Nordisk Pharmaceuticals (Philippines) Inc., Philippines	100	•			
Novo Nordisk Limited Liability Company, Russia	100	•			
Novo Nordisk Production Support LLC, Russia	100		•		
Novo Investment Pte Limited, Singapore	100				•
Novo Nordisk Pharma (Singapore) Pte Ltd., Singapore	100	•			
Novo Nordisk (Pty) Limited, South Africa	100	•			
Novo Nordisk Region International Operations AG, Switzerland	100				•
Novo Nordisk Pharma (Thailand) Ltd., Thailand	49	•			
Novo Nordisk Tunisie SARL, Tunisia	100	•			
Novo Nordisk Saglik Ürünleri Tic. Ltd. Sti., Turkey	100	•			
Novo Nordisk Pharma Gulf FZ-LLC, United Arab Emirates	100	•			
Novo Nordisk Venezuela Casa de Representación C.A., Venezuela	100	•			

Region China

Company and country	Percentage of shares owned	Activity: Sales and marketing	Activity: Production	Activity: Research and development	Activity: Services/investments
Novo Nordisk (China) Pharmaceuticals Co., Ltd., China	100	•	•		
Beijing Novo Nordisk Pharmaceuticals Science & Technology Co., Ltd., China	100			•	
Novo Nordisk Region China A/S, Denmark	100				•
Novo Nordisk Hong Kong Limited, Hong Kong	100	•			
Novo Nordisk Pharma (Taiwan) Ltd., Taiwan	100	•			

Other subsidiaries and associated companies

Company and country	Percentage of shares owned	Activity: Sales and marketing	Activity: Production	Activity: Research and development	Activity: Services/investments
NNIT A/S, Denmark	25.5				•
NNE Pharmaplan A/S[1], Denmark	100				•

1. In addition to the companies listed above, NNE Pharmaplan A/S has its own subsidiaries.

NOVO NORDISK ANNUAL REPORT 2015

94 | CONSOLIDATED FINANCIAL STATEMENTS

5.7 FINANCIAL DEFINITIONS

ADR
An American Depositary Receipt (or ADR) represents ownership in the shares of a non-US company and trades in US financial markets.

Basic earnings per share (EPS)
Net profit divided by the average number of shares outstanding.

Diluted earnings per share
Net profit divided by average number of shares outstanding, including the dilutive effect of the outstanding restricted stock units.

Effective tax rate
Income taxes as a percentage of profit before income taxes.

Equity ratio
Total equity at year-end as a percentage of total assets at year-end.

Gross margin
Gross profit as a percentage of sales.

Net profit margin
Net profit as a percentage of sales.

Number of shares outstanding
The total number of shares, excluding the holding of treasury shares.

Operating margin
Operating profit as a percentage of sales.

Other comprehensive income (OCI)
Other comprehensive income comprises all items recognised in Equity for the year other than those related to transactions with owners of the company. Examples of items that are required to be presented in OCI are:

- Exchange rate adjustments of investments in subsidiaries
- Remeasurements of defined benefit plans
- Changes in fair value of financial instruments in a cash flow hedge.

Payout ratio
Total dividends for the year as a percentage of net profit.

Return on equity (ROE)
Net profit for the year as a percentage of shareholders' equity (average).

Non-IFRS financial measures
In the Annual Report, Novo Nordisk discloses certain financial measures of the Group's financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner, and may thus not be comparable with such measures.

The non-IFRS financial measures presented in the Annual Report are:

- Cash to earnings
- Financial resources at the end of the year
- Free cash flow
- Operating profit after tax to net operating assets
- Underlying sales growth in local currencies.

Cash to earnings
Cash to earnings is defined as 'free cash flow as a percentage of net profit'.

Financial resources at the end of the year
Financial resources at the end of the year is defined as the sum of cash and cash equivalents at the end of the year, bonds with original term to maturity exceeding three months and undrawn committed credit facilities.

Free cash flow
Novo Nordisk defines free cash flow as 'net cash generated from operating activities' less 'net cash used in investing activities' excluding 'net change in marketable securities'.

Net asset value per share
Defined as the company value per share, calculated by dividing the total net asset value of Novo Nordisk A/S by the number of shares outstanding.

Operating profit after tax to net operating assets (OPAT/NOA)
Operating profit after tax to net operating assets is defined as 'operating profit after tax (using the effective tax rate) as a percentage of average inventories, receivables, property, plant and equipment, intangible assets and deferred tax assets less non-interest-bearing liabilities including provisions and deferred tax liabilities (where average is the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two)'.

Underlying sales growth in local currencies
Underlying sales growth in local currencies is defined as sales for the year measured at prior-year average exchange rates compared with sales for the prior year measured at prior-year average exchange rates.

NOVO NORDISK ANNUAL REPORT 2015

Part of Management's review QUARTERLY FINANCIAL FIGURES 2014 AND 2015 | 95

QUARTERLY FINANCIAL FIGURES 2014 AND 2015

	2014				2015			
DKK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	20,343	21,629	22,249	24,585	25,200	27,059	26,792	28,876
Sales by business segment:								
New-generation insulin	80	141	175	262	271	330	376	461
Modern insulin (insulin analogues)	9,377	10,351	10,641	11,168	11,498	12,604	12,500	13,562
Human insulin	2,573	2,475	2,478	2,772	2,897	2,784	2,772	2,778
Victoza®	2,916	3,059	3,441	4,010	3,957	4,486	4,680	4,904
Other diabetes and obesity care	1,013	1,031	953	1,064	1,195	1,075	1,223	1,237
Diabetes and obesity care total	15,959	17,057	17,688	19,276	19,818	21,279	21,551	22,942
Haemophilia	2,255	2,327	2,112	2,610	2,734	2,757	2,371	2,785
Norditropin®	1,500	1,509	1,686	1,811	1,830	2,083	1,842	2,065
Other biopharmaceuticals	629	736	763	888	818	940	1,028	1,084
Biopharmaceuticals total	4,384	4,572	4,561	5,309	5,382	5,780	5,241	5,934
Sales by geographical segment:								
North America	9,265	10,561	11,133	12,164	12,455	14,325	14,415	15,662
Europe	4,703	4,989	5,045	5,413	4,977	5,222	5,200	5,399
International Operations	3,032	2,968	2,938	3,602	3,684	3,884	3,406	3,992
Region China	2,171	1,947	1,881	2,089	2,847	2,284	2,415	2,325
Japan & Korea	1,172	1,164	1,252	1,317	1,237	1,344	1,356	1,498
Gross profit	16,877	17,958	18,823	20,586	21,326	23,200	22,945	24,268
Sales and distribution costs	5,086	5,559	5,899	6,679	6,147	7,175	6,951	8,039
Research and development costs	3,168	3,075	3,654	3,865	3,250	3,035	3,289	4,034
Hereof costs related to discontinuation of activities within inflammatory disorders	–	–	*600*	–	–	–	–	–
Administrative costs	805	795	870	1,067	854	887	952	1,164
Other operating income, net	215	204	169	182	2,782	379	227	94
Non-recurring income from the partial divestment of NNIT A/S	–	–	–	–	*2,376*	–	–	–
Operating profit	8,033	8,733	8,569	9,157	13,857	12,482	11,980	11,125
Net financials	268	256	(115)	(805)	(1,372)	(1,934)	(1,844)	(811)
Profit before income taxes	8,301	8,989	8,454	8,352	12,485	10,548	10,136	10,314
Income taxes	1,843	1,995	1,954	1,823	2,609	2,205	1,753	2,056
Net profit	6,458	6,994	6,500	6,529	9,876	8,343	8,383	8,258
Depreciation, amortisation and impairment losses	657	667	1,183	928	663	648	633	1,015
Total assets	63,241	63,681	71,283	77,062	77,457	81,313	85,195	91,799
Total equity	33,583	36,661	37,967	40,294	32,108	39,111	43,109	46,969
FINANCIAL RATIOS								
As percentage of sales								
Sales and distribution costs	25.0%	25.7%	26.5%	27.2%	24.4%	26.5%	25.9%	27.8%
Research and development costs	15.6%	14.2%	16.4%	15.7%	12.9%	11.2%	12.3%	14.0%
Administrative costs	4.0%	3.7%	3.9%	4.3%	3.4%	3.3%	3.6%	4.0%
Gross margin[1]	83.0%	83.0%	84.6%	83.7%	84.6%	85.7%	85.6%	84.0%
Operating margin[1]	39.5%	40.4%	38.5%	37.2%	55.0%	46.1%	44.7%	38.5%
Equity ratio[1]	53.1%	57.6%	53.3%	52.3%	41.5%	48.1%	50.6%	51.2%
SHARE RATIOS								
Basic earnings per share/ADR (in DKK)[1]	2.44	2.66	2.49	2.51	3.80	3.24	3.27	3.25
Diluted earnings per share/ADR (in DKK)	2.43	2.66	2.47	2.51	3.79	3.23	3.26	3.24
Average number of shares outstanding (million) – basic	2,642	2,629	2,614	2,600	2,597	2,578	2,566	2,553
Average number of shares outstanding (million) – diluted	2,653	2,637	2,622	2,608	2,604	2,584	2,572	2,560
EMPLOYEES								
Number of full-time employees at the end of the period	39,579	40,226	40,700	40,957	39,062	39,658	40,261	40,638

1. For definitions, please refer to p 94.

NOVO NORDISK ANNUAL REPORT 2015

96 | CONSOLIDATED SOCIAL STATEMENT Supplementary information

STATEMENT OF SOCIAL PERFORMANCE
FOR THE YEAR ENDED 31 DECEMBER

	Note	2015	2014	2013
PATIENTS				
Patients reached with Novo Nordisk diabetes care products (estimate in million)	2.1	26.8	24.4	24.3
Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy	2.2	23	32	35
Donations (DKK million)	2.3	97	84	83
Animals purchased for research	2.4	67,240	64,533	72,662
New patent families (first filings)	2.5	77	93	77
EMPLOYEES				
Employees (total)	3.1	41,122[1]	41,450	38,436
Employee turnover	3.1	9.2%	9.0%	8.1%
Working the Novo Nordisk Way (scale 1–5)		4.3	4.3	4.4
Gender in Management (men/women)	3.1	59%/41%	60%/40%	61%/39%
Frequency of occupational accidents (number/million working hours)	3.2	3.0	3.2	3.5
ASSURANCE				
Relevant employees trained in business ethics		98%	98%	97%
Business ethics reviews		49	42	45
Fulfilment of action points from facilitations of the Novo Nordisk Way	4.1	94%	95%	96%
Supplier audits	4.2	240	224	221
Product recalls	4.3	2	2	6
Failed inspections	4.4	0	0	0
Company reputation (scale 0–100)	4.5	82.4	80.8	82.9[2]

1. 2015 data exclude employees in NNIT A/S, which was divested in 2015.
2. Data for people with diabetes and employees are not included due to lack of availability.

NOVO NORDISK ANNUAL REPORT 2015

NOVO NORDISK ANNUAL REPORT2015 Supplementary information CONSOLIDATED SOCIAL STATEMENT 97 Generalreportingstandardsandprinciples TheConsolidated socialstatement has been prepared inaccordance withthe Danish Financial Statements Act (FSA), sections 99a and 99b. Section 99a requires NovoNordiskto account for the company’s activities relating to social responsibility, reporting on business strategies, and activities in the areas of human rights, labour standards, environment, anti-corruption and climate.Section99brequiresNovoNordisktoaccount forthegender diversity atBoardlevelbyreporting ontargets and policiesensuring increased gender diversity over time. Companies that subscribe to the UNGlobal Compact and annually submit theirCommunication onProgresswill be incompliance with theFSA,provided that the annual reportincludes a reference towhere the information has been made publicly available . Read Novo Nordisk’s Communication on Progress 2015 at novonordisk.com/annualreport and on theUNGlobal Compact’swebsite at unglobalcompact.org/COP. Novo Nordisk adheres to the following internationally recognised voluntary reporting standards and principles (for overview, read more on p113): • UNGlobal Compact.Asa signatory totheUNGlobal Compact, a strategic policy initiative for businesses that are committed to aligning their operations and strategies with 10 universally accepted principles in the areas of human rights, labour, environment and anti-corruption, Novo Nordiskreportsonprogressduring 2015 initsCommunication onProgress, which can be found at novonordisk.com/annualreport. As a member of UNGlobal Compact LEAD,a platform fora selectgroup of companies to drive leadership to the next generation of sustainability performance, NovoNordiskdemonstrates itssustainability governance and management processes through the Blueprint for Corporate Sustainability Leadership, which isalsopartoftheCommunication onProgress. SECTION 1 BASIS OFPREPARATION • AA1000 framework foraccountability.Theframework (AA1000APS(2008) and AA1000AS(2008)) states that reporting must provide a complete, accurate, relevant and balanced picture of the organisation’s approach to and impact onsociety. ToNovoNordisk,AA1000APS(2008) isa component in creating a generally applicable approach to assessing and strengthening the credibility of the Group’s public reporting of social and environmental information . Novo Nordisk’sassurance processhas been designed toensure that the qualitative and quantitative information that documents the social and environmental dimensions of performance as well as the systems that underpin the data and performance are assured. Theprinciples outlined in AA1000APS(2008) have been applied asdescribedbelow. Inclusivity Asa pharmaceutical business with global reach, NovoNordiskiscommitted to being accountable to those stakeholders who are impacted by the organisation.NovoNordiskmaps itsstakeholders and has processesinplace to ensure inclusion of stakeholder concerns and expectations. In addition, Novo Nordisk continuously develops its stakeholder engagement and sustainability capacity atcorporateand affiliate levels. Materiality Key issues are identified through ongoing stakeholder engagement and trendspotting, and areaddressed by programmes oraction plans with clear and measurable targets. Long-term targets are set toguide performance in strategic areas.Theissuespresented intheannual reportaredeemed tohave a significant impact on the Group’s future business performance and may supportstakeholders intheirdecision-making. NOTES PATIENTS, EMPLOYEES ANDASSURANCE In the Consolidated social statement, Novo Nordisk reports on three dimensions of performance: patients, employees and assurance. Progress is reportedon two long-term targets: reach more patients with diabetes care productsand ensurethat theorganisation isworking theNovoNordiskWay. Tosupport the long-term targets the social statement contains additional performance information of strategic importance, such as least developed countriesbuying insulin according tothedifferential pricing policy,employee turnover,gender diversity,training of employees in business ethics, supplier audits and productquality. Access to qualitycare Novo Nordisk’s long-term target to reach 40 million people in 2020 with its diabetes care products is intended to enhance access to quality care. Thiscommitment ispursued through a focus on product innovation and a promise toalways provide affordable insulin. Thegraph on the right shows the expanded reach of NovoNordisk’sproducts: an estimated 26.8 million patients with diabetes worldwide, compared with 24.4 million in2014. This growth reflects increased sales of human insulin in low-and middle-income countriesand modern and new-generation insulins globally. Differentialpricingpolicy NovoNordisk sold human insulin according to the company’s differential pricing policy in 23 of the world’s48 poorest countries, compared with 32 countriesin2014.Thedecline isattributed tofewer insulin tendersin2015, and lackofresponsetotheoffer. 0 6 12 18 24 30 Million 2014 2015 PATIENTS REACHED WITH DIABETES CAREPRODUCTS 23 LDC COUNTRIES, DOWN FROM 32 IN2014 Basis ofpreparation AssurancePatients Employees

98 | CONSOLIDATED SOCIAL STATEMENT Supplementary information

Responsiveness
The report reaches out to a wide range of stakeholders, each with their specific needs and interests. To most stakeholders, however, the annual report is just one element of interaction and communication with the company. The annual report reflects how the company is managing operations in ways that respond to and consider stakeholder concerns and interests.

In addition, Novo Nordisk uses the content elements and guiding principles of the International Integrated Reporting Framework, <IR>, developed by the International Integrated Reporting Council to guide the reporting.

Applying materiality

It is Novo Nordisk's responsibility to ensure that Management priorities and those areas in which the Group has significant impact are addressed. Issues with respect to social and environmental reporting are prioritised, and the issues considered most material are included in the annual report.

In assessing which information to include in the annual report, legal requirements and disclosure commitments made by Novo Nordisk are considered. Furthermore, it is assessed whether information is tied directly or indirectly to Novo Nordisk's ability to create value. Short- and long-term value creation is taken into consideration.

The outcomes of formal reviews, research, stakeholder engagement and internal materiality discussions are presented as a proposal for annual reporting content to Executive Management and the Board of Directors.

The conclusion from the external assurance provider is available in the Independent assurance report on p 111.

Principles of consolidation

The Consolidated social statement and disclosures cover the Novo Nordisk Group comprising Novo Nordisk A/S and entities controlled by Novo Nordisk A/S.

SOCIAL ACCOUNTING POLICIES

The accounting policies set out below and in the notes have been applied consistently in the preparation of the Consolidated social statement for all the years presented with the following exceptions.

Changes to accounting policies and disclosures

The following disclosure changes have been made to align with Management priorities:

- 'Diverse senior management teams' is replaced by 'Gender in Management (men/women)' to reflect the updated policy focus on all managerial levels. External reporting on diversity in terms of nationality has been discontinued as it is not legal in the US to record employees' nationality. Ensuring a diverse workforce remains a focus area for Novo Nordisk.
- 'Warning Letters and re-inspections' is replaced by 'Failed inspections' for consistency with conformance indicators.
- 'Company reputation' is reported using a new methodology covering more stakeholders.

OTHER ACCOUNTING POLICIES

Working the Novo Nordisk Way
Working the Novo Nordisk Way is an employee assessment measured on a scale of 1–5, with 5 being the best, and is a simple average of respondents' answers to all mandatory questions in the annual employee survey, eVoice, covering the Novo Nordisk Way. For 2015, the eVoice response rate was 91%, compared with 94% in 2014.

Relevant employees trained in business ethics
The mandatory business ethics training is based on globally applicable e-learning, standard operating procedures (SOPs) and related tests released annually by the Novo Nordisk Business Ethics Compliance Office. The target groups for the individual SOPs vary in size and are defined by Novo Nordisk in each SOP. The target groups are all employees in Novo Nordisk at the end of the reporting period except employees on leave, student assistants, PhDs and post docs. The percentage of employees completing the training is calculated as the percentage of completion of both the SOPs and the related tests, based on internal registrations.

Business ethics reviews
The number of business ethics reviews is recorded as the number of conducted business ethics reviews performed by Group Internal Audit in affiliates, production sites and headquarter areas. Furthermore, the number includes other business ethics assurance activities such as trend reports and third-party reviews.

SECTION 2 PATIENTS

2.1 PATIENTS REACHED WITH NOVO NORDISK DIABETES CARE PRODUCTS (ESTIMATE)

Accounting policies

The number of full-year patients reached with Novo Nordisk diabetes care products, except devices and PrandiMet®, is estimated by dividing Novo Nordisk's annual sales volume by the annual usage dose per patient for each product class as defined by the WHO. PrandiMet® is not included as no WHO-defined dosage exists.

The WHO-defined daily dosage has not changed since 1982 and it may not reflect the recommended or prescribed daily dose precisely. Actual doses are based on individual characteristics (eg age and weight) and pharmacokinetic considerations. Despite this uncertainty, it is Novo Nordisk's assessment that this is the most consistent way of reporting.

Development
The estimated number of full-year patients reached with Novo Nordisk's diabetes care products increased from 24.4 million in 2014 to 26.8 million in 2015. The development reflects an overall increase in the number of people treated with Novo Nordisk's insulin products and was mainly driven by human insulin (1.2 million people) and modern and new-generation insulins (0.9 million people).

2.2 LEAST DEVELOPED COUNTRIES WHERE NOVO NORDISK SELLS INSULIN ACCORDING TO THE DIFFERENTIAL PRICING POLICY

Accounting policies

Novo Nordisk has formulated a differential pricing policy for the least developed countries (LDCs) as defined by the UN. The differential pricing policy is part of Novo Nordisk's global initiative to promote access to healthcare for all LDCs. The purpose of the policy is to offer human insulin in vials to all LDCs at or below a market price of 20% of the average prices for human insulin in vials in the western world. The western world is defined as Europe (the EU, Switzerland and Norway), the US, Canada and Japan. The number of LDCs where Novo Nordisk sells human insulin in vials according to the differential pricing policy is measured by direct or indirect sales by Novo Nordisk via government tender or private market sales to wholesalers, distributors or non-governmental organisations.

NOVO NORDISK ANNUAL REPORT 2015

Supplementary information CONSOLIDATED SOCIAL STATEMENT | 99

2.2 LEAST DEVELOPED COUNTRIES WHERE NOVO NORDISK SELLS INSULIN ACCORDING TO THE DIFFERENTIAL PRICING POLICY (CONTINUED)

NUMBER OF LDCs	2015	2014	2013
Total LDCs	48	48	49
LDCs not buying according to pricing policy	3	2	3
LDCs with no sales	22	14	11
Total LDCs buying insulin according to pricing policy	**23**	32	35

Novo Nordisk sold human insulin according to the company's differential pricing policy in 23 of the world's 48 poorest countries, compared with 32 countries in 2014. The decline is attributed to fewer insulin tenders in 2015, and lack of response to the offer from governments or private wholesalers and other partners to Novo Nordisk's offer. The total number of patients treated with insulin sold at or below the differential pricing policy price was approximately 411,000 in 2015, which is a slight decrease compared with approximately 431,000 in 2014.

In 2015, an estimated 5.5 million patients were treated with insulin for less than USD 0.19 per day, compared with 4.3 million patients in 2014.

Novo Nordisk operated in Haiti, Kiribati and Myanmar, but did not sell insulin at the differential price here. The governments in those countries were offered the opportunity to buy insulin at the differential price, but the insulin sold there in 2015 was sold to the private market.

Novo Nordisk is unable to guarantee that the price at which the company sells the insulin will be reflected in the final price to the consumer. Printing the price on the actual product has been one initiative tried to avoid mark-ups on price. While Novo Nordisk prefers to sell insulin at the differential price through government tenders, the company is willing to sell to private distributors and agents.

2.3 DONATIONS

Accounting policies

Donations by Novo Nordisk to the World Diabetes Foundation and the Novo Nordisk Haemophilia Foundation are recognised as an expense when the donation is paid out or when an unconditional commitment to donate has been made. For additional information regarding the World Diabetes Foundation, please refer to note 5.3 in the Consolidated financial statements.

DONATIONS IN DKK MILLION	2015	2014	2013
World Diabetes Foundation	78	66	64
Novo Nordisk Haemophilia Foundation	19	18	19
Total donations	**97**	84	83

2.4 ANIMALS PURCHASED FOR RESEARCH

Accounting policies

Animals purchased for research is recorded as the number of animals purchased for all research undertaken by Novo Nordisk either in-house or by external contractors. The number of animals purchased is based on internal registration of purchased animals and yearly reports from external contractors.

ANIMALS PURCHASED	2015	2014	2013
Mice, rats and other rodents	65,335	62,423	69,883
Pigs	939	818	1,177
Rabbits	443	574	1,124
Dogs	214	374	238
Non-human primates	302	344	240
Other vertebrates	7	0	0
Total	**67,240**	64,533	72,662

The number of animals purchased for research in 2015 increased by 4% compared with 2014 due to an increase in early-phase research. In all, 97% of the animals purchased were rodents, and the variation in the purchase of large animals from year to year reflects the different development phases the research projects have reached.

2.5 NEW PATENT FAMILIES (FIRST FILINGS)

Accounting policies

New patent families (first filings) is recorded as the number of new patent applications that were filed during the year.

Development

A total of 77 new patent families were established in 2015, a decrease of 17% compared with filing activity in 2014, when 93 patent families were established. The decrease was due to lower patent-filing activity in Global Research.

The patent expiry dates for the product portfolio are shown in the table on the next page. The dates provided are for expiry in the US, Germany, China and Japan of patents on the active ingredient, unless otherwise indicated, and include extensions of patent term (including for paediatric extension, where applicable). For several products, in addition to the compound patent, Novo Nordisk holds other patents on manufacturing processes, formulations or uses that may be relevant for exclusivity beyond the expiration of the active ingredient patent. Furthermore, regulatory data protection may apply.

NOVO NORDISK ANNUAL REPORT 2015

100 | CONSOLIDATED SOCIAL STATEMENT Supplementary information

2.5 NEW PATENT FAMILIES (FIRST FILINGS) (CONTINUED)

MARKETED PRODUCTS IN KEY MARKETS (ACTIVE INGREDIENTS)	US	Germany	China	Japan
Diabetes care:				
NovoRapid® (NovoLog®)	Expired[1]	Expired[1]	Expired[1]	Expired[1]
NovoMix® 30 (NovoLog® Mix 70/30)	Expired[1]	Expired	Expired	Expired
Levemir®	2019	2019	Expired	2019
NovoNorm® (Prandin®)	Expired	Expired	Expired	2016
Victoza®	2022	2022	2017	2022
Tresiba®	2029[2]	2028	2024	2027
Ryzodeg®	2029[2]	2028	2024	2027
Xultophy®	2029[2]	2028	2024	2027
Obesity:				
Saxenda®	2022	2022	2017	2017
Biopharmaceuticals:				
Norditropin® (Norditropin® SimpleXx®)	2017[3]	2017[3]	2017[3]	2017[3]
NovoSeven®	Expired[4]	Expired[4]	Expired[4]	Expired[4]
NovoEight®	N/A[5]	N/A[5]	N/A[5]	N/A[5]
NovoThirteen® (TRETTEN®)	2021[6]	Expired[7]	N/A[7]	Expired[7]
Vagifem® 10 mcg	2022[8,9]	2021[8]	N/A	2021[8]

1. Formulation patent until 2017.
2. Current estimate.
3. Formulation patent providing exclusivity to the composition of excipients used in the drug products.
4. Room temperature-stable formulation patent until 2023.
5. Process patents until 2028 in China, Germany and Japan and until 2030 in the US.
6. Data protection runs until 2025.
7. Formulation patent expiring in 2016.
8. Patent covers low-dose treatment regimen.
9. Licensed to three generic manufacturers beginning in October 2016.

SECTION 3 EMPLOYEES

3.1 EMPLOYEES

Accounting policies

The number of employees is recorded as all employees except externals, employees on unpaid leave, interns, bachelor and master thesis employees, and substitutes at year-end.

The rate of turnover is measured as the number of employees, excluding temporary employees, who left the Group during the financial year compared with the average number of employees, excluding temporary employees.

Diversity in Novo Nordisk is reported as the percentage split by gender in all managerial positions and for newly appointed managers. Managerial positions are defined as all managers in Novo Nordisk (global job level incl CEO, EVP, SVP, CVP, VP, Director, Manager and Team Leader). New managers are defined as all employees who have moved to a managerial position within the last 12 months – both promoted and externally hired.

EMPLOYEES	2015	2014	2013
North America	6,439	6,465	6,162
Europe	21,871	22,136	20,286
– of which in Denmark	*17,398*	*17,664*	*16,027*
International Operations	7,304	6,666	6,054
Japan & Korea	1,119	1,086	1,084
Region China	4,389	5,097	4,850
Total employees	**41,122**	41,450	38,436
Employees (FTEs)	40,638	40,957	37,978
Employee turnover	**9.2%**	9.0%	8.1%
Increase in employees	(1%)	8%	11%
Gender in Management (men/women)	59%/41%	60%/40%	61%/39%
Share of women among newly appointed managers	44%	42%	41%

The slight decrease in the total headcount is due to the divestment of NNIT A/S in 2015. The underlying growth (5%) is in line with expectations and is primarily driven by expansion within the sales region International Operations and in the research & development and production organisations, primarily in Denmark. Employee turnover increased slightly, primarily driven by Region China.

Among employees as a whole, the gender split was 50/50 in 2015, which is the same as in 2014.

3.2 FREQUENCY OF OCCUPATIONAL ACCIDENTS

Accounting policies

The frequency of occupational accidents with absence is measured as the internally reported number of accidents for all employees (FTEs), excluding externals, employees on unpaid leave, interns, bachelor and master thesis employees, and substitutes, per million nominal working hours. An occupational accident with absence is any work-related accident causing at least one day of absence in addition to the day of the accident.

Development

In 2015, a sales representative in India died in a traffic accident while on duty. Prior to this tragic accident, Novo Nordisk had not had any fatal occupational accidents since 2011. The number of occupational accidents with absence decreased by 7% compared with 2014. The frequency of occupational accidents decreased from 3.2 per million working hours in 2014 to 3.0 per million working hours in 2015. Novo Nordisk is working with a zero-injury mindset and the long-term commitment is to continuously improve performance. Focus is on strengthening risk awareness and preventing occupational accidents for all employees.

NOVO NORDISK ANNUAL REPORT 2015

Supplementary information CONSOLIDATED SOCIAL STATEMENT | 101

SECTION 4 ASSURANCE

4.1 FULFILMENT OF ACTION POINTS FROM FACILITATIONS OF THE NOVO NORDISK WAY

Accounting policies

Facilitation is the internal audit process for assessing compliance with the Novo Nordisk Way. The assessment is based on review of documentation followed by an on-site visit where randomly selected employees and Management are interviewed. Any gaps between the Novo Nordisk Way and performance of the processes are identified and presented to Management as findings. The facilitator and Management agree on an action plan to close the findings. The percentage of fulfilment of action points arising from facilitations of the Novo Nordisk Way is measured as an average of timely closure of action points issued in the current year and the two previous years. The reason for using a three-year average as the basis for the calculation is that action lead times typically vary from a couple of months to more than a year.

FACILITATIONS AND FINDINGS	2015	2014	2013
Fulfilment of action points from facilitations of the Novo Nordisk Way	94%	95%	96%
Facilitations	65	69	75
Findings	257	213	178

A total of 65 units were facilitated covering approximately 18,500 employees, 15% of whom were interviewed. Overall, the facilitations in 2015 show a 'high level' of compliance with the Novo Nordisk Way. Corrective actions and corresponding deadlines have been agreed with local management for all findings. The main areas of improvement identified, covering 60% of the findings, concerned Essential 2 ('We set ambitious goals and strive for excellence'), Essential 7 ('We focus on personal performance and development') and Essential 9 ('We optimise the way we work and strive for simplicity'). The Essentials, of which there are 10, are the basis for implementation of the Novo Nordisk Way.

4.2 SUPPLIER AUDITS

Accounting policies

The number of supplier audits concluded by Novo Nordisk's Supplier Audit department includes the number of responsible sourcing audits and quality audits conducted in the areas of direct and indirect spend on materials.

BY TYPE OF AUDIT	2015	2014	2013
Responsible sourcing audits	28	25	25
Quality audits	212	199	196
Total supplier audits	**240**	224	221

The level of audits concluded in 2015 increased by 7% compared with 2014, which was mainly due to Management's decision to build new factories. One critical finding was issued in connection with a quality audit in 2015. A continuous improvement and engagement programme has been initiated with the supplier in order to address the issue.

4.3 PRODUCT RECALLS

Accounting policies

The number of product recalls is recorded as the number of times Novo Nordisk has instituted a recall and includes recalls in connection with clinical trials. A recall can affect various countries but only counts as one recall.

Development

In 2015, Novo Nordisk had two instances of product recalls, which is at the same level as in 2014. Both recalls were related to incorrect labelling of products. Local health authorities were informed in both instances to ensure that distributors, pharmacies, doctors and patients received appropriate information.

4.4 FAILED INSPECTIONS

Accounting policies

The number of failed inspections is measured in relation to the US Food & Drug Administration, European Medicines Agency (EMA), the Japanese Pharmaceuticals & Medical Devices Agency (PMDA), Lloyd's Register Quality Assurance (LRQA) and domestic authorities for strategic manufacturing sites. Failed inspections are defined as inspections where Warning Letters or EMA non-compliance letters related to GMP inspections are received, GMP/ISO certificates for strategic sites are lost, pre-approval inspections result in a Warning Letter, study conclusions are changed due to GCP/GLP inspection issues, or marketing or import authorisations are withdrawn due to inspection issues. Strategic sites are defined as the manufacturing sites in Brazil, China, Denmark, France and the US.

Development

In 2015, as in 2014, there were no failed inspections among those resolved at year-end. A total of 82 inspections were conducted, and at year-end 57 were passed and 25 were unresolved as final inspection reports had not been received at year-end or the final authority acceptance was pending, which is normal.

4.5 COMPANY REPUTATION

Accounting policies

Company reputation is measured annually using the RepTrak® methodology developed by Reputation Institute. The total score is measured as the mean company reputation score among people with diabetes, general practitioners, diabetes specialists and employees across 15 key markets. Reputation is measured on a scale of 0–100, with 100 being the best possible score. A score above 80 is considered excellent.

The data for external stakeholders are collected through annual surveys carried out by external consultancy firms. The employee data are collected from the yearly employee survey. For a few of the markets, historical data are not available for all the external stakeholder groups included. This has been assessed as having no material impact on the numbers reported and development trends.

COMPANY REPUTATION BY STAKEHOLDER GROUP	2015	2014	2013
People with diabetes	73.9	71.9	N/A
Employees	83.8	84.0	N/A
General practitioners	85.4	82.2	81.9
Diabetes specialists	86.4	85.1	83.9
Total score	**82.4**	80.8	82.9

NOVO NORDISK ANNUAL REPORT 2015

102 | CONSOLIDATED SOCIAL STATEMENT Supplementary information

STATEMENT OF ENVIRONMENTAL PERFORMANCE

FOR THE YEAR ENDED 31 DECEMBER

	Note	2015	2014	2013
RESOURCES				
Energy consumption (1,000 GJ)	2.1	2,778	2,556	2,572
Water consumption (1,000 m³)	2.2	3,131	2,959	2,685
EMISSIONS, ORGANIC RESIDUES AND WASTE				
CO_2 emissions from energy consumption (1,000 tons)	3.1	107	120	125
CO_2 emissions from transport (1,000 tons)	3.1	43	57	59
Organic residues (tons)	3.2	124,049	110,095	110,228
Waste (tons)	3.3	34,715	30,720	20,387
Non-hazardous waste (ratio)	3.3	42%	50%	63%
Breaches of regulatory limit values	3.4	28	9	14

NOTES RESOURCES, EMISSIONS, ORGANIC RESIDUES AND WASTE

Basis of preparation | Resources | Emissions, organic residues and waste

In the Consolidated environmental statement, Novo Nordisk reports on performance in terms of inputs of resources and outputs with figures for emissions, organic residues and waste. Progress is reported against the long-term targets to continuously reduce environmental impacts.

To support the two long-term targets, the environmental statement contains additional performance information of strategic importance such as organic residue, waste and breaches of regulatory limit values.

Challenges in meeting targets on water and energy

Energy consumption increased by 9% and water consumption by 6% compared with last year, while sales, measured in local currencies, increased by 8%. This development in performance is primarily due to increased production to meet market demands and furthermore, a new insulin-filling plant in Russia became fully operational in 2015.

DEVELOPMENT IN ENERGY AND WATER CONSUMPTION VERSUS SALES


Energy
Water
Sales in local currencies
%
15
12
9
6
3
0
2014
2015

Significant reduction in CO_2 emissions

In 2015 Novo Nordisk significantly reduced CO_2 emissions from production and product distribution by a total of 27,000 tons despite the increase in sales. CO_2 emissions from energy consumption decreased by 11% due to an increased share of renewable energy, which is a strategic priority for Novo Nordisk. At the production site in Tianjin, China, Novo Nordisk started sourcing 'Gold Power' renewable energy certificates, and in Denmark 31% of the natural gas was replaced by bio-natural gas, which is biogas upgraded to the quality of natural gas and distributed via the natural gas system. It is the ambition that all production sites are run on renewable power by 2020.

↓27,000

TONS REDUCTION OF CO_2 EMISSIONS

NOVO NORDISK ANNUAL REPORT 2015

Supplementary information CONSOLIDATED ENVIRONMENTAL STATEMENT | 103

SECTION 1 BASIS OF PREPARATION

General reporting standards and principles

The Consolidated environmental statement has been prepared in accordance with the same standards as those for the Consolidated social statement. Read more in section 1 'Basis of preparation' of the Consolidated social statement on p 97.

Principles of consolidation

The Consolidated environmental statement covers the production sites including office buildings, except for CO_2 emissions from transport, which includes external forwarders used to distribute Novo Nordisk products.

ENVIRONMENTAL ACCOUNTING POLICIES

The accounting policies set out below have been consistently applied in preparation of the Consolidated environmental statement for all the years presented.

Changes to accounting policies and disclosures

The following disclosure change has been made to align with Management priorities:

- 'CO_2 emissions from refrigerants' has been omitted as it is not used as Management information.

SECTION 2 RESOURCES

2.1 ENERGY CONSUMPTION

Accounting policies

Energy consumption is measured as both direct supply of energy (internally produced energy), which is energy Novo Nordisk produces from mainly natural gas and wood, and indirect supply of external energy (externally produced energy), which is electricity, steam and district heat. The consumption of fuel (internally produced energy) and externally produced energy is based on meter readings and invoices.

ENERGY CONSUMPTION IN 1,000 GJ	2015	2014	2013
Diabetes and obesity care	2,006	1,816	1,762
Biopharmaceuticals	322	316	362
Not allocated[1]	450	424	448
Total energy consumption	2,778	2,556	2,572

1. Not allocated consists of consumption that cannot be directly linked to the production of either Diabetes and obesity care or Biopharmaceuticals, ie office buildings and research activities.

In 2015, energy consumption increased by 9% compared with 2014 due to increased production volume and increased production capacity, as the site in Russia is now fully operational and hence included in the corporate reporting for the first time.

2.2 WATER CONSUMPTION

Accounting policies

Water consumption is measured based on meter readings and invoices. It includes drinking water, industrial water and steam.

WATER CONSUMPTION IN 1,000 M³	2015	2014	2013
Diabetes and obesity care	2,753	2,568	2,261
Biopharmaceuticals	213	209	244
Not allocated[1]	165	182	180
Total water consumption	3,131	2,959	2,685

1. Not allocated consists of consumption that cannot be directly linked to the production of either Diabetes and obesity care or Biopharmaceuticals, ie office buildings and research activities.

In 2015, water consumption increased by 6% compared with 2014 due to increased production in all business areas to meet market demands. Optimisations of water purification at the filling plant in Clayton, US, reduced water consumption at this site by 27%. 75% of the water is used in Denmark. In 2015, 14% of the water was used at locations classified as water-scarce compared with last year when 70% of the water used was at locations classified as water-scarce. Since then, Kalundborg in Denmark has been reclassified and is no longer considered a water-scarce area.

SECTION 3 EMISSIONS, ORGANIC RESIDUES AND WASTE

3.1 CO_2 EMISSIONS

Accounting policies

CO_2 emissions from energy consumption

The amount of CO_2 emissions from energy consumption covers consumption related to production measured in metric tons. CO_2 emissions from energy consumption is calculated according to the Greenhouse Gas (GHG) Protocol and based on emission factors from the previous year.

CO_2 emissions from transport (product distribution)

CO_2 emissions from product distribution is calculated by external transportation suppliers as the estimated emissions from product distribution in metric tons. It is calculated as the worldwide distribution of semi-finished and finished products, raw materials and components by air, sea and road between production sites and from production sites to affiliates, direct customers and importing distributors. CO_2 emissions from product distribution from affiliates to pharmacies, hospitals and wholesalers are not included.

NOVO NORDISK ANNUAL REPORT 2015

104 | CONSOLIDATED ENVIRONMENTAL STATEMENT Supplementary information

3.1 CO_2 EMISSIONS (CONTINUED)

CO_2 EMISSIONS IN 1,000 TONS	2015	2014	2013
– Diabetes and obesity care	88	94	96
– Biopharmaceuticals	6	10	11
– Not allocated[1]	13	16	18
CO_2 emissions from energy consumption	107	120	125
CO_2 emissions from transport	43	57	59
Total CO_2 emissions	150	177	184

1. Not allocated consists of consumption that cannot be directly linked to the production of either Diabetes and obesity care or Biopharmaceuticals, ie office buildings and research activities.

CO_2 emissions from energy consumption decreased by 11% in 2015 despite increased energy consumption. The decrease is a result of the continued priority of increasing the share of renewable energy. In 2015, the filling plant in Tianjin, China, started to source renewable energy certificates from a windfarm, and about one-third of the natural gas in Denmark was replaced by bio-natural gas. This is biogas upgraded to the quality of natural gas.

CO_2 emissions from transport (product distribution) decreased significantly, by 25%, compared with 2014. This is mainly due to an increase in the volume of products being distributed via sea from 72% in 2014 to 83% in 2015. In 2015, CO_2 emissions from sea freight accounted for 16%, transport via trucks 5% and air transport 79% of total emissions. Distributing as many products as possible by sea is a priority for Novo Nordisk, as it reduces both CO_2 emissions and costs.

3.2 ORGANIC RESIDUES

Accounting policies

Organic residues consist of recycled biomass and ethanol from the production of the active ingredients. The biomass is measured in m³ and converted to tons. The amount of ethanol is calculated based on volume and concentration and then converted to tons. The residues are primarily used in biogas plants where energy is recovered. The biomass is used as fertilizers on local farmland after the biogas production.

ORGANIC RESIDUES (TONS)	2015	2014	2013
Biomass	113,453	101,729	104,324
Ethanol	10,596	8,366	5,904
Total organic residues	124,049	110,095	110,228

Biomass increased by 12% and recycled ethanol by 27% in 2015 compared with 2014 due to increased production activities in the Diabetes and obesity care business. The relatively high increase in recyclable ethanol is due to less internal re-use following start-up of new production lines and challenges with impurities.

3.3 WASTE

Accounting policies

Waste is measured as the sum of non-hazardous and hazardous waste disposed of based on weight receipts.

Non-hazardous waste (ratio) is calculated as a percentage of the total amount of waste disposed of.

TONS OF WASTE	2015	2014	2013
Non-hazardous waste	14,500	15,492	12,813
Hazardous waste	20,215	15,228	7,574
Total waste	34,715	30,720	20,387
Non-hazardous waste (ratio)	42%	50%	63%

WASTE


Recycling
Incineration with energy recovery
Incineration without energy recovery
Special treatment
Landfilling
%
100
80
60
40
20
0
2013
2014
2015

Waste increased by 13% from 2014 to 2015, primarily due to increased production of diabetes and obesity care products, which led to a 33% increase in the amount of hazardous waste of which the majority was non-recyclable ethanol. This ethanol is disposed of in special incineration plants with energy recovery. Non-hazardous waste decreased by 6% which was mainly due to re-classification of urea from waste to fertilizer.

3.4 BREACHES OF REGULATORY LIMIT VALUES

Accounting policies

Breaches of regulatory limit values covers all breaches reported to the environmental authorities.

Development
Breaches of regulatory limit values increased from 9 in 2014 to 28 in 2015. All breaches have been reported to the authorities. 24 breaches are related to wastewater with only minor impact on the environment. The large increase is due to a change of cleaning agent at one filling plant. This change was a requirement from the local authorities and corrective actions are being taken.

NOVO NORDISK ANNUAL REPORT 2015

FINANCIAL STATEMENTS OF THE PARENT COMPANY | 105

FINANCIAL STATEMENTS OF THE PARENT COMPANY 2015

The following pages comprise the financial statements of the parent company, being the legal entity Novo Nordisk A/S. Apart from ownership of the subsidiaries in the Novo Nordisk Group, the activity within the parent company mainly comprises sales, research and development, production, corporate activities and support functions.

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER

DKK million	Note	2015	2014
Sales	2	65,911	55,739
Cost of goods sold	3	11,974	12,260
Gross profit		53,937	43,479
Sales and distribution costs	3	14,528	10,715
Research and development costs	3	11,265	11,737
Administrative costs	3	1,686	1,627
Other operating income, net		3,644	932
Non-recurring income from the partial divestment of NNIT A/S	*10*	*1,732*	–
Operating profit		30,102	20,332
Profit in subsidiaries, net of tax	11	14,800	10,963
Financial income	4	554	160
Financial expenses	4	6,099	788
Profit before income taxes		39,357	30,667
Income taxes	5	4,734	4,254
Net profit for the year		**34,623**	26,413
Proposed appropriation of net profit:			
Dividends		16,230	12,905
Net revaluation reserve according to the equity method		(3,050)	(1,856)
Retained earnings		21,443	15,364
		34,623	26,413

BALANCE SHEET

AT 31 DECEMBER

DKK million	Note	2015	2014
ASSETS			
Intangible assets	7	1,918	1,124
Property, plant and equipment	8	17,797	15,686
Financial assets	10, 11	16,057	18,939
Total non-current assets		**35,772**	35,749
Raw materials		1,541	1,327
Work in progress		6,503	5,828
Finished goods		1,524	1,254
Inventories		9,568	8,409
Trade receivables		1,729	1,950
Amounts owed by affiliated companies		10,752	10,272
Tax receivables		3,708	3,053
Other receivables		624	780
Receivables		16,813	16,055
Deferred income tax assets	6	1,668	1,484
Marketable securities		3,539	1,505
Derivative financial instruments		304	30
Cash at bank and on hand		15,493	13,268
Total current assets		**47,385**	40,751
Total assets		**83,157**	76,500

DKK million	Note	2015	2014
EQUITY AND LIABILITIES			
Share capital		520	530
Net revaluation reserve according to the equity method		4,977	8,696
Retained earnings		40,861	31,068
Total equity	9	**46,358**	40,294
Deferred income tax liabilities	6	15	–
Other provisions	12	717	565
Total provisions		**732**	565
Current debt		778	462
Derivative financial instruments		1,382	2,607
Trade payables		2,288	2,231
Amounts owed to affiliated companies		26,380	25,404
Tax payable		188	186
Other liabilities	12	5,051	4,751
Current liabilities		**36,067**	35,641
Total liabilities		**36,067**	35,641
Total equity and liabilities		**83,157**	76,500

NOVO NORDISK ANNUAL REPORT 2015

106 | FINANCIAL STATEMENTS OF THE PARENT COMPANY

NOTES

1 ACCOUNTING POLICIES

The financial statements of the parent company have been prepared in accordance with the Danish Financial Statements Act (Class D) and other accounting regulations for companies listed on NASDAQ Copenhagen.

The accounting policies for the financial statements of the parent company are unchanged from the last financial year, with the exception of the accounting policy regarding associated companies. The accounting policies are the same as for the Consolidated financial statements with the adjustments described below. For a description of the accounting policies of the Group, please refer to the Consolidated financial statements, pp 61–62.

No separate statement of cash flows has been prepared for the parent company; please refer to the Statement of cash flows for the Group on p 58.

SUPPLEMENTARY ACCOUNTING POLICIES FOR THE PARENT COMPANY

Financial assets

In the financial statements of the parent company, investments in subsidiaries are recorded under the equity method, using the respective share of the net asset values in subsidiaries. Net profit of subsidiaries less unrealised intra-Group profits is recorded in the Income statement of the parent company.

To the extent net profit exceeds declared dividends from such companies, net revaluation of investments in subsidiaries is transferred to Net revaluation reserve under Equity according to the equity method. Profits in subsidiaries are disclosed as profit after tax.

Fair value adjustments of financial assets categorised as 'Available for sale' are recognised in the Income statement.

For the accounting policy regarding investments in associated companies please refer to note 10.

Tax

For Danish tax purposes, the parent company is assessed jointly with its Danish subsidiaries. The Danish jointly taxed companies are included in a Danish on-account tax payment scheme for Danish corporate income tax. All current taxes under the scheme are recorded in the individual companies. Novo Nordisk A/S and its Danish subsidiaries are included in the joint taxation of the parent company, Novo A/S.

2 SALES

DKK million	2015	2014
Sales by business segment		
Diabetes and obesity care	65,665	55,476
Biopharmaceuticals	246	263
Total sales	**65,911**	55,739
Sales by geographical segment		
North America	33,491	23,961
Europe	13,861	13,764
International Operations	9,825	8,985
Japan & Korea	2,418	2,472
Region China	6,316	6,557
Total sales	**65,911**	55,739

Sales are attributed to geographical segment based on location of the customer. For definitions of segments, please refer to note 2.2 to the Consolidated financial statements.

3 EMPLOYEE COSTS

DKK million	2015	2014
Wages and salaries	10,012	9,080
Share-based payment costs	246	172
Pensions	902	829
Other social security contributions	216	219
Other employee costs	335	313
Total employee costs	**11,711**	10,613
Change in employee costs included in inventories	145	157

For information regarding remuneration to the Board of Directors and Executive Management, please refer to 'Remuneration' on pp 49–51 and note 2.4 to the Consolidated financial statements.

	2015	2014
Average number of full-time employees in Novo Nordisk A/S	**15,437**	14,821

4 FINANCIAL INCOME AND FINANCIAL EXPENSES

DKK million	2015	2014
Interest income relating to subsidiaries	88	64
Income from associated company	47	–
Other financial income	419	96
Total financial income	**554**	160
Interest expenses relating to subsidiaries	16	18
Foreign exchange loss (net)	648	540
Other financial expenses	5,435	230
Total financial expenses	**6,099**	788

5 INCOME TAXES

Uncertain tax positions are presented individually as part of Tax receivables/Tax payables.

Novo Nordisk A/S and its Danish subsidiaries' tax contribution to the joint taxation in 2015 amounts to DKK 4,958 million (DKK 5,082 million in 2014). In 2015, Novo Nordisk A/S paid income taxes of DKK 5,883 million related to the current year (DKK 5,520 million in 2014) and received DKK 437 million in taxes regarding prior years (DKK 603 million in 2014). Furthermore, income taxes of DKK 23 million have been paid in income taxes by Danish subsidiaries (DKK 19 million in 2014).

6 DEFERRED INCOME TAX ASSETS/(LIABILITIES)

DKK million	2015	2014
The deferred tax assets/liabilities are allocated to the various balance sheet items as follows:		
Property, plant and equipment	(646)	(690)
Indirect production costs	(1,057)	(1,007)
Unrealised internal profit	3,197	2,760
Other	159	421
Total income tax assets/(liabilities)	**1,653**	1,484

The Danish corporate tax rate was 23.5% in 2015 (24.5% in 2014). Deferred tax has been calculated based on expected realisation, reflecting the reduction in the Danish corporate tax rate (down to 22% in 2016). The effect of the change, DKK 102 million (DKK 119 million in 2014), is included in total deferred income tax.

NOVO NORDISK ANNUAL REPORT 2015

FINANCIAL STATEMENTS OF THE PARENT COMPANY | 107

7 INTANGIBLE ASSETS

DKK million	2015	2014
Cost at the beginning of the year	2,205	2,351
Additions during the year	1,158	317
Disposals during the year	–	(463)
Cost at the end of the year	3,363	2,205
Amortisation at the beginning of the year	1,081	1,052
Amortisation during the year	121	98
Impairment losses for the year	243	394
Amortisation and impairment losses reversed on disposals during the year	–	(463)
Amortisation at the end of the year	1,445	1,081
Carrying amount at the end of the year	**1,918**	1,124

Intangible assets primarily relate to patents and licences, internally developed software, and costs related to major IT projects.

8 PROPERTY, PLANT AND EQUIPMENT

DKK million	Land and buildings	Plant and machinery	Other equipment	Payments on account and assets in course of construction	2015	2014
Cost at the beginning of the year	12,351	16,093	2,215	3,912	34,571	32,664
Additions during the year	189	172	115	3,380	3,856	2,547
Disposals during the year	(62)	(258)	(152)	–	(472)	(640)
Transfer from/(to) other items	327	631	125	(1,083)	–	–
Cost at the end of the year	12,805	16,638	2,303	6,209	37,955	34,571
Depreciation and impairment losses at the beginning of the year	5,235	12,119	1,531		18,885	17,443
Depreciation for the year	524	951	178		1,653	1,847
Impairment losses for the year	–	34	14		48	84
Depreciation reversed on disposals during the year	(44)	(233)	(151)		(428)	(489)
Depreciation and impairment losses at the end of the year	5,715	12,871	1,572	–	20,158	18,885
Carrying amount at the end of the year	7,090	3,767	731	6,209	**17,797**	15,686

9 STATEMENT OF CHANGES IN EQUITY

DKK million	Share capital	Net revaluation reserve	Retained earnings	2015	2014
Balance at the beginning of the year	530	8,696	31,068	40,294	42,569
Appropriated from Net profit for the year			21,443	21,443	15,364
Proposed dividends			16,230	16,230	12,905
Appropriated from Net profit for the year to Net revaluation reserve		(3,050)		(3,050)	(1,856)
Effect of hedged forecast transactions transferred to the Income statement			2,162	2,162	(1,201)
Fair value adjustments of cash flow hedges for the year			(614)	(614)	(2,162)
Dividends paid			(12,905)	(12,905)	(11,866)
Share-based payments (note 3)			246	246	172
Tax credit related to share option scheme			9	9	54
Purchase of treasury shares			(17,229)	(17,229)	(14,728)
Sale of treasury shares			33	33	61
Reduction of the B share capital	(10)		10	–	–
Exchange rate adjustments of investments in subsidiaries		(669)	–	(669)	(35)
Other adjustments			408	408	1,017
Balance at the end of the year	520	4,977	40,861	**46,358**	40,294

Please refer to note 4.1 to the Consolidated financial statements regarding average number of shares, treasury shares and total number of A and B shares in Novo Nordisk A/S.

10 INVESTMENT IN ASSOCIATED COMPANY

On divestment of 74.5% of the shares in NNIT A/S on 6 March 2015, the remaining interest became an associated company of Novo Nordisk A/S. Net gain on the divestment is determined as the difference between the sales proceeds and the carrying amount of net assets. The remaining interest is measured at the carrying amount of net assets at the date when control is lost with no revaluation to fair value. The investment is adjusted by Novo Nordisk's share of results after tax of the associated company.

NOVO NORDISK ANNUAL REPORT 2015

108 | FINANCIAL STATEMENTS OF THE PARENT COMPANY

11 FINANCIAL ASSETS

DKK million	Investments in subsidiaries	Amounts owed by affiliates	Investment in associated company	Other securities and investments	2015	2014
Cost at the beginning of the year	8,736	1,139		482	10,357	9,603
Investments during the year	44	1,116	153	41	1,354	1,139
Divestments during the year	(1)	(788)		(156)	(945)	(385)
Cost at the end of the year	8,779	1,467	153	367	10,766	10,357
Value adjustments at the beginning of the year	28,641	4		(118)	28,527	26,000
Profit/(loss) before tax	20,719				20,719	17,077
Share of result after tax in associated companies			47		47	–
Income taxes on profit for the year	(3,882)				(3,882)	(3,339)
Amortisation and impairment					–	(3)
Market value adjustment				351	351	–
Dividends received	(17,408)				(17,408)	(11,154)
Divestments during the year	(595)			123	(472)	(551)
Effect of exchange rate adjustment	81	(110)		17	(12)	832
Other adjustments	153				153	(335)
Value adjustments at the end of the year	27,709	(106)	47	373	28,023	28,527
Unrealised internal profit at the beginning of the year	(19,945)				(19,945)	(15,755)
Change for the year – charged to Income statement	(2,037)				(2,037)	(2,775)
Change for the year – charged to Equity					–	(706)
Effect of exchange rate adjustment	(750)				(750)	(709)
Unrealised internal profit at the end of the year	(22,732)	–	–	–	(22,732)	(19,945)
Carrying amount at the end of the year	13,756	1,361	200	740	16,057	18,939

Carrying amount of investments in subsidiaries does not include capitalised goodwill at the end of the year. A list of companies in the Novo Nordisk Group is found in note 5.6 to the Consolidated financial statements.

12 OTHER PROVISIONS

DKK million	2015	2014
Non-current	717	565
Current	277	332
Total other provisions	994	897

Provisions for pending litigations are recognised as Other provisions. Furthermore, as part of normal business Novo Nordisk issues credit notes for expired goods. Consequently, a provision for future returns is made, based on historical product return statistics.

For information on pending litigations, please refer to note 3.6 to the Consolidated financial statements.

13 RELATED PARTY TRANSACTIONS

For information on transactions with related parties, please refer to note 5.4 to the Consolidated financial statements.

14 FEE TO STATUTORY AUDITORS

DKK million	2015	2014
Statutory audit	8	7
Audit-related services	2	6
Tax advisory services	3	4
Other services	2	3
Total fee to statutory auditors	15	20

15 COMMITMENTS AND CONTINGENCIES

DKK million	2015	2014
Commitments		
Lease commitments	1,255	1,525
Contractual obligations relating to investments in property, plant and equipment	893	244
Guarantees given for subsidiaries	6,418	4,529
Obligations relating to research and development projects	2,457	3,691
Other guarantees and commitments	4,523	3,879
Lease commitments expiring within the following periods from the balance sheet date		
Within one year	209	217
Between one and five years	642	681
After five years	404	627
Total lease commitments	1,255	1,525

The lease costs for 2015 and 2014 were DKK 293 million and DKK 285 million respectively.

Security for debt	2015	2014
Land, buildings and equipment etc at carrying amount	74	80

Novo Nordisk A/S and its Danish subsidiaries are jointly taxed with the Danish companies in the Novo A/S Group. The joint taxation also covers witholding taxes in the form of dividend tax, royalty tax and interest tax. The Danish companies are jointly and individually liable for the joint taxation. Any subsequent adjustments to income taxes and withholding taxes may lead to a larger liability. The tax for the individual companies is allocated in full on the basis of the expected taxable income.

For information on pending litigation and other contingencies, please refer to notes 3.6 and 5.3 to the Consolidated financial statements.

NOVO NORDISK ANNUAL REPORT 2015

Management statement

CONSOLIDATED FINANCIAL STATEMENTS | 109

STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT ON THE ANNUAL REPORT

Today, the Board of Directors and Executive Management approved the Annual Report of Novo Nordisk A/S for the year 2015.

The Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and International Financial Reporting Standards as endorsed by the EU. The Financial statements of the parent company, Novo Nordisk A/S, have been prepared in accordance with the Danish Financial Statements Act.

Further, the Consolidated financial statements, the Financial statements of the parent company and Management's Review have been prepared in accordance with additional Danish disclosure requirements for listed companies.

In our opinion, the Consolidated financial statements and the Financial statements of the parent company give a true and fair view of the financial position at 31 December 2015, the results of the Group's and parent company's operations, and consolidated cash flows for the financial year 2015. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the year, and of the financial position of the Group and the parent company as well as a description of the most significant risks and elements of uncertainty facing the Group and the parent company.

Novo Nordisk's Consolidated social and environmental statements have been prepared in accordance with the reporting principles of materiality, inclusivity and responsiveness of AA1000APS(2008). They give a balanced and reasonable presentation of the organisation's social and environmental performance.

We recommend that the Annual Report be adopted at the Annual General Meeting.

Bagsværd, 2 February 2016

Executive Management

Lars Rebien Sørensen
President and CEO

Jesper Brandgaard
CFO

Lars Fruergaard Jørgensen

Jakob Riis

Mads Krogsgaard Thomsen

Board of Directors

Göran Ando
Chairman

Jeppe Christiansen
Vice chairman

Bruno Angelici

Sylvie Grégoire

Liz Hewitt

Liselotte Hyveled

Thomas Paul Koestler

Eivind Kolding

Anne Marie Kverneland

Søren Thuesen Pedersen

Stig Strøbæk

Mary Szela

NOVO NORDISK ANNUAL REPORT 2015

110 | INDEPENDENT AUDITOR'S REPORT

INDEPENDENT AUDITOR'S REPORTS

To the Shareholders of Novo Nordisk A/S

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENTS OF THE PARENT COMPANY

We have audited the Consolidated financial statements and the Financial statements of Novo Nordisk A/S for the financial year 2015, pp 55–94 and pp 105–108, which comprise Income Statement, Balance Sheet, Statement of Changes in Equity and Notes including accounting policies for the Group as well as for the Parent Company and Statement of Comprehensive Income and Cash Flow Statement for the Group.

The Consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and International Financial Reporting Standards as endorsed by the EU. The Financial statements of the Parent Company are prepared in accordance with the Danish Financial Statements Act. Moreover, both the Consolidated financial statements and the Financial statements of the Parent Company are prepared in accordance with additional Danish disclosure requirements for listed companies.

Management's Responsibility for the Consolidated financial statements and the Financial statements of the Parent Company

The Management is responsible for the preparation of the Consolidated financial statements and the Financial statements of the Parent Company that give a true and fair view in accordance with the above legislation and accounting standards, and for such internal control as Management determines is necessary to enable preparation of Consolidated financial statements and Financial statements of the Parent Company that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Consolidated financial statements and the Financial statements of the Parent Company based on our audit. We conducted our audit in accordance with International standards on Auditing and additional requirements under Danish Audit regulation. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated financial statements and the Financial statements of the Parent Company are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated financial statements and the Financial statements of the Parent Company. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the Consolidated financial statements and the Financial statements of the Parent Company, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of Consolidated financial statements and Financial statements of the Parent Company that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Management, as well as evaluating the overall presentation of the Consolidated financial statements and the Financial statements of the Parent Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Consolidated financial statements give a true and fair view of the financial position at 31 December 2015 of the Group and of the results of the Group's operations and consolidated cash flows for the financial year 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and International Financial Reporting Standards as endorsed by the EU and additional Danish disclosure requirements for listed companies. Moreover, in our opinion the Financial statements of the Parent Company give a true and fair view of the financial position at 31 December 2015 and of the results of the Parent Company's operations for the financial year 2015 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for listed companies.

STATEMENT ON MANAGEMENT'S REVIEW

We have read Management's Review, pp 1–54 and p 95 in accordance with the Danish Financial Statements Act.

On this basis, it is our opinion that the information provided in the Management's Review is consistent with the Consolidated financial statements and the Financial statements of the Parent Company.

Bagsværd, 2 February 2016

PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab (CVR no 3377 1231)

Torben Jensen
State Authorised Public Accountant

NOVO NORDISK ANNUAL REPORT 2015

INDEPENDENT ASSURANCE REPORT | 111

INDEPENDENT LIMITED ASSURANCE REPORT ON THE SOCIAL AND ENVIRONMENTAL REPORTING FOR 2015

To the Stakeholders of Novo Nordisk A/S

We have undertaken a limited assurance engagement of the consolidated social and environmental information of the Annual Report (the report) of Novo Nordisk A/S for 2015 which comprises Management's Review and the Consolidated social and environmental statements on pp 1–54 and 96–104. The assurance engagement has also covered the nature and extent of Novo Nordisk's adherence to the AA1000 AccountAbility Principles Standard (AA1000APS (2008)) principles (inclusivity, materiality and responsiveness) with respect to stakeholder dialogue.

Novo Nordisk's responsibility for the consolidated social and environmental information

Novo Nordisk's management is responsible for adherence to the AA1000AS (2008) Standard, preparation of the consolidated social and environmental information (the information) in accordance with the accounting policies described on pages 97–104 and the Novo Nordisk approach towards adherence to AA1000APS (2008). This responsibility includes design, implementation and maintenance of internal controls relevant to ensure that data are free from material misstatement, whether due to fraud or error.

Our independence and quality control

We have complied with the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, which includes independence and other ethical requirements founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior. We also qualify as independent as defined by the AA1000 Assurance Standard (AA1000AS(2008)). The firm applies International Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Our work was carried out by an independent multidisciplinary team with experience in sustainability reporting and assurance.

Our responsibility

Our responsibility is to express a limited assurance conclusion on the information in the report based on the procedures we have performed and the evidence we have obtained. Furthermore, our responsibility is, by applying the AA1000AS (2008), to express a moderate assurance conclusion and make recommendations for the nature and extent of Novo Nordisk's adherence to the AA1000APS (2008) principles.

We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements 3000, 'Assurance Engagements other than Audits or Reviews of Historical Financial Information', issued by the International Auditing and Assurance Standards Board. ISAE 3000 requires that we plan and perform this engagement to obtain limited assurance about whether the information are free from material misstatement.

A limited assurance engagement undertaken in accordance with ISAE 3000 involves assessing the suitability of Novo Nordisk's use of stated accounting policies as the basis for the preparation of the information. Furthermore, it involves assessing the risks of material misstatement of the information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the information. A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both the risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks.

Moreover, we have planned our work based on the AA1000AS (2008) to perform a Type 2 engagement and to obtain moderate assurance regarding the nature and extent of Novo Nordisk's adherence to the principles of inclusivity, materiality and responsiveness.

The procedures we performed were based on our professional judgment and included inquiries, observation of processes performed, inspection of documents, analytical procedures, evaluating the appropriateness of quantification methods and reporting policies, and agreeing or reconciling with underlying records.

We conducted interviews with members of the Executive Management, Corporate Sustainability, Commercial Planning, Global Development, and Investor Relations. Also interviews with Management of the affiliate in Mexico and an external stakeholder regarding Novo Nordisk's commitment and adherence to the principles of inclusivity, materiality and responsiveness and the existence of systems and procedures to support Novo Nordisk's Triple Bottom Line governance and stakeholder relationships. Our work in particular focused on the Changing Diabetes program, Cities Changing Diabetes and the Novo Nordisk's 40by20 goal.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. Accordingly, we do not express a reasonable assurance opinion about whether Novo Nordisk's consolidated social and environmental information have been prepared, in all material respects, in accordance with the social and environmental accounting policies applied and stated on pages 97–104.

Limited assurance conclusion

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the consolidated social and environmental information presented in Novo Nordisk's 2015 annual report are not prepared, in all material respects, in accordance with the social and environmental accounting policies as stated on pages 97–104.

Furthermore, nothing has come to our attention causing us to believe that Novo Nordisk does not adhere to the AA1000APS (2008) principles.

Observations and recommendations

According to AA1000AS (2008), we are required to include observations and recommendations for improvements in relation to adherence to the AA1000APS (2008) principles. We have no significant recommendations regarding inclusivity, materiality and responsiveness.

Regarding inclusivity
Novo Nordisk continues to demonstrate a strong commitment to accountability with systems and processes in place to support stakeholder engagement around sustainability issues at corporate and affiliate levels. Stakeholder inclusivity is integrated across the business and in new initiatives. In 2015, Novo Nordisk has been highly engaged in the rollout of the Cities Changing Diabetes initiative which has included a formalised approach to stakeholder engagement and input.

Regarding materiality
Novo Nordisk continues to discuss, evaluate and determine the materiality of sustainability issues on an ongoing basis through a number of relevant governance bodies and core business processes, involving senior management input from across the business. The Social and Environmental Committee with a direct responsibility for Executive Management further strengthens the Triple Bottom Line management within the business.

Regarding responsiveness
Novo Nordisk's commitment to being responsive to stakeholder needs and concerns is evident from Senior Management's increasing engagement in dialogue, at both international and country level, on care and prevention of diabetes and other chronic diseases. In 2015, a stronger focus has been introduced in the Changing Diabetes program to better respond to patients needs and to further increase Novo Nordisk's impact on 'the rule of halves'.

Bagsværd, 2 February 2016

PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab (CVR no 3377 1231)

Torben Jensen
State Authorised Public Accountant

NOVO NORDISK ANNUAL REPORT 2015

112 | ADDITIONAL INFORMATION

PRODUCT OVERVIEW


NovoPen® 5
Victoza®
Norditropin® FlexPro®
Saxenda®
Tresiba®
200

A selection of Novo Nordisk injection devices.

DIABETES CARE

NEW-GENERATION INSULINS
- Tresiba®, insulin degludec
- Ryzodeg®, insulin degludec/insulin aspart
- Xultophy®, insulin degludec/liraglutide

GLUCAGON-LIKE PEPTIDE-1
- Victoza®, liraglutide

MODERN INSULINS
- Levemir®, insulin detemir
- NovoRapid®, insulin aspart
- NovoRapid® PumpCart®, pre-filled insulin pump cartridge
- NovoMix® 30, biphasic insulin aspart
- NovoMix® 50, biphasic insulin aspart
- NovoMix® 70, biphasic insulin aspart

HUMAN INSULINS
- Insulatard®, isophane (NPH) insulin
- Actrapid®, regular human insulin
- Mixtard® 30, biphasic human insulin
- Mixtard® 40, biphasic human insulin
- Mixtard® 50, biphasic human insulin

DIABETES DEVICES
Pre-filled insulin delivery systems
- FlexTouch®, U100, U200
- FlexPen®
- InnoLet®

OTHER INSULIN DELIVERY SYSTEMS
- PumpCart®, NovoRapid® cartridge to be used in pump
- Cartridge
- Vial

INSULIN PENS
- NovoPen® 5
- NovoPen® 4
- NovoPen® 3
- NovoPen Echo®, with memory function

NEEDLES
- NovoFine® Plus
- NovoFine®
- NovoTwist®
- NovoFine® AutoCover

ORAL ANTIDIABETIC AGENTS
- NovoNorm®, repaglinide

GLUCAGON
- GlucaGen®, glucagon for diagnostic use
- GlucaGen® Hypokit, glucagon emergency kit for severe hypoglycaemia

OBESITY

- Saxenda®, GLP-1 analogue for weight management

BIOPHARMACEUTICALS

HAEMOSTASIS
- NovoSeven®, recombinant factor VIIa, also available with pre-filled syringe in an increasing number of countries
- NovoThirteen®, recombinant factor XIII
- NovoEight®, recombinant factor VIII

HUMAN GROWTH HORMONE
- Norditropin®, somatropin (rDNA origin)
- Norditropin® FlexPro®, pre-filled multi-dose delivery system
- Norditropin® NordiFlex®, pre-filled multi-dose delivery system
- Norditropin® NordiLet®, pre-filled multi-dose delivery system
- Norditropin® SimpleXx®, durable multi-dose delivery system
- NordiPen®
- PenMate®, automatic needle inserter, (for NordiPen® and NordiFlex®)

HORMONE REPLACEMENT THERAPY
- Vagifem®, estradiol hemihydrate
- Activelle®, estradiol/norethisterone acetate
- Kliogest®, estradiol/norethisterone acetate
- Novofem®, estradiol/norethisterone acetate
- Trisequens®, estradiol/norethisterone acetate
- Estrofem®, estradiol

ADDITIONAL INFORMATION | 113

MORE INFORMATION AND REFERENCES

FINANCIAL CALENDAR 2016

	DIVIDEND				ANNOUNCEMENT OF FINANCIAL RESULTS			
18 MARCH 2016	21 MARCH 2016	22 MARCH 2016	23 MARCH 2016	30 MARCH 2016	29 APRIL 2016	05 AUGUST 2016	28 OCTOBER 2016	02 FEBRUARY 2017
Annual general meeting	Ex-dividend	Record date	Payment, B shares	Payment, ADRs	First three months	Half year	First nine months	Full year

NEWS AND UPDATES

FOR MORE NEWS FROM NOVO NORDISK, VISIT

novonordisk.com/investors
novonordisk.com/press
novonordisk.com/sustainability

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ADDITIONAL REPORTING

In addition to the Annual Report, Novo Nordisk provides disclosure in separate reports to satisfy specific legal requirements and stakeholder interests. Additional reports can be downloaded from novonordisk.com/annualreport.

FORM 20-F

Annual reporting requirement by the US Securities and Exchange Commission (SEC) for foreign private issuers with equity shares listed on exchanges in the United States. Form 20-F is filed using a standardised reporting form so that investors can evaluate the company alongside US domestic equities.

CORPORATE GOVERNANCE REPORT

Requirement according to the Danish Financial Statements Act. Reporting of compliance with Danish Corporate Governance Recommendations.

UNITED NATIONS GLOBAL COMPACT

Voluntary Communication on Progress reporting in the form of the United Nations and its 10 principles in the areas of human rights, labour rights, environment and anti-corruption. As a LEAD member, Novo Nordisk provides additional progress reporting on corporate sustainability leadership and UN goals. This reporting also fulfils the requirements of the Danish Financial Statements Act, sections 99a and 99b, on policies and actions for corporate responsibility and progress against targets for diversity in management.

Design and production: ADtomic Communications. **Accounts and notes:** Team2Graphics. **Printing:** Bording PRO as, February 2016. **Photography:** Rasmus Daniel Taun, Jesper Westley Jørgensen, Ulrik Jantzen, Ludmilla Aud Timsdottir, Martin Juul, Anders Bøggild, Jesper Edvardsen, Søren Svendsen, Jens Lindhe.

References: **1.** International Diabetes Federation. *IDF Diabetes Atlas, 7th edn*. Brussels, Belgium: International Diabetes Federation 2015. **2.** World Health Organization: Obesity and overweight. Fact sheet N° 311. World Health Organization, January 2015. **3.** World Federation of Hemophilia. About Bleeding Disorders, Hemophilia. World Federation of Haemophilia, May 2012. **4.** Efpia, European Federation of Pharmaceutical Industries and Associations. http://www.efpia.eu/diseases/68/59/Growth-Problems. **5.** EvaluatePharma, January 2016. Data on file. **6.** UK Prospective Diabetes Study (UKPDS) Group. UK prospective diabetes study VIII. Study design, progress and performance. *Diabetologia* 1991; 34:877–890. **7.** Hart JT. Rule of Halves: implications of increasing diagnosis and reducing dropout for future workload and prescribing costs in primary care. *Br J Gen Pract* 1992; 42(356):116–119 and Smith WCS, Lee AJ, Crombie IK & Tunstall-Pedoe H. Control of blood pressure in Scotland: the rule of halves. *BMJ* 1990; 300:981–983. **8.** International Diabetes Federation, idf.org/about-diabetes/risk-factors **9.** Gray A, et al: Cost effectiveness of an intensive blood glucose control policy in patients with type 2 diabetes: economic analysis alongside randomised controlled trial (UKPDS 41). *BMJ* 2000; 320:1373–8. **10.** Li R, et al: Cost-effectiveness of interventions to prevent and control diabetes mellitus: a systematic review. *Diabetes Care* 2010; 33:1872–94. **11.** Gray A, Raikou M, McGuire A, et al. Cost-effectiveness of an intensive blood glucose control policy in patients with type 2 diabetes: economic analysis alongside randomised controlled trial (UKPDS 41). *BMJ* 2000; 320:1373–8. **12.** Novo Nordisk A/S. Economic simulations based on the CORE diabetes model 2011. **13.** American Diabetes Association. Approaches to Glycemic Treatment. *Diabetes Care* 2015; 38(Supplement 1):S41–S48. **14.** McCullough AJ. Epidemiology of the metabolic syndrome in the USA. *Journal of Digestive Diseases* 2011; 12:333–340. **15.** Ogden CL, Carroll MD, Kit BK & Flegal KM. Prevalence of Childhood and Adult Obesity in the United States 2011–2012. *The Journal of the American Medical Association* 2014; 311(8):806–814. **16.** United Nations Department of Economic and Social Affairs. *World Urbanization Prospects, The 2014 Revision, Highlights* 2014. **17.** Stonebraker JS, Bolton-Maggs PHB, Soucie JM, Walker I & Brooker M. A study of variations in the reported haemophilia A prevalence around the world. *Haemophilia* 2010; 16:20–32. **18.** Stonebraker JS, Bolton-Maggs PHB, Michael Soucie JM, Walker I & Brooker M. A study of variations in the reported haemophilia B prevalence around the world. *Haemophilia* 2012; 18(3):e91–4.

Market data on pp 16, 17, 36 and 37 are from IMS Health 2015. Market data on p 35 are from IMS Health – Market Prognosis Global, January 20 2016 (data on file for list of countries included in regions).

NOVO NORDISK ANNUAL REPORT 2015

Headquarters Novo NordiskA/S NovoAllé 2880 Bagsværd Denmark Tel +45 4444 8888 CVR number 24 25 6790 novonordisk.com Investor Service Enquiries and feedback on theAnnual Report should be addressed to: annualreport@novonordisk.com Shareholders’ enquiries concerning dividend payments andshareholder accounts should be addressed to: shareholder@novonordisk.com Aerial view of Shanghai, China. More than 23million people live in Shanghai, which is one of the partner cities in theCities Changing Diabetes programme. It is estimated that 8.3% of the city’s population has type 2 diabetes. If action isnot taken, this number is projected to grow to 15.5% by 2040. Read more about Cities Changing Diabetes on page 30. ADR holders’ enquiries concerning dividend payments, transfer of ADR certificates, consolidation of accounts andtracking of ADRs should be addressed to: JP Morgan Chase Bank,N.A. PO Box64504 4 New York Plaza, Floor12 New York, NY1004 Attention: Depositary Receipts Group Tel +1 800 990 1135 Tel +1 651 4532128 (From outside the UnitedStates) jpmorgan.adr@wellsfargo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 10, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer